UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 6, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “2015 Annual Report”
99.2	Announcement entitled "Notice of Annual General Meeting"
99.3	Announcement entitled "Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-Election of Directors"
99.4	Announcement entitled "Form of proxy for the Annual General Meeting to be held on 26 May 2016"
99.5	Announcement entitled "Notification Letter and Request Form For Non-Registered Holders"

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in the Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on 18 September 2013.

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. Overseas, the Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at 31 December 2015, the Group owned net proved reserves of approximately 4.32 billion BOE, and its average daily net production was 1,358,022 BOE (unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had total assets of approximately RMB664.4 billion.

Content

2	Financial Summary
3	Operating Summary
6	Chairman’s Statement
8	Business Overview
9	Overview
10	Exploration
11	Engineering Construction, Development
and Production
12	Regional Overview
17	Sales and Marketing
17	Research and Development
18	Risk Management and Internal Control
System
19	Risk Factors
23	Health, Safety and Environmental Protection
24	Corporate Citizen
25	Human Resources
27	Corporate Governance Report
44	Directors and Senior Management
51	Report of the Directors
61	Management’s Discussion and Analysis
66	Independent Auditors’ Report
67	Consolidated Statement of Profit or Loss and
Other Comprehensive Income
68	Consolidated Statement of Financial Position
69	Consolidated Statement of Changes in Equity
70	Consolidated Statement of Cash Flows
71	Notes to Consolidated Financial Statements
132	Supplementary Information on Oil and Gas
Producing Activities (Unaudited)
145	Notice of Annual General Meeting
151	Glossary
152	Company Information

Financial Summary

(Amounts expressed in millions of RMB)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Audited)

Year ended 31 December

	2011	2012	2013	2014	2015

Total revenues	240,944	247,627	285,857	274,634	171,437
Total expenses	(150,337)	(160,486)	(207,354)	(193,719)	(153,981)
Interest income/(finance costs), net	(511)	(601)	(2,365)	(3,701)	(5,245)
Share of profits/(losses) of
associates and a joint venture	567	(27)	895	1,006	1,903
Investment income	1,828	2,392	2,611	2,684	2,398
Profit before tax	92,565	90,172	80,851	82,513	17,130
Income tax (expense)/credit	(22,310)	(26,481)	(24,390)	(22,314)	3,116
Profit for the year	70,255	63,691	56,461	60,199	20,246

Consolidated Statement of Financial Position (Audited)
As at 31 December

	2011	2012	2013	2014	2015

Current assets	131,923	170,894	146,552	140,708	140,211
Property, plant and equipment	220,567	252,132	419,102	463,222	454,141
Investments in associates/
a joint venture	22,997	24,017	24,397	25,250	28,413
Intangible assets	1,033	973	17,000	16,491	16,423
Total assets	384,264	456,070	621,473	662,859	664,362
Current liabilities	(70,216)	(82,437)	(128,948)	(103,498)	(84,380)
Non-current liabilities	(51,192)	(63,853)	(150,905)	(179,751)	(193,941)
Total liabilities	(121,408)	(146,290)	(279,853)	(283,249)	(278,321)
Equity	262,856	309,780	341,620	379,610	386,041

CNOOC LIMITED Annual Report 2015  2

Operating Summary

Year ended 31 December

	2011	2012	2013	2014	2015

Production
Net production of crude
and liquids (barrels/day)
China	598,590	615,122	610,435	626,791	761,019
Bohai	405,682	411,642	392,413	403,927	477,904
Western South China Sea	72,006	72,672	75,606	80,493	89,958
Eastern South China Sea	120,563	130,266	141,545	141,166	190,525
East China Sea	339	543	872	1,206	2,632
Overseas	83,993	104,623	279,409	305,345	338,440
Asia (excluding China)	17,427	14,883	28,997	37,237	45,640
Oceania	5,382	4,846	4,533	4,297	3,350
Africa	56,348	56,998	77,343	76,838	83,677
North America (excluding Canada)**	4,836	27,896	44,245	49,814	54,692
Canada	–	–	39,872	48,183	46,712
Europe	–	–	83,460	87,918	103,258
South America	–	–	960	1,058	1,110

Subtotal	682,583	719,745	889,845	932,137	1,099,459

Net production of
natural gas (mmcf/day)
China	689.9	663.1	634.5	643.3	731.9
Bohai	123.0	123.9	127.4	137.9	136.9
Western South China Sea	390.4	364.1	330.5	341.7	314.3
Eastern South China Sea	157.8	148.8	151.4	136.8	234.9
East China Sea	18.7	26.3	25.2	26.8	45.8
Overseas	345.3	308.6	482.7	546.6	482.1
Asia (excluding China)	218.7	157.8	140.3	154.4	140.0
Oceania	101.1	101.1	98.2	111.2	93.5
North America (excluding Canada)**	25.6	49.7	109.5	112.7	134.6
Canada	–	–	106.0	117.5	68.4
Europe	–	–	28.7	50.7	45.5

Subtotal	1,035.2	971.7	1,117.1	1,189.9	1,214.0

Total net production (BOE/day)
China	715,219	727,287	717,784	735,533	884,346
Bohai	426,190	432,285	413,650	426,913	500,719
Western South China Sea	138,712	135,007	132,284	138,972	143,676
Eastern South China Sea	146,864	155,070	166,778	163,970	229,679
East China Sea	3,453	4,925	5,072	5,678	10,271
Overseas	144,511	161,561	365,010	401,804	423,319
Asia (excluding China)	53,872	43,752	54,529	65,280	70,987
Oceania	25,195	24,628	23,909	26,092	21,673
Africa	56,348	56,998	77,343	76,838	83,677
North America (excluding Canada)**	9,096	36,183	62,496	68,396	76,915
Canada	–	–	57,534	67,770	58,115
Europe	–	–	88,241	96,370	110,842
South America	–	–	960	1,058	1,110

Total	859,730	888,848	1,082,795	1,137,337	1,307,664

Net production in equity
method investees
Crude and liquids (barrels/day)	25,704	23,020	22,758	23,510	24,588
Natural gas (mmcf/day)	136.5	138.0	130.2	140.2	149.6

Subtotal (BOE/day)	49,270	46,767	45,173	47,640	50,357

Total (BOE/day)	909,000	935,615	1,127,967	1,184,977	1,358,022

CNOOC LIMITED Annual Report 2015  3

	2011	2012	2013		2014		2015

Reserves at year end*
Net proved crude and liquids
reserves (million barrels)
China	1,584.7	1,665.7	1,692.6		1,691.6		1,430.6
Bohai	1,000.4	1,067.2	1,087.6		1,111.7		908.3
Western South China Sea	250.5	224.8	228.3		210.0		149.3
Eastern South China Sea	316.1	354.0	357.0		351.9		357.0
East China Sea	17.7	19.8	19.8		18.0		16.1
Overseas	384.6	515.0	1,367.8	***	1,348.2	***	1,399.6	***
Asia (excluding China)	81.8	65.0	83.6		47.4		59.8
Oceania	19.0	16.7	15.9		16.6		14.5
Africa	133.7	135.7	155.4		142.5		166.6
North America (excluding Canada)**	150.1	297.6	175.0		209.3		239.5
Canada	–	–	770.3		781.4		815.3
Europe	–	–	166.0		149.1		102.3
South America	–	–	1.7		1.8		1.6

Subtotal	1,969.3	2,180.7	3,060.4		3,039.8		2,830.2

Net proved natural
gas reserves (bcf)
China	4,139.5	4,459.1	4,475.6		4,756.8		5,354.6
Bohai	596.2	592.5	552.9		480.8		381.4
Western South China Sea	2,017.2	2,384.9	2,505.4		2,318.1		3,132.6
Eastern South China Sea	1,222.4	1,175.7	1,114.2		1,029.6		951.6
East China Sea	303.7	305.9	303.1		928.3		889.0
Overseas	1,487.9	1,546.3	1,847.7		1,974.0		1,638.3
Asia (excluding China)	848.7	800.4	889.4		861.2		845.8
Oceania	467.8	409.5	386.0		455.7		389.2
North America (excluding Canada)**	171.4	336.4	349.6		403.9		275.2
Canada	–	–	195.0		233.0		119.3
Europe	–	–	27.8		20.2		8.8

Subtotal	5,627.4	6,005.3	6,323.3		6,730.8		6,992.9

Total net proved reserves
(million BOE)
China	2,274.8	2,408.9	2,442.3		2,486.8		2,324.3
Bohai	1,099.8	1,165.9	1,179.7		1,191.8		971.8
Western South China Sea	586.7	622.2	649.6		598.7		672.6
Eastern South China Sea	519.9	550.0	542.7		523.5		515.6
East China Sea	68.4	70.7	70.4		172.7		164.2
Overseas	646.3	793.7	1,696.4		1,698.3		1,691.7
Asia (excluding China)	223.2	207.5	240.6		199.4		208.9
Oceania	110.7	96.8	92.0		106.0		90.8
Africa	133.7	135.7	155.4		142.5		166.6
North America (excluding Canada)**	178.7	353.7	233.2		275.9		284.8
Canada	–	–	802.8		820.2		835.2
Europe	–	–	170.6		152.5		103.8
South America	–	–	1.7		1.8		1.6

Total	2,921.1	3,202.6	4,138.7		4,185.0		4,016.0

Net proved reserves in equity
method investees
Crude and liquids (million barrels)	196.3	200.7	199.3		200.4		200.1
Natural gas (bcf)	442.0	513.7	519.9		537.3		576.9

Subtotal (million BOE)	269.0	289.3	288.9		293.0		299.5

Total*	3,190	3,492	4,428		4,478		4,315.5

CNOOC LIMITED Annual Report 2015  4

	2011	2012	2013	2014	2015

Others
Reserve life (years)	9.3	9.8	10.5	10.1	8.4
Reserve life (years) (including
equity method investees)	9.6	10.2	10.8	10.4	8.7
Reserve replacement ratio (%)	167	187	337	111	65
Reserve replacement ratio (%,
including equity method investees)	158	188	327	112	67

Average realized price
Crude oil (US$/barrel)	109.75	110.48	104.60	96.04	51.27
Natural gas (US$/mcf)	5.15	5.77	5.78	6.44	6.39

*	Approximately 23%, 36%, 52%, 52% and 62%, respectively, of our net proved reserve estimates in 2011, 2012, 2013, 2014 and 2015 were made by the Company’s internal evaluation staff and the remaining were made by the independent consultants. Our reserve data was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective as of 1 January 2010.

**	As Canada’s proved reserves were over 15% of the Group’s total proved reserves since the end of 2013, the Group’s proved reserves and production data in Canada are disclosed separately for year 2013 and after. For year 2012 and before, Canada’s numbers are included in North America (if applicable) and disclosed on a combined basis.

***	Includes 749.9 million barrels of synthetic oil and 31.4 million barrels of bitumen in 2014; 815.3 million barrels of synthetic oil in 2015.

CNOOC LIMITED Annual Report 2015  5

Chairman’s Statement

Dear Shareholders,

In 2015, the steep downward adjustment of the global economy has continued unabated with little signs of recovery. International oil prices have continued to hover at low levels due to concerns over the prospects of global economic growth and oversupply of crude oil. With oil prices once again plummeting towards the end of the year, worldwide oil and gas industry is experiencing a “cold winter”.

We have proactively adjusted our approach and strategy for our future development, continued to focus on quality and efficiency, so as not only strive for survival, but also seek for future development. In 2015, the Company significantly reduced capital expenditures by 38% compared to 2014 and achieved favorable results in different areas of business.

First, we successfully achieved oil and gas production target for the year. Net oil and gas production reached 495.7 million BOE, representing a 14.6% growth over the prior year. The seven new projects planned for 2015 also commenced production smoothly, many of which were ahead of schedule, demonstrating once again our strong capability in project management.

Second, we maintained an intensive exploration program while lowering our exploration capital expenditures. With remarkable achievements in our oil and gas exploration, we have built a solid foundation for the Company’s sustainable development. We once again achieved excellent results from our independent exploration offshore China, with new discoveries including mid-to-large discoveries such as Liuhua 20-2 and the successful appraisal of a number of mid-to-large size oil and gas structures such as Caofeidian 6-4. We also continued to maintain a relatively high exploration success rate and opened up new frontier areas for future exploration. Breakthroughs were also made in overseas exploration. We obtained new discoveries in Algeria and Nigeria, and successfully appraised three oil and gas structures including Libra in Brazil.

The Company continued to benchmark against first-class international peers in terms of business performance and management criteria to improve the profitability of international business and continuously enhance its ability in operating overseas assets. Under the low oil price environment, we closely monitored and strictly controlled the decision-making and execution process of major overseas investment projects. We also conducted comprehensive analysis on costs and returns of these projects. At the same time, we adopted measures to further strengthen risk management of our overseas operations.

In 2015, the Company continued to carry out the “Year of Quality and Efficiency” program. Ensuring stable and safe operations of oil and gas fields and increasing the production efficiency have been the paramount mission for the Company. We have stimulated the momentum of our operations through innovation in management and effectively reduced operating costs through market mechanism. Through innovation in technology, we have embarked on the path for future growth, and we have established a system to streamline our cost structure in the long-term, laying a solid foundation to deal with the risk of continuing low oil prices. During the year, the Company’s all-in cost decreased to US$39.82 per BOE, representing a decline for the second consecutive year. The importance of quality and efficiency has been deeply embedded in the heart of every employee of the Company.

Benefitting from the excellent corporate governance and healthy operations, the Company has been selected as one of the forerunners in the Platts 2015 “Top 250 Global Energy Company Ranking”, ranking the fourth in the overall ranking chart and named the first place in the “oil and gas exploration and production” sector as well as in the “Asia/Pacific Rim” sector.

In view of the solid financial condition of the Company, the Board has recommended a final dividend of HK$0.25 per share (tax inclusive) for the year of 2015.

The downward cycle of oil prices has been deeper and longer than the industry’s expectation. The supply and demand pattern of international oil and gas is undergoing profound transformation. Going forward, oil prices may continue to be at low levels. Accordingly, the Company may face an even more complicated and difficult operating environment.

CNOOC LIMITED Annual Report 2015  6

With the challenging external environment, both the management and staff are well prepared for the long-term confrontation with the “cold winter” and will pull our strengths together to manage through this difficult period. We will continue to adjust our operating strategies, intensify the activities for the “Year of Quality and Efficiency”, make further room for growth through reform and innovation, and consolidate our results through improved systems and policies.

We will maintain our prudent financial policies, be more stringent on investment decisions and strengthen cost control. We will also closely monitor our cash-flow management so as to maintain a more competitive financial condition.

We will ensure a balance between short-term benefits and long-term development. In the area of exploration, we will prioritize exploration work offshore China, striking a balance between mature areas, rolling areas and frontier areas. Overseas, we will focus on high-quality blocks and conventional oil and gas exploration. At the same time, we will strengthen value-driven exploration philosophy to accumulate a strong resource base for future development. In the area of development and production, we will proceed cautiously with our investment decisions and place emphasis on returns. We will continue the development of our nearly 20 existing projects at a steady pace, ensuring the sustainable growth of the company.

We will persist with green and sustainable development. We will continue to maintain the standards for safety and environmental protection, enhance our capability of risk management and emergency response, to ensure safe and reliable production operations. Meanwhile, we will actively develop clean energy and increase the supply of natural gas and its competitiveness in the market.

In 2015, Mr. Wang Yilin resigned as Chairman of the Company, and Mr. Wang Jiaxiang retired as Non-Executive Director. On behalf of the Board of Directors, I wish to extend my appreciation to Mr. Wang Yilin and Mr. Wang Jiaxiang for their contributions to the Company.

Despite the changing industry environment and the challenges resulting from low oil prices, I remain confident in the future of the Company. After steady growth in the past decades, CNOOC Limited is already equipped with a solid foundation to deal with external risks. The Company has a forward-looking vision and extensive experience to face periodic industry cycles. The enormous potential in Chinese energy industry and market has brought ample opportunities for future development of the Company. CNOOC Limited is committed to working hand in hand with all shareholders and welcome the arrival of spring.

Yang Hua

Chairman

Hong Kong, 24 March 2016

CNOOC LIMITED Annual Report 2015  7

BUSINESS OVERVIEW

Overview

CNOOC Limited is an upstream company specializing in the exploration, development and production of oil and natural gas. It is the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, is also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2015, the Company had net proved reserves of 4.32 billion BOE (including approximately 0.3 billion BOE in its equity method investees). In 2015, the Company had total net oil and gas production of 1,358,022 BOE per day (including net oil and gas production of approximately 50,357 BOE per day in its equity method investees).

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2015, approximately 53.9% of the Company’s net proved reserves and approximately 65.2% of its net production were derived from offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2015, approximately 85.7% of the Company’s net proved reserves and approximately 73.8% of its net production in offshore China were derived from independent projects.

In its PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

Overseas, following years of overseas development, the Company has essentially completed the layout of its global portfolio. Overseas assets account for over 50% of the Company’s total assets. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries.

In 2015, growth momentum of the world economy was sluggish. The downward pressure of the Chinese economy continued while international oil prices remained low. The Company and the entire oil and gas industry faced severe market situation and difficult business environment.

For this reason, the Company continued to implement the “Year of Quality and Efficiency” program and carried out effective measures to maintain healthy and sustainable development.

In 2015, the Company persisted with strategies formulated at the beginning of the year, which includes, maintaining prudent financial policy and investment decision; strengthening cost control and continuing to improve quality and efficiency; ensuring safe operation of producing projects; keeping sanctioned projects on schedule with stringent quality control.

In 2015, the Company significantly reduced its capital expenditure. However, the Company still reached its production and business targets in spite of all difficulties. The Company managed to maintain appropriate exploration expenditures and intensive exploration activities, and achieved successful results. Seven new projects planned in early 2015 all came on stream. The high end of production target was met with a total volume of 495.7 million BOE. To ensure sustainable development in the future, the Company steadily pushed ahead the construction of more than 20 projects. All in cost per BOE was US$39.82, representing a decline for the second consecutive year. The Company has maintained a healthy financial position with a net profit of RMB20.25 billion for the year. Meanwhile, health, safety and environmental protection performance remained stable.

CNOOC LIMITED Annual Report 2015  8

Looking forward to 2016, the recovery of the global economy is expected to remain weak; low international oil prices will prevail, and the external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies under a low-oil-price environment, which include: maintaining prudent financial policy; continuing to lower costs and increase efficiency through technology and management innovation; ensuring safe operation and strict compliance with regulations; focusing on return by balancing short-term benefit and long-term development.

In 2016, the capital expenditure of the Company will be no more than RMB 60 billion. To maintain its competitive financial position, the Company will continue to strengthen cost controls and focus more on cash flow management. Our production target for 2016 is 470-485 million BOE with four new projects to come on stream. Meanwhile, the Company will maintain its high standards in health, safety and environmental protection.

EXPLORATION

In 2015, the Company ensured its exploration spending in its core area, offshore China, and prioritized mature areas and rolling areas, and made appropriate adjustment on the number of high cost wells such as deepwater wells; overseas, the Company collaborated with its partners to optimize exploration program and focused on areas with high success rates. During the year, breakthroughs were made in both offshore China and overseas exploration. Due to significant decrease in international oil prices, the reserve replacement ratio for the Company is 67% for 2015.

The Company’s major exploration areas as at the end of 2015 are shown in the table below:

		Major Exploration Areas
	Areas	(Net) (km²)

	Bohai	43,068

	Western South China Sea	73,388

Offshore China	Eastern South China Sea	55,424

	East China Sea	85,413

	Subtotal	257,292

	Asia	10,885

	Africa	5,797

	Oceania	33,333

Overseas	North America	6,801

	South America	795

	Europe	7,674

	Subtotal	65,285

Total		322,577

In offshore China, the exploration activities of the Company remained at a high level. In 2015, a total of approximately 13.0 thousand kilometers of 2D Seismic Data was acquired independently; a total of approximately 16.5 thousand square kilometers of 3D Seismic Data was acquired independently and through PSC, and 123 exploration wells were drilled. In addition, the Company completed 19 unconventional wells onshore China. 14 new discoveries were made and 20 oil and gas structures were successfully appraised. The success rate of independent exploration wells in offshore China is 45-67%.

CNOOC LIMITED Annual Report 2015  9

In 2015, the Company continued to implement a proactive exploration strategy in offshore China, resulting in successful achievements including the following:

Firstly, effectively completed the appraisal of three mid-to-large sized oil fields. The oil and gas structures of Caofeidian 6-4, Luda 16-3/Luda 16-3 South and Bozhong 34-9 in Bohai were successfully appraised, most of which being light oil.

Secondly, remarkable achievements were made in rolling and expanding exploration in the North Slope of East Sag in Baiyun Trough in Eastern South China Sea. Two discoveries of Liuhua 20-2 and Liuhua 21-2 were made which significantly enhanced the overall efficiency of exploration and development in the region.

Thirdly, breakthroughs were made in the expansion and new layer exploration in the central valley channels in Western South China Sea, with the discovery of Lingshui 18-1, and successful appraisal of the oil and gas structure of Lingshui 25-1.

Fourthly, with existing production facilities, the rolling exploration in Bohai has led to remarkable results, with the successful appraisal of Bozhong 34-1N oil and gas structure. Aiming at high-abundance and high-quality reserves, the Company strengthened the integrated exploration and development in Wushi Trough in Western South China Sea, and successfully appraised a number of oil fields around Wushi 17-2, which enhanced the development efficiency of the region.

Such achievements have further consolidated the position of offshore China as the core area of the Company and demonstrated the Company’s unique strength in offshore China.

For overseas exploration, the Company continued to focus on key areas and optimized its investment portfolio strategies for sustainable development. New discoveries included REZ in Algeria and Ukot South in Nigeria. In addition, three oil and gas structures were successfully appraised, including MAS and OGB in Algeria and Libra in Brazil, demonstrating the Company’s favorable exploration progress overseas.

Furthermore, the Company has enhanced its management through optimizing exploration portfolio and projects, improving management processes and operational organization and reinforcing on-site operation management, integration of development and exploration and overseas management. Specific measures carried out included: communicating actively with contractors to lower service prices; reinforcing the refined management of exploration wells and reducing costs by focusing on details; enhancing operational efficiency through technological innovation; and reinforcing the integration of exploration and development to enhance the overall benefits for the Company through effective control of exploration costs.

In 2015, the Company utilized technological innovation to break through bottlenecks in exploration. The Company also increased operational efficiency through technological innovations such as Single Trip Triple Large Coring. Breakthroughs were made in the sampling process of heavy oil in Bohai. The well logging and testing for high-pressure-high-temperature wells also made progress.

CNOOC LIMITED Annual Report 2015  10

The Company’s major exploration activities in 2015 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China

Bohai	18	32	3	0	7	0	28	0	0	0	1,780	0

Eastern South China Sea	20	7	1	0	2	0	2	0	5,368	0	4,014	0

Western South China Sea	16	15	3	0	5	0	7	0	6,611	0	7,984	1,441

East China Sea	1	5	2	0	0	0	4	0	1,017	0	1,294	0

Subtotal	55	59	9	0	14	0	41	0	12,996	0	15,072	1,441

Overseas	0	0	8	5	0	2	0	5	0	3,792	0	0

Total	55	59	17	5	14	2	41	5	12,996	3,792	15,072	1,441

In 2016, the Company will prioritize offshore China, and balance among mature areas, rolling areas and new areas. We will focus on high-quality blocks and conventional oil and gas exploration overseas. The Company will continue to maintain heavy exploration workload to ensure mid-to long-term sustainable development.

Engineering Construction, Development and Production

In 2015, the Company successfully completed its production target and reached the high end of the target set early this year. The Company carefully organized its operational resources and made smooth progress in engineering construction. There were more than 20 projects under construction in 2015. Currently, seven projects planned for 2015 came on stream.

In 2015, the Company’s net oil and gas production reached 495.7 million BOE, representing an increase of 14.6% year over year and hit the high end of the production target of 475-495 million BOE. To date, new projects planned for 2015, Jinzhou 9-3 comprehensive adjustment, Bozhong 28/34 comprehensive adjustment, Kenli 10-1 oil field, Dongfang 1-1 phase I adjustment and Luda 10-1 comprehensive adjustment, commenced production in the year; Weizhou 11-4N oilfield phase II and Weizhou 12-2 oilfield joint development project were announced to commence production early 2016.

In 2015, the Company’s development and production faced tremendous pressure due to the continuous slump in international oil prices. Therefore, while ensuring production safety, the Company focused on enhancing efficiency and lowering costs in its development and production operations, and was able to achieve its annual development and production targets during the year.

Firstly, we focused on return in feasibility study projects and significantly reduced development investments. We achieved this mainly by optimizing designs and investment.

Secondly, we strictly controlled the quality of geology and reservoirs designs and promoted the risk-resistance capacity of new projects. This will help us ensure that various development indicators are achieved for infill drilling, comprehensive adjustment projects and new oil and gas fields.

Thirdly, we conducted special programs to lower operating expenses and established a long-term mechanism to solidify the achievements, which resulted in the successful control of operating costs. By utilizing market mechanisms, service and supply costs have also been lowered.

Fourthly, the number of projects and production expenditures were effectively controlled through project screening, budget controls and process management. Meanwhile, through changes in the performance review system of business units, their motivation of cost control was strengthened.

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Looking forward to 2016, the workload of onshore construction and offshore installation will remain stable. A total of four new projects are expected to commence production, including Kenli 10-4 oilfield, Panyu 11-5 oilfield, Weizhou 6-9/6-10 oilfield comprehensive adjustment project and Enping 18-1 oilfield. Among them, Kenli 10-4 oilfield already commenced production in January 2016. In addition, it is expected that nearly 20 new projects will be under construction in 2016 and support the Company’s sustainable growth in the future.

In 2016, the Company’s development and production are expected to face a harsh external environment due to pressure from international oil prices. The Company will undertake its various tasks with emphasis on the following areas:

Firstly, we will drive the feasibility study for major early-stage projects to further lower cost and enhance efficiency. We will strictly control the quality of geological reservoir designs of early-stage projects and strengthen the study on the producing reserves and recoverable reserves.

Secondly, we will further develop the potential of mature oil fields and slow down its production decline. With oil reservoirs as the focus, we’ll intensify the basic work of improving water injection and liquid production structures through the meticulous study of mature oil fields and reformation of management concepts.

Thirdly, we will strengthen the post evaluation of the ODP project, infill drilling and workover, establish scientific assessment criteria, and explore the potential to further reduce costs and enhance efficiency.

Through the above key measures, the Company will prioritize return, strive to achieve its annual production target and lay a solid foundation for its long-term sustainable growth.

REGIONAL OVERVIEW

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2015, the reserve and daily production volume in Bohai were 971.8 million BOE and 500,719 BOE/day, respectively, representing approximately 22.5% and 36.9% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2015, the Company made seven successful discoveries in Bohai, namely Penglai 7-6, Luda 16-3, Caofeidian 6-1, Penglai 31-3 South, Bozhong 29-4 West, Nanbao 35-2 South and West Bozhong 34-1 North. Successful results were made in frontier exploration in Miaoxinan Uplift; light crude oil discovery was made in Guantao Group in Southeast Ring of Dabozhong and contributed to the sustainable development of the Company. In addition, the Company also successfully appraised 13 oil and gas structures, including Caofeidian 6-4, Bozhong 34-9, Luda 16-3, Luda16-3 South, Bozhong 34-1 North, Bozhong 29-1, Qinhuangdao 27-3, Kenli 10-1, Caofeidian 6-1, Bozhong 26-3, Jinzhou 20-5, Bozhong 26-3 and Bozhong 19-4. Among which, Caofeidian 6-4, Luda 16-3/Luda 16-3 South and Bozhong 34-9 structures were proved to be mid-to-large sized oilfields after appraisals. Bozhong 34-1 North represents the fruitful results that arose from the concept of integration of exploration and development, which helped enhance the value of regional development.

These new discoveries and successful appraisals further demonstrated Bohai’s potential as a core production region for the Company.

For development and production, new projects including Jinzhou 9-3 comprehensive adjustment, Qinhuangdao 32-6 comprehensive adjustment, Kenli 10-1 oilfield, Bozhong 28/34 oilfields comprehensive adjustment and Luda 10-1 oilfield comprehensive adjustment commenced production during the year, adding impetus to the Company’s production growth.

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Western South China Sea

Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2015, the reserves and daily production volume in Western South China Sea reached 672.6 million BOE and 143,676 BOE/day, respectively, representing approximately 15.6% and 10.6% of the Company’s total reserves and daily production, respectively.

In 2015, the Company made 5 new independent discoveries in Western South China Sea, namely Wushi 16-1 West, Wushi 17-5, Wushi 16-9, Lingshui 18-1 and Lingshui 18-2. Of which, Lingshui 18-2 is a new natural gas discovery obtained from the new layer of the central valley channels and was tested with high production capacity. Five successful appraisals were made, namely Wushi 16-9, Wushi 16-1 West, Weizhou 6-8, Wushi 17-5 and Lingshui 25-1. Of which, Lingshui 25-1 was confirmed to be a mid-to-large sized natural gas structure after appraisal; Integration of exploration and development was promoted in Wushi Trough, with Wushi 16-9, Wushi 16-1 West and Wushi 17-5 being successfully appraised, enhancing the value of regional development.

For development, Dongfang 1-1 gas field phase I adjustment came on stream in 2015, Weizhou 12-2 oilfield joint development project and Weizhou 11-4 North oilfield phrase II were announced to start production at the beginning of 2016.

Eastern South China Sea

Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2015, the reserves and daily production volume in Eastern South China Sea reached 515.6 million BOE and 229,679 BOE/day, respectively, representing approximately 11.9% and 16.9% of the Company’s total reserves and daily production, respectively.

In 2015, the Company made favourable results in rolling and expanding exploration in the North Slope of East Sag in Baiyun Trough. Two independent discoveries were made, namely Liuhua 20-2 and Liuhua 21-2, improving the overall efficiency of exploration and development in the region. In addition, two successful appraisals were made, namely Liuhua 28-2 and Lufeng 14-4.

Benefitting from the contribution of a few new projects such as Liwan 3-1 gas field which commenced production in 2014, the production output in Eastern South China Sea increased significantly.

East China Sea

The typical water depth of the Company’s operation area in the East China Sea region is approximately 90 meters. As of the end of 2015, approximately 3.8% of the Company’s reserves and 0.9% of the Company’s production were derived from East China Sea.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2015, the reserves and daily production volume derived from Asia (excluding China) reached 208.9 million BOE and 70,987 BOE/day, respectively, representing approximately 4.8% and 5.2% of the Company’s total reserves and daily production, respectively.

Indonesia

As of the end of 2015, the Company’s asset portfolio in Indonesia consisted of three development and production blocks and a block under construction, among which, the Company acted as the operator for the Southeast Sumatra block, while the Madura Strait PSC was a joint operation block. In addition, the Company, as a non-operator, also holds working interests in the production sharing contracts in Malacca PSC.

The Company owns approximately 13.90% interest in the Tangguh LNG Project in Indonesia. In 2015, production volume of phase I of the Project remained stable. Currently, we are preparing for the development of the third LNG train of phase II, which is expected to be completed and commence production in 2019.

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Iraq

The Company holds 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the lead contractor of these oilfields.

In 2015, faced with the severe security conditions in Iraq, as well as declining production of mature oilfields and other difficulties, the Company coordinated the development and production operations, strengthened its oil reservoir study, and adopted effective measures to increase production volume of mature wells. The newly drilled wells also achieved expected production levels. In 2015, the production of Missan oilfields increased steadily and averaged approximately 28,000 barrels per day.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2015, the reserves and daily production volume derived from Oceania reached 90.8 million BOE and 21,673 BOE/day, respectively, representing approximately 2.1% and 1.6% of the Company’s total reserves and daily production, respectively.

Australia

The Company owns 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2015, the North West Shelf LNG Project generated stable production and achieved favorable economic returns.

The Company also owns one exploration block in Australia, which is currently under appraisal.

Other Regions in Oceania

The Company owns interests in four blocks which are still under exploration in Papua New Guinea and a joint research block in New Zealand.

Africa

Africa is one of the relatively large oil and gas reserves and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2015, the reserves and daily production volume derived from Africa reached 166.6 million BOE and 83,677 BOE/day, respectively, representing approximately 3.9% and 6.2% of the Company’s total reserves and daily production, respectively.

Nigeria

The Company owns 45% interest in the OML130 block in Nigeria. OML130 is a deepwater project comprised of four oilfields, namely, Akpo, Egina, Egina South and Preowei.

In 2015, the Akpo oilfield maintained stable production and its net production averaged approximately 64,000 barrels per day. The Egina project is currently at the construction stage, with construction of production facilities such as Christmas trees and FPSO undergoing.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, together with a number of other discoveries and exploration targets. Nexen Petroleum Nigeria Limited made a new discovery in the area in 2015, namely Ukot South. Also, Nexen Petroleum Exploration & Production Nigeria Limited and Nexen Petroleum Deepwater Nigeria Limited hold an 18% non-operating interest in the OPL 223 and OML 139 PSC, respectively.

We plan to utilize the synergy of Usan and OML130 projects to establish an oil and gas production base in west Africa.

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Uganda

The Company owns one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at Lake Albert Basin in Uganda, which is one of the most promising basins for oil and gas resources in Africa.

In 2015, the Company, as the operator of EA 3A, took great efforts to promote the development of the Kingfisher oilfield. The field is still under research at the preliminary development stage, and has currently completed the Pre-FEED of the crude oil pipeline.

In 2015, the FDP/PRR preparation for all oil and gas fields (excluding Kingfisher) in the reserved areas in the EA1 and EA2 blocks, in accordance with the government’s review requirements, were completed and submitted to the government of Uganda for the application of production licenses, and is currently awaiting government’s approval.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of The Congo, Algeria and the Gabonese Republic. In 2015, the Company made a new discovery in REZ structure in Algeria.

North America

North America has become the biggest overseas reserves and production region of the Company. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as part of the shares of MEG Energy Corporation in Canada. As of the end of 2015, the Company’s reserves and daily production volume derived from North America reached 1,120.0 million BOE and 135,030 BOE/day, respectively, representing approximately 26.0% and 10.0% of the Company’s total reserves and daily production, respectively.

The U.S.

The Company currently holds 33.3% interest in two shale oil and gas projects in the U.S., namely the Eagle Ford and Niobrara shale oil and gas projects.

In 2015, along with the increasing number of wells drilled, the net production of the Eagle Ford project continued to increase and averaged approximately 60,000 BOE/day. At the same time, upon the identification of the core region of the Powder River Basin for the Niobrara project, the project began to make contribution to the Company. Under the current low oil price environment, our operators have slowed down asset development, which will impact our near-term production due to natural decline.

In addition, the Company owns interest in two major deep-water developments, Stampede and Appomattox, and a number of other exploration blocks in the U.S. Gulf of Mexico, through its wholly-owned subsidiary, Nexen Energy ULC (“Nexen”). The Company also owns interests in several exploration blocks in offshore Alaska.

Canada

Canada is one of the world’s major regions with rich oil sands resources, participation in oil sands development will be favorable to the sustainable growth of the Company. In Canada, the Company, through its subsidiary, Nexen, owns 100% working interest in the oil sands project located at the Long Lake as well as three other oil sands leases in the Athabasca region in northeastern Alberta. We also hold a 7.23% interest in the Syncrude project and a 25% interest in several other non-operated exploration and development leases.

In 2015, the Company continued the development of the Long Lake project. Its net production averaged approximately 30,000 BOE/day. For the oil sands project in Canada, under the low oil price environment, the Company will leverage on its overall advantages, lower cost and enhance efficiency, and control the pace of investment to provide a solid resource safeguard for its long-term development.

In addition, the Company holds approximately 12.39% of the shares of MEG Energy Corporation in Canada, which is listed on the Toronto Stock Exchange. The Company also owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon Province in Canada.

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Other Regions in North America

The Company owns 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. The engineering construction of phase III of the natural gas project progressed smoothly, and is expected to come on stream in the second half of 2016.

South America

In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s 50% interest in Bridas is accounted for by equity methods. As of the end of 2015, the Company’s reserves and daily production volume derived from South America reached 299.4 million BOE and 49,884 BOE/day, respectively, representing approximately 6.9% and 3.7% of the Company’s total reserves and daily production, respectively.

Argentina

The Company holds a 50% interest in Bridas and makes joint management decisions. Bridas holds 40% interest in Pan American Energy (“PAE”) in Argentina and 100% interest in AXION Refinery. Bridas engages in upstream oil and gas exploration and production activities as well as downstream refining activities in Argentina and other countries. The strength of upstream and downstream integration is gradually realized.

In 2015, the Company made considerable efforts to maintain normal operations and production in the operating areas and endeavored to overcome the bottleneck of operational resources, coordinate resources and improve operational efficiency. The production of Bridas increased slightly to approximately 49,000 BOE/day. The downstream refinery maintains a high level of operation capacity and research on facilities upgrade and expansion is currently conducting.

Brazil

The Company holds a 10% interest in the Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 km2 and water depth of about 2,000 meters.

In 2015, a successful appraisal was made in the Libra project, which further reinforced the confidence in exploration and appraisal in the block.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage on the development opportunities of the Libra project in Brazil to seek a new growth point for production growth.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the North Sea. As of the end of 2015, the Company’s reserves and daily production volume derived from Europe reached 103.8 million BOE and 110,842 BOE/day, respectively, representing approximately 2.4% and 8.2% of the Company’s total reserves and daily production, respectively.

United Kingdom

The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in the Buzzard oilfield, one of the largest oilfield in the North Sea, and a 36.5% interest in the Golden Eagle oilfield, making the Company the largest crude oil operator in the North Sea.

The United Kingdom is one of the Company’s key overseas areas, as several key projects such as Buzzard and Golden Eagle have contributed considerably to the Company’s production. In 2015, the net production of Buzzard oilfield averaged approximately 72,000 barrels per day. In the future, we will continue to intensify our efforts in the oil and gas development in the UK, and actively look for potential exploration and development blocks in order to achieve a stable and sustainable development in the region.

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Other Regions in Europe

The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea, Northeast Iceland. The project is at exploration and appraisal stage and completed offshore 2D seismic data acquisition and related appraisal work.

Sales and Marketing

Sales of Crude Oil

The Company sells its crude oil produced offshore China to the PRC market mainly through CNOOC China Limited, its wholly-owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd. Nexen Energy ULC, a wholly-owned subsidiary of the Company, sells its crude oil and synthetic oil to international markets separately.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay by Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively, all of which are the benchmarking crude oil prices in the Far East. The Company’s major customers in China are Sinopec, Petrochina and CNOOC. The crude oil produced overseas and sold in the international markets is benchmarked at the Brent and WTI oil prices.

The world economy lost its growth momentum and varied for different areas in 2015. The diversity in monetary policies in different countries led to a strong US dollar. While the global demand for oil increased moderately, international oil prices continued to plummet affected by oversupply of crude oil, which was mainly driven by increased production of US shale oil as well as from OPEC member states. As a result, the Company’s realized oil prices declined significantly. In 2015, the Company’s average realized oil price was US$51.27/barrel, representing a decline of 46.6% year over year.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally include a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the Southeastern coast of China and mainly include Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, China BlueChemical Ltd, etc.

The LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Dapeng, Guangdong and Putian, Fujian, China.

In 2015, the Company’s average realized natural gas price was US$6.39/mcf, representing a 0.8% decrease year over year, primarily due to two reasons: on one hand, production from new gas fields in offshore China commanded higher prices; on the other hand, realized gas price overseas decreased year over year as a result of significant decrease in natural gas prices in North America market, which offset the price increase in offshore China.

In China, the current oversupply of natural gas will adversely affect the development, operation and income of the Company’s natural gas business. To cope with the current shortage of natural gas demand from downstream users, the Company will coordinate related designs, approvals and gas price negotiations with downstream customers, with the aim of promoting a stable production of producing oil and gas fields and the development of oil and gas fields under construction.

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Research and Development

In 2015, the Company continued to implement its “technology-driven” strategy through further reforms in the scientific and technological systems, coordinated research resources and promoted research and production works in an orderly and effective manner. During the year, the Company continued to streamline the positions of different research institutes and to identify their respective responsibilities. In addition, measures were taken to coordinate the functions and systems of different institutes. The Company also established an unconventional oil and gas research institute. Pilot platforms such as the platform for the development of high temperature and high pressure reservoirs were put into use, providing basic requirements and protection for the Company’s independent technological innovations. Through such innovations, the Company was able to protect its increased reserves and production as well as to lower cost and enhance efficiency for its development projects. A series of research findings have been applied to increase production efficiency. In recognition of its achievements, a second prize was awarded to the Company for “Key Technological Application in Enhancing Oil Recovery of Offshore Heavy Polymer Flooding” from the National Technological Invention Award in 2015.

Major Scientific Project Development

In 2015, in order to provide key technological support for its sustainable development, the Company strengthened the management of technological projects and focused its efforts on areas such as exploration and development technology for deep water oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability, onshore coalbed methane exploration technology, tapping technology of oil gas fields, offshore oil gas fields, development of high-temperature and high-pressure gas fields in South China Sea, etc.

In addition, the Company undertook a number of national and CNOOC’s science and technology projects such as the “Development of Large-scale Oil and Gas Fields and Coalbed Methane” and achieved know-how and new theories for geological explorations regarding the differences in oil and gas accumulation in active fault zones in Bohai as well as high-temperature and high-pressure natural gas accumulation. New exploration techniques were acquired, involving “low porosity, low permeability and low pressure” oil and gas reservoirs and deep oil and gas exploration as well as key developments of oil gas fields concerning improvements and comprehensive adjustments of maritime cluster well pattern and offshore heavy oil chemical flooding.

Innovative Development of Key Technologies

Following the successful well logging in Lingshui 18-1-1 well, the Company made its first commercial discovery in Central Canyon Yinggehai in 2015 through technological innovation. Results from the mathematical modeling and physical modeling research of thermal recovery of heavy oil reservoirs offshore, which were developed in-house, were used in Nanbao 35-2 and Luda 27-2 oilfields. We have successfully developed the first comprehensive assessment system of log interpretation which helped reduce the cost of comprehensive assessment considerably. The Company developed for its own 7 series and 5 processing techniques for sand prevention, including the complete series of cased well and open well. The Company is at the forefront of technological development in the country.

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RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM

Since its establishment, the Company has treated risk management and internal control as a top priority. The Company recognizes that it is the duty and obligation of its management to establish and maintain a risk management and internal control system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company’s Risk Management Committee is directly managed by the Chief Executive Officer and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control, on-going monitor of the risk management and internal control systems of the Company, and makes periodic reports to the Board regarding the status of the risk management and internal control systems of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO (“Committee of Sponsoring Organizations of the Tread way Commission”) of the U.S., established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management-Principles and Guidelines”. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as following-up and periodically reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO of the U.S., established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and completeness of all information reported.

In 2015, the Company continued to strengthen the organization construction of risk management and internal control, carried out the anti-fraud status investigation and assessment and improved the decision-making related policies. The management conclude that as of 31 December 2015, the Company’ internal control over financial reporting was effective.

As a company listed in Hong Kong, the U.S. and Canada, the Company will continue to strictly comply with all regulatory requirements, strengthen its risk management and internal control system, and maintain a high standard of corporate governance to ensure the Company’s healthy development.

Risk factors

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities are subject to the following risks, which could have material effects on our strategy, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with changes in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for oil and natural gas, market uncertainty and various other factors beyond our control, including, but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of other energy sources, domestic and foreign government regulations, natural disasters and weather conditions. Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Low oil and natural gas prices may adversely affect our business, revenue and earnings. Lower oil and natural gas prices may result in the write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

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Our business and strategy may be substantially affected by complex macro economy, politically instability, war and terrorism and changes in policy and fiscal and tax regimes.

Economic conditions, energy costs, geopolitical issues and the availability and cost of credit resulted in a severe and prolonged global economic downturn period. The complex economic outlook may materially and adversely affect our business and financial conditions.

Some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international activities, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in fiscal and tax regime are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as potential trade and economic sanctions due to deteriorated relations between different countries.

Our financial performance is subject to the tax and fiscal regime of host countries in which we operate. Any changes in the tax and fiscal regime in these countries may increase our tax burden and have an adverse effect on our financial performance. For example, in October 2015, Organization for Economic Co-operation and Development (OECD) published the “Base Erosion and Profit Shifting Project” (BEPS Project) final report with 15 action items, to enhance multilateral cooperation, pursuant to which the participating countries will amend their tax laws and tax treaties, and strengthen their supervision on the corporate tax planning and transfer pricing activities, which may cause risks to the Company on global transfer pricing activities.

Oil and natural gas industry are very competitive.

We compete in the PRC and international markets with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for access to oil and gas resources, products, alternative energy, customers, capital financing, technology and equipment, personnel and business opportunities. Competition may result in shortage of these resources or over-supply of oil and gas, which could increase our cost or reduce our earnings, and adversely impact our business, financial condition and results of operations. For example, the over-supply of natural gas in China may negatively impact our development, operation and revenue of natural gas projects.

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavorable results such as project delays and cost overruns, which may further impact the realization of our strategies and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price assumptions.

We review the oil and natural gas price assumptions on a periodic basis when evaluating project decisions and business opportunities. We generally test projects and other business opportunities against a long-term price range. While we believe our current long-term price assumptions are prudent, if such assumptions proved to be incorrect, it could have a material adverse effect. For short-term planning purposes, we stress test the project feasibility against a wider range of prices.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase as long as there are no gas gathering systems in place. Over time, we expect that a growing share of our CO2 emissions will be subject to supervision and result in an increase in our costs. Furthermore, the public’s continued and increased attention to climate changes, including activities organized by non-governmental and political organizations, is likely to lead to implementation of additional regulations on reducing greenhouse gas emissions. If we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions for new and existing projects, we may experience additional costs, project delays, reduced production and reduced demand for hydrocarbons.

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Mergers, acquisitions and divestments may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from acquisitions and divestments.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realising synergies, outcomes differing from key assumptions, host governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these would reduce our ability to realise the anticipated benefits. We may not be able to successfully divest non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of divestments, we may be held liable for past acts, or failures to act or perform responsibilities. We may also be subject to liabilities if a purchaser fails to fulfil all of its commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we work to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environmental (HSSE) risks given the geographical area, operational diversity and technical complexity of our operations. Our operations include productions and transportations of oil and gas in difficult geographic or climate zones, as well as environmentally sensitive regions, such as Canada, the basins in Uganda or offshore, especially in deep water area. Our operations expose us and the areas in which we operate to a number of risks, including major process safety incidents, natural disasters, earthquakes, social unrest, health and safety lapses and crimes. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in casualties, environmental damage disruption of business activities and, depending on their cause and severity, material damage to our reputation, exclusion from bidding on mineral rights and eventually loss of our licence to operate. In certain circumstances, liabilities could be imposed without regard to our fault in the matter. Regulatory requirements for HSSE change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of laws and regulations relating to HSSE matter. Our reputation may be adversely affected.

We maintain various insurance policies for our operations against potential losses. However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot ensure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and strengthening, especially in the United States, United Kingdom, Canada and China. The compliance with these laws and regulations may increase our cost. If the Company, our employees, executives or directors fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our brand and reputations, the ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

The current or future activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders.

We cannot predict the interpretation or implementation of government policies at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. As a result of such activities by CNOOC, we could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. State and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company and investment in our company.

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As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2015, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, continued to provide certain drilling and other related services in Iran under renewed subcontracting agreements entered into in 2009, as it did in 2014. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 55.0% of our proved reserves were undeveloped as of 31 December 2015. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production performance of reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regime in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realization of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment.For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including oil sands, shale oil and gas and coalbed methane, and deep water exploration and development. In the context of an operating environment with stricter environmental compliance standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exists unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions. We may face risks in failing to meet the required environmental standards if our technologies in unconventional oil and gas operations are not sophisticated.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Intentional attacks on our cyber system, negligent management of our cyber security and IT system management and other factors may cause damage or break down to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damages in assets, violate laws or regulations and result in potential legal liability. These actions could result in significant costs or damage to our reputational.

CNOOC largely controls us and we regularly enter into connected party transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls 64.44% of our shares. As a result, CNOOC is able to control our board composition, or our Board, determine the time and amount in dividend payments, and controls us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations under any new PSCs to us (except for those relating to administrative functions as a state-owned company), our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by the independent shareholders. If these transactions are not approved, the Company may not be able to proceed as planned and it may adversely affect our business and financial condition.

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Oil and natural gas transportation may expose us to financial loss and reputation harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions, oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations, risk of financial loss and reputation harm. We may not be insured against all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

We face various risks with regard to our business and operations in North America.

Transportation and export infrastructure in North America is limited, and without the construction of new transportation and export infrastructure, our oil and natural gas production capacity may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other markets, which could materially and adversely affect our financial performance.

Aboriginal people in Canada have claimed aboriginal title and rights to the lands and mineral resources in substantial portion of western Canada. As a result, negotiations with aboriginal people on surface activities are required and may result in timing uncertainties or delays of future development activities. Declaration by aboriginal people, if successful, could have a significant adverse effect on our business in Canada.

We may have limited control over our investments in joint ventures and our operations with partners.

A portion of our operations are conducted in the forms of partnerships or in joint ventures in which we may have limited ability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital investment and lead to unexpected future costs.

If we depend heavily on key customers or suppliers, our business, results of operations and financial condition could be adversely affected.

Key sales customers – if any of our key customers reduced their crude oil purchases from us significantly, our results of operation could be adversely affected. In order to reduce reliance on a single customer, we adopt measures including signing annual sales contracts, developing sales plans, and participating in market competition so as to maintain a stable cooperation with customers.

Key suppliers – we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and a consensus in corporate cultures and win-win cooperation Further, we actively explore new suppliers to ensure adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The depreciation of the Renminbi against the U.S. dollar may result in double effects. The appreciation of the U.S. dollar against the Renminbi may increase the Company’s revenue in the sales of oil and gas, but it may increase our costs of equipment and import of raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, as the dividend of our wholly owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association, and we may face risks of not obtaining adequate cash flows from such subsidiaries. In addition, a ratings downgrade could potentially increase financing costs and adversely impact our ability to access financing, which could put pressure on the Company’s liquidity.

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health, safety and environmental protection (“Hse”)

The Company always places great emphasis on health, safety and environmental protection (HSE). “Safety and environmental protection come first, people oriented and well-equipped facilities” have been regarded as the core values of quality, health, safety and environmental protection (QHSE). To promote the culture of HSE, the Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations, to strengthen their ability to identify safety risks as well as improve their risk management skills.

Since the end of 2014, the Work Safety Law of the People’s Republic of China (as amended) and the Environmental Protection Law of the People’s Republic of China (as amended) have imposed stricter supervision and management of work safety on enterprises, which brings about additional challenges for the Company in work safety, clean production and development. For this reason, the Company further reinforced its basic work of production safety through system improvement and management innovation. The Company’s key responsibilities were effectively put in place and its safety culture was clearly demonstrated. All in all, the operation of the health, safety and environmental protection system remained stable.

Offshore China, in view of new regulations recently implemented, the Company has carried out safety hazards investigations and employed third-party agencies to carry out safety and environmental compliance management and operational assessments in 2015 to identify management’s weaknesses and to provide recommendations for improvement. We reinforced the system of QHSE work, adhered to the mode of system management, coordinated and prepared annual audit inspections, organized system reviews for the 7 units under the Company, and strengthened management reviews of highly specialized contractors by external experts. During the year, the Company carried out a review on 35 contract helicopters and 11 diving contractors in 12 helicopter bases to obtain detailed management findings and effectively avoid HSE risks. During the year, the Company also conducted special safety inspections of offshore oil and gas, dangerous chemicals and inflammable and explosive materials, and full coverage inspections of “Five No-drillings” to track potential problems and to remediate potential risks.

In 2015, the Company advocated the implementation of “China National Offshore Oil Safety Signs behavior” actions and enacted rules relating to safety signs behavior in three levels of daily working lives, including leaders, employees and organization in order to arouse the safety awareness of employees in their everyday life and to promote security management.

Apart from this, the Company further strengthened its energy saving technological reforms to reinforce energy discharge management and achieved 129,000 tons of standard coal energy savings in 2015.

In 2015, the Company continued to strengthen overseas HSE management and enacted individual management plans for all highlighted overseas projects. We have now finished all HSE management plans for branches in Iraq, Indonesia, Uganda and we continued to integrate the HSE management within Nexen, gradually improved the HSE management and facilitated the implementation of corporate management requirements effectively by the following measures: competing focused reviews, organizing joint exercises, enhancing communication, and strengthening incident management.

The Company’s emergency response system were undergoing serious testing. On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in the south of Fort McMurray, Alberta, Canada. The estimated size of the leak was 5,000 m3 over an area of approximately 21,900 m2 mostly within a compacted pipeline corridor. There were no injuries due to this incident. The affected wells were suspended and Nexen’s emergency response plan was activated. The Company places great emphasis on production safety and has taken measures to minimize the spill’s impact to the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies in its conduct of clean-up and remediation work at the spill site. Nexen is cooperating with the investigation of the regulatory agencies.

The majority of the released bitumen in the spill area has been safely removed. Further continued remediation and clean-up work is underway and will be carried out in compliance with applicable regulatory requirements.

HSE regulatory standards were further enhanced with the help of information technology. Our Environmental Information System is able to monitor real-time pollutant emission while safety inspection systems are available for continuing investigation and management of safety risks.

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In 2015, the Company’s OSHA (Occupation Safety and Health Administration) statistics on work safety maintained at a good level and performance is expected to continue to improve.

				Number	Rate
	Gross	Number of	Rate of	of Lost	of Lost
	Man-hours	Recordable	Recordable	Workdays	Workdays	Fatal
Scope	(million)	Cases	Cases	Cases	Cases	Cases

Company staff	44	20	0.09	3	0.01	0

Staff of the Company and
direct contractors	124	68	0.11	15	0.02	0

Corporate Citizen

The Company has been pursuing good social responsibility and the development of harmony between enterprise and society, and between people and nature, and has regarded its social responsibility as an undeniable obligation. While being committed to achieving sustainable development and creating value for its shareholders, the Company strives to provide clean and reliable energy supply for society and meeting needs of stakeholders.

Our social responsibilities are: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green energy development, and a motivating force for the mutual progress of stakeholders and society.

In 2015, the Company continued to use the concepts mentioned above as guidelines and place great emphasis on the following three areas to fulfill its social responsibility:

First, a driving force for sustainable energy supply

In 2015, the Company achieved significant progress in the areas of exploration, development and production, with stable growth in oil and gas reserves and production. In offshore China, 14 new discoveries were made and successful appraisals of 20 oil and gas structures were achieved. The Company achieved fruitful results in overseas exploration with new discoveries in Algeria and Nigeria, and the successful appraisal of three oil and gas structures. In addition, the Company overcame a number of difficulties to ensure stability in oil and gas production through promoting production of new oil and gas fields and new wells and successfully achieved its annual production target.

With sustainable growth in the Company’s reserves and production volume, the Company has gradually increased its energy supply to China and the world, becoming a driving force for sustainable energy supply. We regard this as the most important aspect of the fulfillment of our social responsibility.

Second, a leading force for clean, healthy and green energy development

The development and expansion of our natural gas business is one of the three major developmental strategies of the Company. In 2015, the Company continued to develop its conventional natural gas business. In Eastern South China Sea, China’s first large-scale deepwater gas field, Liwan 3-1, came on stream in 2014. Currently, the project is supplying gas to our customers in Hainan province and Hong Kong. Looking ahead, we will continue to develop clean energy to create a better environment.

Third, a motivating force for mutual progress with stakeholders and the society

The Company continued to actively participate in poverty alleviation, disaster relief, education loan and other social welfare activities. The Company provided electricity at a reduced tariff for the people in Weizhou Island helping them to solve the long-term problem of insufficient electricity and high electricity bills. In Overseas, we provided CNOOC scholarships for students in Uganda to encourage students from all regions to attain better academic results. In Iraq, in view of the difficulties in using water and electricity, the Company installed pipes and cables connecting to the village to solve the problem of water and electricity shortage. We also helped a local elementary school in its renovation and refurbishment.

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In 2015, our ships continued to participate in sea rescue work in various regions, totaling 44 times for emergency sea rescues and 60 times for the use of ships and aircrafts.

In 2016, the Company will publish and upload on its website its “2015 Corporate Social Responsibility Report” to conclude and reflect upon its social responsibility performance in 2015.

Human resources

The Company strives to create an open, transparent and fair working environment. We adhere to the people-oriented spirit and staff caring concept, placing high emphasis on safeguarding the legal rights and rights of our staff. The Company has built a professional and highly efficient workforce capable of overcoming challenges, which has been essential to the success of the Company.

In 2015, faced with the tough challenge of low oil price, the Company continued to motivate staff and inspire their creativity through improving institutional mechanisms systems, enhancing organizational efficiency, continuing to strengthen the teams’ ability and to stimulate their talent. We had built up adequate human resources support amid the suppressed oil price environment.

Labor Policy underpinned by Objectivity, Openness and Fairness

The Company respects the basic human rights that all employees are legally entitled to, and also respects the values, identity and privacy of employees with different cultural background. In Mainland China, the Company is in strict compliance with “Labour Law of the People’s Republic of China”, “Labour Contract Law of the People’s Republic of China” and other labor policies to safeguard all the legal rights and interests of our employees. Overseas, the Company abides by relevant local laws and regulations and diligently implements the relevant international conventions ratified by the Chinese government to ensure that we respect the legal rights of all our employees.

The Company upholds the principle of objectivity, openness and fairness in the recruitment, training, promotion and compensation systems regardless of race, nationality, religion, gender, age, marital status and employees with special legal status.

All employees entered into employment contracts with the Company based on the principles of equality and voluntariness.

The Company adheres to gender equality in the workplace, and makes an active effort to increase the number of female employees and to offer training for management positions for women. In addition, the Company also organizes a variety of leisure activities for female employees through different means and encourages them to participate in a variety of activities.

Sufficient Safeguard of Employees’ Rights

The Company also strives to create an open, transparent and fair working environment. Adhering to the people-oriented spirit and staff caring concept, we place high emphasis on safeguarding the legal rights of our staff.

We offer employees with competitive compensation packages amongst industry peers and establish a salary growth mechanism, gradually implementing an allocation system that is consistent with the market. The Company’s remuneration system, which fully takes field employees into account, is closely associated with employees’ performance and contributions. A pay mechanism that links employee incomes with the Company’s profits growth has also been adopted to ensure that our employees fully benefit from the growth and development of the Company.

A comprehensive and effective social security system has also been built and a series of measures have been adopted to help employees maintain better work-life balances.

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Staff Development

We focus on providing opportunities and career development path for the advancement and personal growth of our staffs. Based on different professional groups and job characteristics, the Company has built respective paths for promotions. In 2015, the title management system was further improved to strengthen appraisal work.

For staff training, the Company offered a variety of training courses to ensure comprehensive coverage. In 2015, 61 core training programs and projects involving approximately 800 attendees and 5,700 days were completed for key professionals and positions.

The Company continued to encourage professional skills certification and further increased the proportion of experienced professionals. In 2015, a total of approximately 3,000 employees received certifications. Currently there are approximately 3,500 employees with titles of senior worker or above, and approximately 500 technicians and senior technicians, accounting for 55% and 7% of the total technical workforce, respectively.

Cultivation of International Talents

The Company has always placed strong focus on the cultivation of international talents with an established system of strata training through a variety of ways to enhance international talent cultivation, promoting business integration within and outside the Company.

In 2015, through short-term and long-term exchange programs held in coordination with Nexen, involving professional areas such as exploration, development, oil reservoir, oil sand, shale gas, project engineering and management, cost control, procurement, planning, HSE, etc, which effectively facilitated business integration with Nexen and played a dominant role as an international talent cultivation base.

In addition, through the overseas management training course, the development history, organizational structure, the scope of business and corporate culture of the Company were introduced to the senior management overseas. Together with site visits to the Company, this has deepened senior management’s sense of belonging to the corporate culture of the Company, enhanced mutual understanding and promoted business exchange and integration.

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Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2015, the Company was awarded the “2015 Best CSR” and “2015 Best Investor Relations Company” by Corporate Governance Asia Magazine and the “2015 Corporate Governance awards – Platinum” by The Asset. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2015, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions in the “Corporate Governance Code and Corporate Governance Report” set out in Appendix 14 to the Listing Rules (the “CG Code”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company set out a summary of the Company’s key corporate governance practices during 2015 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board

Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of eight members, including two Executive Directors, two Non-executive Directors and four Independent Non-executive Directors, as of 31 December 2015.

•	The list of Directors, their respective biographies, and their respective roles in the Committees and the management are set out on pages 44 to 50 and 152, respectively. The relevant information has also been disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•	The Company holds Board meetings at least four times a year at approximately quarterly intervals. Seven Board meetings were held in 2015. Members of the Board have also actively participated in the discussions on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•	There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•	The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

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Attendance of full Board meetings held in 2015:

	No. of meetings attended
	(7 meetings in total)
	by Director by proxy

Executive Directors
Li Fanrong	7	0
Wu Guangqi	7	0

Non-executive Directors
Wang Yilin (Note 1)	2	0
Yang Hua (Chairman)	7	0
Lv Bo (Note 2)	6	1
Wang Jiaxiang (Note 3)	5	0

Independent Non-executive Directors
Chiu Sung Hong	7	0
Lawrence J. Lau	7	0
Tse Hau Yin, Aloysius	7	0
Kevin G. Lynch	7	0

Note 1: Mr. Wang Yilin resigned as Non-executive Director with effect from 19 May 2015.

Note 2: Mr. Lv Bo appointed Mr. Yang Hua as his proxy to attend the Board meeting held on 19 November 2015 and to vote on his behalf.

Note 3: Mr. Wang Jiaxiang retired as Non-executive Director with effect from 23 September 2015.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•	Dates of regular Board meetings have been scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable request by any Director.

•	Minutes of the meetings of the Board and Committees recorded sufficient details of the matters considered by the Board and Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time after the Board meetings and Committee meetings for their comments and records.

•	Committees may, upon reasonable request, seek independent professional advice in appropriate circumstances at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them in performing their duties to the Company at the Company’s expense.

•	If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who do not (and whose close associates also do not) have material interest in the transaction will be present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

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A.2	Chairman and Chief Executive

Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•	The roles of the Chairman and CEO of the Company are separate and are not performed by the same individual. Mr. Yang Hua serves as the Chairman of the Board and Mr. Li Fanrong serves as the CEO of the Company.

•	The Chairman ensures all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•	One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting and Committee meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•	The Chairman encourages all Directors to make full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors and Non-executive Directors without the presence of the Executive Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•	The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non-executive Directors.

•	The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Chairman and the CEO ensures a balance of power and authority, as well as efficient management and operation of the Company, which contribute to the success of the Company.

A.3	Board composition

Principle: “The board should have a balance of skills, experience and diversity of perspectives appropriate to the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•	The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

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•	As of 31 December 2015, the Board consisted of eight members: two of them were Executive Directors, two of them were Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. A list of the Directors identifying their roles and functions was maintained on the Company’s website and on the Hong Kong Stock Exchange’s website during the reporting period.

•	The Executive Directors of the Company are all individuals with extensive experience in the Company’s respective fields of operation. Both of them are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Both Mr. Wu Guangqi and Mr. Li Fanrong have over 30 years of experience in petroleum exploration and operation.

•	The Non-executive Directors of the Company are all individuals with extensive experience in the parent company’s respective fields of operation.

•	The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management and make significant contributions to the Company’s strategic decisions.

•	The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•	The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4 & Appointments, re-election and removal & Nomination Committee

A.5	Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•	The Nomination Committee comprises two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Kevin G. Lynch) and a Non-executive Director (Mr. Wang Yilin (whose resignation became effective on 19 May 2015) and Mr. Yang Hua (whose appointment as a member of the Nomination Committee became effective on 19 May 2015)) with Mr. Yang Hua serves as the Chairman of the Nomination Committee. A list of members of the Nomination Committee is set out under the section headed “Company Information” on page 152 of this annual report. With effect from 19 May 2015, Mr. Yang Hua served as a member of the Nomination Committee, and Mr. Wang Yilin resigned as a member of the Nomination Committee on the same day.

•	The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•	The main authorities and responsibilities of the Nomination Committee are to make recommendations to the Board for suitable candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure, size and composition of the Board (including the skills, knowledge and experience), and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

CNOOC LIMITED Annual Report 2015  31

•	When nominating a particular candidate for director, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience or knowledge of the candidate in international operations. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose shareholders’ vote by way of a separate resolution on any decision to re-elect such Independent Non-executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board still considers such Director as independent and shall be re-elected. Mr. Chiu Sung Hong who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming annual general meeting of the Company to be held on 26 May 2016. Mr. Chiu has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Chiu has expressed objective views and given valuable independent guidance to the Company over the years. He is currently the chairman of the remuneration committee and a member of the audit committee, and has served as the chairman of the independent board committee in connection with the connected transactions entered into by the Company and its subsidiaries. Mr. Chiu has continued to demonstrate firm commitments to his role. Mr. Chiu has provided confirmation of his independence according to Rule 3.13 of the Listing Rules. The Board considers that Mr. Chiu remains independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company will include in the notice of the annual general meeting to be held in 2016 and the circular of the Company the reasons why the Board still considers Mr. Chiu as independent and shall be re-elected.

•	The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendations of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code. Further explanation is set out under the section headed “Compliance with the Corporate Governance Code” on page 42.

•	All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

—	Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

—	Assessed the independence of Independent Non-executive Directors;

—	Identified individuals suitably qualified to become Board members and made recommendations to the Board on the selection of individuals nominated for directorships;

—	Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

CNOOC LIMITED Annual Report 2015  32

—	Reviewed and monitored the training and continuous professional development of Directors and senior management and made recommendations to the Board in that regard; and

—	Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the charter of the Nomination Committee and recommended the proposed changes to the charter to the Board (if necessary).

•	During the year ended 31 December 2015, Mr. Yang Hua, an existing Non-executive Director, was appointed as Chairman of the Board and Chairman of the Nomination Committee with effect from 19 May 2015. Mr. Wang Yilin resigned as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director with effect on the same day. Mr. Wang Jiaxiang retired as Non-executive Director with effect from 23 September 2015. Other than the above, the Nomination Committee considered that any other change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

•	In accordance with Code Provision A.5.6 of the CG Code and to demonstrate the Company’s continued commitment to high standards of corporate governance, the Board adopted a board diversity policy (the “Policy”) on 20 August 2013 prior to the implementation date as required by the Listing Rules. The Policy aims to continue to improve corporate governance and ensure the diversity of Board members. A summary of the Policy is set out below:

Purpose:	The Policy aims to continue to improve corporate governance and ensure the diversity on the Board.

Policy statement:	With a view to leading its leap-forward development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and sustainable development. In designing the Board’s composition, board diversity shall be considered from a number of aspects, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and length of service. All Board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Board.

Selection criterion:	Selection of candidates will be based on diversity of perspectives, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and diversified vision.

Since the adoption of the Policy in August 2013, the Board has observed the Policy and took into account the objectives set out in the Policy in reviewing its Board composition. In particular, in selecting the candidates for Independent Non-executive Director, not only the Board considered the knowledge, experience and industry-specific exposures of the candidates, the Board also took into account other factor such as cultural background and diversified vision of the candidates. As a result, the Nomination Committee considered that there is sufficient diversity at the Board level.

Attendance of individual members at Nomination Committee meetings in 2015

	No. of meetings attended
	(2 meetings in total)
	by committee
Directors	member	by proxy

Wang Yilin (Note 1)	1	0
Yang Hua (Chairman) (Note 2)	1	0
Lawrence J. Lau	2	0
Kevin G. Lynch	2	0

Note 1: Mr. Wang Yilin resigned as Non-executive Director with effect from 19 May 2015.

Note 2: Mr. Yang Hua was appointed as Chairman of the Nomination Committee with effect from 19 May 2015.

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A.6	Responsibilities of Directors

Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•	Directors’ training and professional development:

–	All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment for the purpose of giving an overview of the business and operations of the Group and appropriate briefings and trainings from the Company covering the statutory and regulatory obligations of Directors, organizational structure, policies, procedures and codes of the Company and terms of reference of Committees. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly.

–	The Company also recognizes the importance of continuous professional development of the Directors. Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. During the year, the Company arranged a training conducted by its external professional advisers on the updates on Listing Rules, applicable laws, rules and regulations relating to Directors’ duties and responsibilities. The training covered a broad range of topics including disclosure of share interests of directors, new amendments to the CG Code, Hong Kong inside information disclosure and recent profit warning practice, 2015 Report on Review of Disclosure in Issuer’s Annual Report issued by the Hong Kong Stock Exchange and US Foreign Corrupt Practices Act.

–	Certain Directors also attended trainings organized by the Company or external professional bodies on other regulatory updates as well as obligations of directors. In addition, Directors also read materials/publications which they thought appropriate and necessary for the fulfillment of their roles. The Directors provided their regular training records to the Company.

–	In addition, the Company also provided regular updates to Directors in respect of continuing obligations of listed issuers and their directors as well as monthly updates on the business and operations of the Group.

•	The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interests arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•	During 2015, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their experience, skills and expertise with the Board or the relevant Committee. All of the Non-executive Directors and Independent Non-executive Directors of the Company made positive contributions to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors have been responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

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•	Mr. Yang Hua, Chairman of the Board, together with Independent Non-executive Directors attended the Annual General Meeting held in 2015 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

Attendance at general meeting in 2015:

No. of meetings attended
(1 meeting in total)

Executive Directors
Li Fanrong	1
Wu Guangqi	1

Non-executive Directors
Wang Yilin (Note 1)	0
Yang Hua (Chairman)	1
Lv Bo	1
Wang Jiaxiang (Note 2)	1

Independent Non-executive Directors
Chiu Sung Hong	1
Lawrence J. Lau	1
Tse Hau Yin, Aloysius	1
Kevin G. Lynch	1

Note 1: Mr. Wang Yilin resigned as Non-executive Director with effect from 19 May 2015.

Note 2: Mr. Wang Jiaxiang retired as Non-executive Director with effect from 23 September 2015.

•	The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organizations and other significant commitments. Please refer to “Directors and Senior Management” on pages 44 to 50 for the biographies of the Directors.

A.7	Supply of and access to information

Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•	The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board conducted by professional advisers on specific transactions as appropriate.

•	For regular Board meetings and Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Committee meetings.

•	The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt responses to queries raised by the Directors. All Directors are entitled to have access to the Board papers, minutes and related materials upon reasonable notice.

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B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure

Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•	The Remuneration Committee comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Lv Bo) with Mr. Chiu Sung Hong served as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority of determining and approving salaries, bonuses, share option packages, performance appraisal systems and retirement plans for all Executive Directors and Senior Management. A list of members of the Remuneration Committee is set out in “Company Information” on page 152 of this annual report.

•	The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining and reviewing the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•	The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management in order to run the Company successfully, but at the same time, the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package may comprise the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs, company goals and objectives;

—	Responsibilities of the Directors and their individual contribution; and

—	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2015, are set out on pages 93 to 94 of this annual report.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the Board’s corporate goals and objectives. Other general staff and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 9 to 10 to the financial statements on pages 93 to 95 of this annual report for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•	The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

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•	The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—	Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors; and

—	Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the charter of the Remuneration Committee and recommended the proposed changes to the charter to the Board (if necessary).

Attendance of individual members at Remuneration Committee meetings in 2015

	No. of meetings attended (2 meetings in total)

	by committee
Directors	member	by proxy

Chiu Sung Hong (Chairman)	2	0
Tse Hau Yin, Aloysius	2	0
Lv Bo	2	0

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting

Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•	The Company has established a mechanism for reporting to the Board by providing a monthly management report in order to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•	Directors will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•	Directors will also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 61 to 65 for details.

CNOOC LIMITED Annual Report 2015  37

•	If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•	In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•	The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•	The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas business and discloses details of its oil and gas properties in its annual report (as set out on pages 132 to 144).

•	The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in Code Provision C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on page 66.

C.2	Risk Management and internal controls

Principle: “The board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the issuer’s strategic objectives, and ensuring that the issuer establishes and maintains appropriate and effective risk management and internal control systems. The board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the board on the effectiveness of these systems.”

•	The Directors regularly, and at least annually, receive reports from the management of the Company regarding the establishment, review and evaluation of the Company’s financial, operational and compliance control, internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan. The Company would review, among other things, adequacy of resources, staff qualifications and experience, training programmes and budget of our accounting, internal audit and financial reporting functions.

•	The Company’s Risk Management Committee is directly managed by the Chief Executive Officer and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control. The Risk Management Committee is responsible for establishing the risk management and internal control systems, implementing standardized organization, authorization, responsibilities, procedures and methods for the risk management and internal control systems. The Risk Management Committee is also responsible for ongoing monitoring of the risk management and internal control systems of the Company, and makes periodic reports to the Board regarding the status of the risk management and internal control systems of the Company. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

CNOOC LIMITED Annual Report 2015  38

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO in the United States of America (“COSO”), established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management – Principles and Guidelines”. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as periodically following-up and reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company. The risk management reports are submitted to the Board periodically.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and completeness of all information reported.

•	The management has evaluated the design and operating effectiveness of its internal control regarding the financial report as of 31 December 2015, and has not discovered any material weakness as a result of the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2015, internal control system of the Company in relation to financial reporting was effective.

•	Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•	The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

C.3	Audit Committee

Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting, risk management and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•	The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 152 of this annual report.

•	The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its risk management and internal control systems. The Audit Committee, together with senior management and the external auditors, review the accounting principles and practices adopted by the Group and discuss the risk management and internal control and financial reporting matters. The Board also assesses the effectiveness of risk management and internal control systems by considering reviews performed by the Audit Committee, senior management and both internal and external auditors.

•	The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions resulting from financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

CNOOC LIMITED Annual Report 2015  39

•	The Audit Committee is also responsible for overseeing and monitoring the risk management and internal control systems of the Company on an ongoing basis and review with our external auditors and management periodically, not less than annually, the scope, adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls. The review should cover all material controls, including financial, operational and compliance controls. In conducting annual review, the Audit Committee should, in particular, consider the factors including (a) the changes, since the last annual review, in the nature and extent of significant risks, and the Company’s ability to respond to changes in its business and the external environment; (b) the scope and quality of management’s ongoing monitoring of risks and of the internal control systems, and where applicable, the work of its internal audit function and other assurance providers; (c) the extent and frequency of communication of monitoring results to the Board which enables it to assess control of the Company and the effectiveness of risk management; (d) significant control failings or weaknesses that have been identified during the period. Also, the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company’s financial performance or condition; (e) and the effectiveness of the Company’s processes for financial reporting and Listing Rule compliance.

•	The Audit Committee is also responsible for reviewing the Company’s internal audit function, ensuring co-ordination within the Group and between the Company’s internal and external auditors, and ensuring that the internal audit function is adequately resourced and has appropriate standing within the Company and to review and monitor its effectiveness.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcements before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—	In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—	Conducted a review of the effectiveness of the risk management and internal control systems of the Company and its subsidiaries, including financial, operational and compliance controls and made recommendations to the Board based on the review;

—	Discussed with senior management of the Company the adequacy of resources, staff qualifications and experience, training programmes, and budget of the Company’s accounting, internal audit and financial reporting functions to ensure that management has performed its duty to have effective risk management and internal control systems, both under the Listing Rules as well as under relevant U.S. requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

CNOOC LIMITED Annual Report 2015  40

—	Conducted a review of the effectiveness of the Company’s internal audit function to ensure co-ordination within the Group and between the Company’s internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and made recommendations to the Board in relation to ways of improving the internal audit function;

—	Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and made recommendations to the Board in relation to the appointment of external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—	Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting, risk management and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and risk management and internal control systems, and made appropriate recommendations where necessary;

—	Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, risk management and internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Board Committees & Corporate Governance Functions section on page 40; and

—	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the charter of the Audit Committee, and considered and recommended the proposed amendments to the charter which reflect the new requirements in relation to risk management and internal control systems as set out in the amended CG Code and presented to the Board for approval.

•	Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2015

	No. of meetings attended
Independent	(4 meetings in total)
Non-executive	by committee
Directors	member	by proxy

Tse Hau Yin, Aloysius
(Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

CNOOC LIMITED Annual Report 2015  41

D.	DELEGATION BY THE BOARD

D.1	Management functions

Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•	The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf.

•	The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of these plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)	Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

•	The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•	Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non-executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments.

D.2 & Board Committees & Corporate Governance Functions

D.3	Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•	The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) which deal clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

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•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and making recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•	The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication

Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•	The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•	A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•	The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•	The Chairmen of the Board and all Committees, or in his absence, an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•	The Company’s management ensures the external auditors attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

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E.2	Voting by Poll

Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•	In 2015, all votes of shareholders at the general meetings of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll at the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	Company Secretary

Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•	Mr. Zhong Hua (whose resignation became effective on 27 November 2015), Ms. Li Jiewen (whose appointment became effective on the same day) and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. Their biographies are set out on pages 49 to 50 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to the Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and sections 566 to 568 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong). On the request of shareholders of the Company, representing at least 5% of the total voting rights of all shareholders having a right to vote at general meetings, the Directors are required to call a general meeting.

The request must state the general nature of the business to be dealt with at the EGM and may include the text of a resolution that may properly be moved and is intended to be moved at the EGM, be authenticated by the shareholder(s) making the request, and sent to the Company in hard copy form or in electronic form. The Directors must call an EGM within 21 days after the date on which they become subject to the requirement and such EGM must be held on a date not more than 28 days after the date of the notice convening the meeting is given.

Whilst giving the above request, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a request referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

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PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow sections 615 and 616 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to give to other shareholders, who are entitled to receive notice of the annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at the annual general meeting.

Shareholders are requested to follow sections 580 to 583 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to circulate to other shareholders, who are entitled to receive notice of a general meeting, a statement with respect to a matter mentioned in a proposed resolution or other business to be dealt with at the general meeting.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2015, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provision A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS

During the year ended 31 December 2015, there was the following change in Directors.

With effect from 19 May 2015, Mr. Yang Hua, an existing Non-executive Director, was appointed as Chairman of the Board and Chairman of the Nomination Committee, and Mr. Wang Yilin resigned as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director.

With effect from 23 September 2015, Mr. Wang Jiaxiang retired as Non-executive Director.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in the information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2015.

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The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the abovementioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2015, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Deloitte Touche Tohmatsu, appointed as the independent auditors of the Company on 24 May 2013 (before 24 May 2013, Ernst & Young was the independent auditors of the Company), was re-appointed and engaged as the Company and its subsidiaries’ auditors (“Auditors”) for the financial year ended 31 December 2015. Services provided by the auditors and fees charged by the auditors for the services for the year ended 31 December 2015 are as follows:

Audit Fees

The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB46.7 million for the financial year ended 31 December 2014 and RMB45.2 million for the financial year ended 31 December 2015.

Audit-related Fees

The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB8.7 million for the financial year ended 31 December 2014 and RMB8.5 million for the financial year ended 31 December 2015.

Tax Fees

The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB2.1 million for the financial year ended 31 December 2014 and RMB0.6 million for the financial year ended 31 December 2015.

All Other Fees

The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB7.0 million for the financial year ended 31 December 2014 and RMB2.5 million for the financial year ended 31 December 2015.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2014 and for the financial year ended 31 December 2015.

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STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

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Directors and Senior Management

Executive Directors

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Yangtze University in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Operation Manager of CNOOC/AMOCO Joint Operating Group, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. Mr, Li also served as Chairman and Director of CNOOC Southeast Asia Limited, being a subsidiary of the Company. He has served as Vice President of CNOOC since April 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Non-executive Directors

Wang Yilin

Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011. Mr. Wang resigned as Chairman of the Board, Chairman of the Nomination Committee and Non-executive Director of the Company with effect from 19 May 2015.

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Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. In addition, he serves as Chairman and Director of CNOOC China Limited, being a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015.

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Wang Jiaxiang

Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum, major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited. In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC. Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In January 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014. Mr. Wang Jiaxiang retired as a Non-executive Director of the Company with effect from 23 September 2015.

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Independent Non-executive Directors

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and member of its Currency Board Sub-committee and Investment Sub-Committee. In addition, he also serves as a Member and Chairman of the Prize Recommendation Committee, LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited and Hysan Development Company Limited, which are listed on the Hong Kong Stock Exchange, and an Independent Non-executive Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited (whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014 and was renamed as OCBC Wing Hang Bank Limited), Daohe Global Group Limited (formerly known as Linmark Group Limited), SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr.Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

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Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds eight honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Past Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, member and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System and former Vice Chair of the Jobs and Prosperity Council of Ontario. He also serves on other boards including the Killam Trusts, Communitech, the Governor General’s Rideau Hall Foundation and the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Other Members of Senior Management

Yuan Guangyu

Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the drilling and completion. Mr. Yuan is a professor-level senior engineer. He graduated from East China Petroleum Institute (now China University of Petroleum) with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. With over 30 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, President of CNOOC Services, and Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited. Mr. Yuan also serves as the Director of CNOOC China Limited and CNOOC International Limited, both all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In February 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch.

Zhu Weilin

Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC and Executive Vice President of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Manager of the Exploration Department, Manager of Science Management Department, and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC International Limited, the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC, Executive Vice President of the Company and the General Manager of the Exploration Department of the Company, responsible for the Company’s oil and gas exploration operations. In July 2015, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company.

CNOOC LIMITED Annual Report 2015  51

Zhao Liguo

Born in 1953, Mr. Zhao is the General Counsel of the Company. He is a professor-level senior economist. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Division and Deputy General Manager of Contract Law Department, and General Manager of Legal Department of CNOOC. He also served as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1987 and corporate counsel qualification in 1998. Mr. Zhao was appointed as the General Counsel of CNOOC with effect from June 2008. He was appointed as the General Counsel of the Company with effect from November 2009. In June 2015, Mr. Zhao retired as the General Counsel of the Company.

Chen Bi

Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and international affairs of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum Institution (now Southwest Petroleum University) and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1989 and an MBA degree from Tsinghua University in 2001. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy General Manager of Development and Production Department of CNOOC, Deputy General Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In October 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In January 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Chen Wei

Born in 1958, Mr. Chen is the Worker’s Director and an Assistant President of CNOOC, an Executive Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from East China Petroleum Institute (now China University of Petroleum) and MBA from Tsinghua University. He has over 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and General Manager of Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Assistant President of CNOOC and the Executive Vice President of the Company.

Zhang Guohua

Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Director of Nanhaixibu Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch.

CNOOC LIMITED Annual Report 2015  52

Zhong Hua

Born in 1960, Mr. Zhong is Chief Financial Officer of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company of Oil Production Company of COONWC, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 2-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Development Department and Manager of Administration Department of COONWC. From September 1999 to October 2005, Mr. Zhong was General Manager of Administration Department and General Manager and Director of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. From March 2012 to November 2015, Mr. Zhong served as Joint Company Secretary of the Company.

Deng Yunhua

Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute. Mr. Deng became Vice Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng was appointed Vice Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and has been Vice Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute since 2009.

Song Lisong

Born in 1957, Mr. Song is the Chief Safety Official and General Manager of the Quality, Health, Safety & Environmental Protection (QHSE) Department of the Company. He graduated in 1982 with a bachelor’s degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1999, he graduated with a master’s degree of management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety and Environmental Protection Department respectively. From 1994 to 1999, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of CNOOC. From 1999 to 2001, he served as Vice Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of CNOOC. From 2003 to 2013, he served as the General Manager of the HSE Department of CNOOC and the Company. From March 2013 to now, he has been serving as the Deputy Chief Safety Official of CNOOC, the Chief Safety Official and General Manager of the QHSE Department of the Company.

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Xie Yuhong

Born in 1961, Mr. Xie is the Deputy Chief Geologist and General Manager of Exploration Department of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. Degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. From July 2015 to now, he has been serving as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company.

JOINT COMPANY SECRETARIES

Zhong Hua

Please refer to the biography of Mr. Zhong on page 49 for details.

Li Jiewen

Born in 1965, Ms. Li Jiewen is currently the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) and the General Manager of the Controllers Department of the Company. Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined CNOOC in 1987 and has been working in the oil and gas industry for over 28 years. From 1987 to 1989, Ms. Li was a Structure Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2004, she worked as the Structure Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT Operators Group. From January 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li has been appointed as the General Manager of the Controllers Department of the Company in November 2010. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. Ms. Li is also the Director of Nexen Energy ULC, a subsidiary of the Company. Ms. Li was appointed as Joint Company Secretary of the Company with effect from 27 November 2015.

Tsue Sik Yu, May

Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

CNOOC LIMITED Annual Report 2015  54

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2015.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2015 and the operating results of the Group for the year then ended.

BUSINESS REVIEW

Overview and Performance of the Year

A review of the business of the Group and analysis of the Group’s performance using financial key performance indicators is provided in the Business Overview and Management’s Discussion and Analysis section on pages 8 to 26 and pages 61 to 65 of this annual report.

Environmental Policies and Performance

During the process of oilfield development, the Company highly values the protection of natural and ecological environment and its comprehensive environmental protection measures ensure the Company to comply with the applicable laws and regulations on the environmental protection.

The Company’s environmental protection management system emphasizes the management of the whole process. During the process of construction and production of oilfields, we place Environment Impact Assessment (EIA), compliance with set standards or targets on pollutant emissions, control on total discharge amount and reduction on emissions as our priorities. During the period of ODP (Overall Development Plan), EIA report will be drafted and its approval from the government is a necessity for the launch of a project. During the construction stage, environmental protection supervision and management are strictly performed and tightened in order to reduce the impact on natural and social environment. During the production stage, pollutant emission monitor program is carried out, which analyzes the scope and extent of impact of the production process on the environment such that relevant environmental measures could be adopted. The environmental protection information system covers all information from EIA documents from all levels of the Group, information in relation to the report, statistics, monitoring and pre-warning system regarding pollutant emissions. The system enables us to achieve information management on environment.

For the year ended 31 December 2015, the Company has carried out the laws and regulations of the PRC on energy saving and reduction in emission, viewing energy saving and reduction in emission as important works for the transformation of the mode of development and optimization of the industrial structure. We keep on strictly carrying out energy-saving assessment and examination on new oilfield investment projects, ensuring this work can be integrated from the initial stage of projects. We also strengthen the efforts in technical reformation, which is the key to improve energy efficiency and reduce carbon emissions.

Regarding the environmental issues that have material impacts on the Company’s business performance and future development, please refer to the social responsibility report of 2015 prepared by the Company (the “2015 CSR report”) to be available on the Company’s website.

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Compliance with Relevant Laws and Regulations

For the year ended 31 December 2015, compliance procedures were in place to ensure adherence to applicable laws, rules and regulations, in particular those have significant impact on the Group. The Board and senior management within their respective duties in conjunction with internal and external professional advisors monitored the Group’s policies and practices on compliance with legal and regulatory requirements. Changes in the applicable laws, rules and regulations which have significant impact on the Group were brought to the attention of relevant employees and relevant operation units from time to time. During the reporting period, the various work of the Board and senior management were in compliance with the relevant laws and regulations, the articles of association of the Company, charters of the board committees, internal policies and the relevant provisions of various internal control systems. Decision making process was legitimate and effective. Directors and senior management performed in a diligent and responsible manner and the resolutions of the general meetings and board meetings were implemented faithfully. Meanwhile, the Company has timely performed its disclosure obligations which were in strict compliance with the requirements of the listing rules or manuals of the Hong Kong Stock Exchange, New York Stock Exchange and Toronto Stock Exchange.

In accordance with the requirements of the laws, regulations and related policies in Hong Kong, PRC and relevant other jurisdictions in which the Company operates, the Company provides and maintains statutory benefits for its staff, including but not limited to pension schemes, mandatory provident fund, basic medical insurance, work injury insurance, etc. Further, the Group has been committed in complying relevant laws and regulations on work and occupational safety of employees of the Group.

Key Relationships with Stakeholders

The support and trust of our stakeholders is integral to the Company’s growth and success. Our stakeholders include shareholders and creditors, employees and employee organizations, governments and regulatory authorities, business partners and service providers, the public and communities, charities and non-government organizations (NGOs) and clients. We place emphasis on communications with our stakeholders and have established an open and transparent communication channel for each category of stakeholders to understand their expectations and requests.

Through specified communication methods, we looked into and sorted out the focuses and concerns of the stakeholders, and responded with corresponding actions and measures. We continued to strengthen the quality and effectiveness of information disclosure, comply with applicable laws and regulations and actively participate in public welfare activities, with the purpose of achieving mutual development and value sharing with our stakeholders. We have also formulated key indicators based on the focuses and concerns of different stakeholders to reflect our management performance on the above subject matters. Some of our key indicators include return on equity and payout ratio for shareholders and creditors; employee training frequency, turnover rate and OSHA statistics for employees and employee organizations; violations of laws and regulations and safety and environment performance concerned by the government; partners’ feedback and contracts’ execution capability for business partners and service providers; public opinion and corporate image concerned by the public; community evaluations for communities; response rate on enquiries for charities and NGOs; satisfactory reports for clients and etc. Going forward, we will endeavor to improve our current policies, strive to maximize our stakeholders’ value and achieve a mutually beneficial outcome.

For more details on Company’s key relationships with stakeholders, please refer to the 2015 CSR report.

Key Risks and Uncertainties

A description of principal risks and uncertainties that the Group may be facing is provided in the Business Overview on pages 8 to 26 of this annual report.

Prospects

A description of the likely future development in the Company’s future business is provided in the Chairman’s statement on pages 6 to 7 and Business Overview on pages 8 to 26 of this annual report.

Subsequent Event

Please refer to note 38 to the consolidated financial statements for details of the significant events after the reporting period of the Group.

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LOANS

Please refer to note 26 to the consolidated financial statements on pages 109 to 111 for details of the loans and borrowings of the Group as at 31 December 2015.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 14 to the consolidated financial statements on pages 100 to 101 for the movements in property, plant and equipment of the Group for the year ended 31 December 2015.

RESERVES

The distributable reserves of the Company as at 31 December 2015 amounted to RMB78,368 million.

Please refer to the consolidated statement of changes in equity on page 69 and note 39 to the consolidated financial statements on pages 130 to 131 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2015.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Particulars of the Company’s subsidiaries, associates and joint ventures as at 31 December 2015 are set out in notes 16, 17 and 18 to the consolidated financial statements on pages 102 to 106.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 26 August 2015, and paid to the shareholders of the Company on 13 October 2015.

The Board recommended a payment of a final dividend of HK$0.25 (tax inclusive) per share for the year ended 31 December 2015, payable on 19 July 2016 to all shareholders on the register of members of the Company on 17 June 2016 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 31 to the consolidated financial statements on page 120 for details of the retirement benefits of the Group for the year ended 31 December 2015.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2015 represented approximately 15% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 42% of the total purchases of the Group for the year ended 31 December 2015.

Sales to the largest third party customer for the year ended 31 December 2015 represented approximately 9% of the Group’s total revenue. The total sales attributable to the five largest third party customers of the Group accounted for approximately 21% of the Group’s total revenue for the year ended 31 December 2015.

For the year ended 31 December 2015, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective close associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

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CHARITABLE DONATIONS

The donations by the Group for the year ended 31 December 2015 amounted to RMB47 million.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2015 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	on normal commercial terms or better; and

3.	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

Comprehensive framework agreement with CNOOC in respect of the provision of a range of products and services

The Company entered into a comprehensive framework agreement on 6 November 2013 with CNOOC, controlling shareholder of the Company, for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 1 November 2010. The term of the comprehensive framework agreement is for a period of three years from 1 January 2014. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps are set out below:

Categories of continuing connected transactions		Annual caps for 2014 to 2016

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services	For the three years ended 31 December 2016, RMB15,000 million, RMB16,100 million and RMB17,200 million, respectively

(b)	Provision of oil and gas development and support services	For the three years ended 31 December 2016, RMB47,200 million, RMB49,600 million and RMB52,100 million, respectively

CNOOC LIMITED Annual Report 2015  58

(c)	Provision of oil and gas production and support services	For the three years ended 31 December 2016, RMB10,500 million, RMB11,600 million and RMB12,800 million, respectively

(d)	Provision of marketing, management and ancillary services	For the three years ended 31 December 2016, RMB1,408 million, RMB1,875 million and RMB2,075 million, respectively

(e)	FPSO vessel leases	For the three years ended 31 December 2016, RMB1,450 million, RMB2,180 million and RMB2,350 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its Associates	For the three years ended 31 December 2016, RMB100 million, RMB100 million and RMB100 million, respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the three years ended 31 December 2016, RMB346,700 million, RMB438,600 million and RMB504,400 million, respectively

(b)	Long term sales of natural gas and liquefied natural gas	For the three years ended 31 December 2016, RMB30,700 million, RMB38,900 million and RMB44,700 million, respectively

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 14 October 2008, the Company entered into a financial services framework agreement with CNOOC Finance Corporation Limited, an associate of CNOOC (“CNOOC Finance”), pursuant to which CNOOC Finance provides the Group a range of financial services. On 20 August 2010, the Company entered into a renewal agreement with CNOOC Finance to renew such financial services framework agreement.

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As the financial services framework agreement (as renewed on 20 August 2010) expired on 31 December 2013, the Company entered into a new renewal agreement with CNOOC Finance on 27 November 2013 to renew the financial services framework agreement for a term of another three years from 1 January 2014 to 31 December 2016. The new renewal agreement is substantially on the same terms as the terms contained in the renewal agreement entered into by the Company on 20 August 2010. The continuing connected transactions in respect of the depositary services under the new renewal agreement are exempted from independent shareholders’ approval requirements, but subject to the annual reporting, annual review and announcement requirements.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB22 billion for the period from 1 January 2014 to 31 December 2016.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2015:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB16,100 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB49,600 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB11,600 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB1,875 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB2,180 million.

(ii)	The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB438,600 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB38,900 million.

(iv)	The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance did not exceed RMB22 billion.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies involving provision of goods or services by the Company as stated in the Company’s financial statements;

CNOOC LIMITED Annual Report 2015  60

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the applicable caps.

Please also refer to note 30 to the consolidated financial statements on pages 115 to 119 for a summary of the related party transactions which include the Group’s continuing connected transactions.

SHARE CAPITAL

Please refer to note 28 to the consolidated financial statements on page 112 for details of movements in the Company’s total issued shares for the year ended 31 December 2015.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;

2.	2001 Share Option Scheme;

3.	2002 Share Option Scheme; and

4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued shares of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option schemes.

Please refer to the note 28 to the consolidated financial statements on pages 113 to 114 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2015.

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During the year ended 31 December 2015, the movements in the options granted under all of the above share option schemes were as follows:

										Price of the	Weighted average
										Company’s	price of the
	Number of share options									shares	Company’s shares
									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of share	grant date	exercise	date of
of grantee	2015	the year	the year	the year	the year	2015	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share
Executive Directors
Wu Guangqi	1,610,000	–	–	–	(1,610,000)	–	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,857,000	–	–	–	–	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,857,000	–	–	–	–	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Non-executive Directors
Yang Hua	1,610,000	–	–	–	(1,610,000)	–	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	2,835,000	–	–	–	–	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	2,000,000	–	–	–	–	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

CNOOC LIMITED Annual Report 2015  62

										Price of the	Weighted average
										Company’s	price of the
	Number of share options									shares	Company’s shares
									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of share	grant date	exercise	date of
of grantee	2015	the year	the year	the year	the year	2015	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share
Other Employees**
in aggregate	24,850,000	–	–	–	(24,850,000)	–	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	34,940,000	–	–	(1,310,000)	–	33,630,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	40,576,000	–	–	(1,374,000)	–	39,202,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	49,875,000	–	–	(3,471,000)	–	46,404,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	62,865,000	–	–	(6,006,000)	–	56,859,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	75,341,000	–	–	(8,361,000)	–	66,980,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–
Total	311,184,000	–	–	(20,522,000)	(28,070,000)	262,592,000

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

CNOOC LIMITED Annual Report 2015  63

EQUITY-LINKED AGREEMENT

Save as disclosed in this annual report, there was no equity-linked agreement entered into by the Company during the year ended 31 December 2015.

PURCHASE, SALE OR REDEMPTION OF Listed securities

Save as disclosed in this annual report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2015.

NAME OF DIRECTOR

The Directors of the Company during the year and up to the date of this annual report are:

Executive Directors

Li Fanrong

Wu Guangqi

Non-executive Directors

Wang Yilin (Note 1)

Yang Hua (Chairman)

Lv Bo

Wang Jiaxiang (Note 2)

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Note 1: With effect from 19 May 2015, Mr. Wang Yilin resigned as Chairman of the Board and Non-executive Director of the Company.

Note 2: With effect from 23 September 2015, Mr. Wang Jiaxiang retired as Non-executive Director of the Company.

In accordance with the Company’s Articles of Association and pursuant to Appendix 14 to Listing Rules, Mr. Li Fanrong, Mr. Lv Bo and Mr. Chiu Sung Hong will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

The list of directors who have served on the boards of the subsidiaries of the Company included in the annual consolidated financial statements for the financial year ended 31 December 2015 during the year and up to the date of this report is disclosed as following:

Chen Bi, Chen Ming, Chen Yan, Chen Zhaoguang, Chen Zhiyong, Cheng Chi, Cui Hanyun, Deng Jinhui, Ding Fang, Duan Chenggang, Fang Zhi, Gong Shaobo, Han Mei, Hua Chenggang, Jing Fengjiang, Kuang Likun, Li Bo, Li Fanrong, Li Jiewen, Li Qijun, Li Rongguang, Lin Yaosheng, Liu Kuang, Liu Mingquan, Liu Song, Liu Xiangdong, Liu Xiaoxiang, Liu Zaisheng, Lu Yongfeng, Ma Qiangui, Mi Lijun, Pang Jian, Qiu Zongjie, Ren Qi, Shen Yiming, Sheng Jianbo, Shi Hesheng, Wang Xin, Wang Yaohui, Wang Zhizhong, Wu Guangqi, Wu Peikang, Xiang Hua, Xiao Zongwei, Xie Wensheng, Xie Yuhong, Yang Hua, Yuan Guangyu, Zhang Bing, Zhang Fengjiu, Zhang Guohua, Zhao Hong, Zhao Liguo, Zhao Shunqiang, CNOOC Limited, Zhong Hua, Zhou Hongbo, Zhu Weilin

CNOOC LIMITED Annual Report 2015  64

A. Jeremy Arnold, Admiral Timothy J. Keating, USN (Ret.), Alan O’Brien, Alan W. Brindley, Anita R. Koval, Archibald W. Kennedy, Bastiaan Spaargaren, Caroline Hoogsteyns, Cathleen A.L. Ward, Christine M. O’Connor, Colin T. O. Brewer, Corey D. Riley, Daniel J Dengis, Danny R. Carefoot, Darren C. Jones, Darren Craig Jones, David O. Tudor, Deanna L Zumwalt, EQ Management and Consultancy Limited, Eva A. Törzsök, Frances Ward, Gina A. Barber, Glenn R Christie, Grant W. Dreger, Gregg E. Radetsky, Ian M. Smale, Ildiko G. B. Ugrai, Jacqueline J. Loke Mun-Tze, James T. Arnold, Jamie D. Doyle, Jerome A. van Zuijlen, Jessica Lanzillotta, John A. Pritchett, John F.M. Abbott, John Michael Killip, Joseph M. B’Oris, Karen Burgess, Katarzyna Kopaczewska, Kenneth J. Krieg, Kurt Rohner, Lawson A.W. Hunter, Lester C. Jager, Lewis T. Harvey, Marilyn J. Schonberner, Marjorie Allo, Paul Harris, Peter D. Addy, Quinn E. Wilson, Ray C. J. Riddoch, Rick C. Beingessner, Robert H. Henkhuzens, Robert N. Fennell, Ronald W. Bailey, Rosalind L. Bynoe, Roy L. Swystun, Sei Tange, SGG Management (Netherlands) B.V., Shakila Kaul, Shoji Sorimachi, Simon R. Perchard, Theresa A. Roessel, Tiara Ltd., Trevor L. Norman, Una M. Power, W. Mark Simpson, Wilhelmus G. Reiff, Yehuda Cohen

DIRECTORS’ INTERESTS

As at 31 December 2015, apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Hong Kong Stock Exchange are as follows:

			Approximate
			percentage of
		Ordinary	total issued
Name of Director	Nature of interest	shares held	shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

Save as disclosed above, as at 31 December 2015, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. All the interests held by the Directors and chief executive represent long positions.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 31 December 2015, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

			Approximate
			percentage of
		Ordinary	total issued
		shares held	shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%

(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%

(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

CNOOC LIMITED Annual Report 2015  65

All the interests stated above represent long positions. As at 31 December 2015, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 44 to 50 for information concerning the Directors and senior management of the Company.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN transaction, arrangement and contract OF SIGNIFICANCE

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2015 or during the year, none of the Directors or entities connected with the Directors was materially interested, either directly or indirectly, in any transaction, arrangement or contract which is significant in relation to the business of the Group to which the Company or any of its subsidiaries was a party.

DIRECTORS’ PERMITTED INDEMNITY PROVISION

Pursuant to the Company’s Articles of Association, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in or about the execution of the duties of his/her office or otherwise in relation thereto. The Company has arranged appropriate directors’ and officers’ liability insurance coverage for the Directors and officers of the Group during the year ended 31 December 2015.

MANAGEMENT CONTRACTS

Other than the service contracts of the Directors, the Company has not entered into any contract with any individual, firm or body corporate to manage or administer the whole or any substantial part of any business of the Company during the year.

EMOLUMENTS OF THE DIRECTORS, Senior Management AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 9 and 10 to the consolidated financial statements on pages 93 to 95 for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2015, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2015.

Please refer to the Corporate Governance Report on pages 27 to 43 for details.

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AUDITORS

Deloitte Touche Tohmatsu was appointed as the auditors of the Company for the year ended 31 December 2015 and has audited the accompanying financial statements. A resolution to re-appoint Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 26 May 2016.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules. As at the date of this report, based on publicly available information and within the Directors’ knowledge, approximately 35.56% of the Company’s total issued shares were held by the public. The total number of total issued shares of the Company is 44,647,455,984. The closing price of the share of the Company as at 31 December 2015 is HK$8.07 per share.

VOTING BY POLL

In 2015, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meetings of the Company. Pursuant to the Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board

YANG Hua

Chairman

Hong Kong, 24 March 2016

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Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement and the Business Overview section, as well as the Group’s audited financial statements and the related notes.

Development Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2015, approximately 55.0% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Aiming to reduce operating cost, we plan to actively promote the regional development of oil and gas fields and apply cutting-edge offshore engineering, drilling and production technologies to our operations. In 2015, we emphasized the “Year of Quality and Efficiency” program, with efforts to control costs and increase efficiency. Operating expense per BOE lowered for the second consecutive year.

Currently, we have a healthy financial position. Under low oil price environment, we attached more importance to cash flow management and continued to balance Capex, dividend payment and debt financing.

2015 Overview

In 2015, the global economy continued to adjust, the overall recovery had been weak. The US economy rebounded moderately while the economic recovery in the eurozone was slow; and emerging countries experienced a slowdown in economic growth. For China, the economy was resilient yet under a downward pressure. In 2015, China’s GDP increased 6.9%, the first time in 25 years to achieve a GDP that falls below 7%.

During 2015, due to market concerns over global economic prospects and excess in global supply of crude oil, international oil prices remained at a low level. In 2015, WTI crude oil price averaged US$48.68 per barrel, representing a decrease of 47.7% over the previous year; brent crude oil price averaged US$53.60 per barrel, representing a decrease of 46.1% year over year.

CNOOC LIMITED Annual Report 2015  68

In light of the harsh external environment, the Company intensified its “Year of Quality and Efficiency” program. While making efforts to improve cost efficiency, we also focused our efforts on developing a solid foundation for long term sustainable growth.

During the year, the Company realized a net production of 495.7 million BOE, representing an increase of 14.6% over the previous year, which was at the high-end of the annual production target. For exploration, the Company made breakthroughs domestically and overseas, consolidating our resources for sustainable development. New project construction progressed smoothly. All the seven new projects planned for 2015 have commenced production. HSE maintained a stable performance.

The Company maintained a solid financial condition in 2015. Oil and gas sales were RMB146,597 million (US$23,551.6 million, with the exchange rates applicable for 2015 at 6.2245), representing a decrease of 32.8% over the previous year. Net profit was RMB20,246 million (US$3,252.6 million), representing a decrease of 66.4% over the previous year.

As at 31 December 2015, the Company’s basic and diluted earnings per share were RMB0.45 and RMB0.45, respectively. The board of directors has recommended the payment of a final dividend of HK$0.25 per share (tax inclusive).

Looking into 2016, the global economy still lacks the momentum for recovery; international oil prices will stay at a low level and the external operating environment will remain tough. Despite this, we are confident in the Company’s future and will persevere through to further strengthen our operational strategies under a low oil price environment, and to promote the “Year of Quality and Efficiency” program in order to meet our production and operation targets.

BUSINESS REVIEW

For details, please refer to “Business Overview” on page 8 to 26 of the annual report.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 66.4% to RMB20,246 million (US$3,252.6 million) in 2015 from RMB60,199 million in 2014, primarily as a result of the decrease in profitability under the low international oil price environment.

Revenues

Our oil and gas sales, realized prices and sales volume in 2015 are as follows:

	2015	2014	Change	Change (%)
Oil and gas sales (RMB million)	146,597	218,210	(71,613)	(32.8%)
Crude and liquids	128,929	200,991	(72,062)	(35.9%)
Natural gas	17,668	17,219	449	2.6%
Sales volume (million BOE)	480.1	415.6	64.5	15.5%
Crude and liquids (million barrels)	404.0	340.6	63.4	18.6%
Natural gas (bcf)	444	435	9	2.1%
Realized prices
Crude and liquids (US$/barrel)	51.27	96.04	(44.77)	(46.6%)
Natural gas (US$/mcf)	6.39	6.44	(0.05)	(0.8%)
Net production (million BOE)	495.7	432.5	63.2	14.6%
China	323.4	269.1	54.3	20.2%
Overseas	172.3	163.4	8.9	5.4%

In 2015, our net production was 495.7 million BOE (including our interest in equity-accounted investees), representing an increase of 14.6% from 432.5 million BOE in 2014, benefitting from the commencement of production of new oil and gas fields in offshore China. The decrease in crude and liquids sales was primarily due to significantly lower realised oil prices in 2015, which was partially offset by the increase in sales volume.

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Operating expenses

Our operating expenses decreased 9.0% to RMB28,372 million (US$4,558.1 million) in 2015 from RMB31,180 million in 2014, and the operating expenses per BOE decreased 20.9% to RMB59.4 (US$9.55) per BOE in 2015 from RMB75.1 (US$12.22) per BOE in 2014, attributable from effective cost control and large increase in production. Operating expenses per BOE offshore China decreased 18.0% to RMB49.5 (US$7.96) per BOE in 2015 from RMB60.4 (US$9.83) per BOE in 2014. Overseas operating expenses per BOE decreased 21.4% to RMB80.2 (US$12.88) per BOE in 2014 from RMB102.1 (US$16.61) per BOE in 2014.

Taxes other than income tax

Our taxes other than income tax decreased 9.1% to RMB10,770 million (US$1,730.3million) in 2015 from RMB11,842 million in 2014. The decrease was mainly due to the decrease in oil and gas revenue.

Exploration expenses

Our exploration expenses decreased 14.1% to RMB9,900 million (US$1,590.5 million) in 2015 from RMB11,525 million in 2014, among which dry hole expense decreased 16.7% to RMB4,740million (US$761.5 million) in 2015 from RMB5,686 million in 2014, due to the decrease of exploration expenditure, less high-cost wells and less wells expenses which were written off according to subsequent reserve evaluation. Meanwhile, the seismic expense decreased as compared to 2014, resulting from the continuing efforts in lowering costs and enhancing efficiency under the circumstance of decreasing exploration expenditure budget.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 26.0% to RMB73,439 million (US$11,798.4 million) in 2015 from RMB58,286 million in 2014. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 11.8% to RMB146.4 (US$23.53) per BOE in 2015 from RMB130.9 (US$21.30) per BOE in 2014, primarily as a result of the increased proportion of production of new oil and gas fields and adjustment projects in offshore China and North Sea in UK in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, the commencement of production of new development wells of shale oil and gas in the U.S. further increased the amortization rate per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 10.3 % to RMB3,545 million (US$569.5 million) in 2015 from RMB3,951 million in 2014. Our average dismantling costs per BOE decreased 22.0% to RMB7.43 (US$1.19) per BOE in 2015 from RMB RMB9.52 (US$1.55) per BOE in 2014, primarily due to the decrease of the expected value of asset retirement obligations of producing oil and gas fields, which was estimated based on current services price. Under the environment of reducing capital expenditure in upstream industry, the service price of projects constructions and drilling wells decreased.

Special Oil Gain Levy

Our Special Oil Gain (SOG) Levy decreased 99.7% to RMB59 million (US$9.5 million) in 2015 from RMB19,072 million in 2014, primarily as a result of our decreased realised oil price in offshore China and the Chinese government increased the threshold of the SOG levy to US$65 with effect from 1 January 2015.

Impairment, provision and write off

Our impairment and provision decreased 33.3% to RMB2,746 million (US$441.2million) in 2015 from RMB 4,120 million in 2014. In 2015, certain oil and gas properties located in China, North America, South America and Africa were impaired, which was reflected by the impact of near term lower price. In addition, the Company wrote off some shale oil and gas assets in North America and certain unproved properties in Canada. Approximately RMB1,400 million was included in the depreciation, depletion and amortization charge of the year, and approximately RMB461 million was included in the exploration expenses, respectively. The reason is that the leasehold contracts of these blocks were overdue, and the Company withdraw from these blocks by considering lower economy of the project and falling short of expectation of the exploration result. Please refer to Note 14 to the Consolidated Financial Statement of this annual report.

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Selling and administrative expenses

Our selling and administrative expenses decreased 13.7% to RMB5,705 million (US$916.5 million) in 2015 from RMB6,613 million in 2014. Our selling and administrative expenses per BOE decreased 24.9% to RMB 11.95 (US$ 1.92) per BOE in 2015 from RMB15.93 (US$ 2.59) per BOE in 2014. Such decreases were primarily due to lower expense resulting from the Company’s partial marketing business restructuring and Company’s vigorous efforts in lowering costs and enhancing efficiency in this year.

Finance costs/Interest income

Our finance costs increased 28.2% to RMB6,118 million (US$982.9 million) in 2015 from RMB4,774 million in 2014, primarily due to the increased interest expense from new issuance of guaranteed notes. Our interest income decreased 18.6% to RMB873 million (US$140.3 million) in 2015 from RMB1,073 million in 2014, primarily due to the reduced deposit scale under the decling market interest rate environment.

Exchange gains, net

Our net exchange losses changed 113.6% to RMB143 million (US$23.0 million) in 2015, compared with exchange gains RMB1,049 million in 2014, primarily as a result of the increase in exchange loss as a result of RMB, GBP and CAD fluctuation against the US dollars.

Investment income

Our investment income decreased 10.7% to RMB2,398 million (US$385.3 million) in 2015 from RMB2,684 million in 2014, primarily attributable to the decline in market rate of return on investment which was caused by the continuously decline interest rates promulgated by the People’s Bank of China.

Share of profits of associates/a joint venture

Our share of profits of associates/a joint venture increased 89.2% to RMB1,903 million (US$305.7 million) in 2015 from RMB1,006 million in 2014, primarily attributable to the increase in profitability of joint venture resulting from local finance and tax benefit.

Income tax expense

Our income tax credit changed 114.0% to RMB3,116 million (US$500.6 million) in 2015, compared with income tax expense of RMB22,314 million in 2014, mainly because the UK government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% and resulted in a one-time reversal of net deferred tax liability. In addition, the lower profitability of overseas operations due to decreased oil prices resulted in a further decline in income tax expense. The effective tax rate changed to (18.2%) in 2015 from 27.0% in 2014.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2015 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2015		2014		Change
	RMB million	US$ million	RMB million	RMB million	%
Generated from operating activities	80,095	12,867.7	110,508	(30,413)	(27.5%)
Used in investing activities	(76,495)	(12,289.3)	(90,177)	13,682	(15.2%)
Used in financing activities	(6,893)	(1,107.4)	(19,486)	12,593	(64.6%)

Cash generated from operating activities

The cash inflow from operating activities decreased 27.5% to RMB80,095 million (US$12,867.7 million) in 2015 from RMB110,508 million in 2014, primarily attributable to the decrease in oil and gas sales cash inflows caused by the decline in international oil price.

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Cash used in investing activities

In 2015, our capital expenditure (excluding acquisition) decreased 29.3% to RMB67,674 million (US$10,872.2 million) from 2014, because the Company reduced its capital expenditure on the basis improving quality and efficiency in response to the challenges of low oil prices. Our development expenditures in 2015 were primarily related to the capital expenditure of OML130 project, Iraq technical service contract project, deep-water Gulf of Mexico and U.S. shale oil and gas, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of RMB122,030 million (US$19,604.8 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of RMB104,900 million (US$16,852.8 million), and the decrease in our time deposits with maturity over three months in the amount of RMB4,825 million (US$775.2 million).

Cash used in financing activities

In 2015, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB20,541 million (US$3,300.0 million) and RMB23,184 million (US$3,800.0 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB20,419 million (US$3,280.4 million), and the repayment of bank loans of RMB24,127 million (US$3,876.1 million).

At the end of 2015, our total interest-bearing outstanding debt was RMB164,645 million (US$26,451.1 million), compared to RMB136,563 million at the end of 2014. The increase in debt in 2015 was primarily attributable to the issuance of guaranteed notes of US$3.8 billion. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 29.9%, higher than that of 26.5% in 2014. The main reason for the increase was the increased scale of interest-bearing debts.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2013	2014	2015
	(RMB million)
China
Development	42,839	49,128	25,187
Exploration	12,012	13,718	9,515
Subtotal	54,851	62,845	34,702
Overseas
Development	28,315	33,403	25,957
Exploration	6,216	9,455	5,201
Subtotal	34,531	42,858	31,158
Total	89,383	105,704	65,860

Note:	Capitalized interests for 2013, 2014 and 2015 were RMB2,049 million, RMB1,842 million and RMB1,385 million, respectively.

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Others

Employees

As of 31 December 2015, the Company had 14,956 employees in China, 5,131 employees overseas and 498 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to Note 37 to the Consolidated Financial Statements of this annual report.

CONTINGENCIES

Please refer to Note 33 to the Consolidated Financial Statements of this annual report.

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Independent Auditor’s Report

TO THE SHAREHOLDERS OF CNOOC LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 67 to 131, which comprise the consolidated statement of financial position as at 31 December 2015, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2015, and of its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

24 March 2016

CNOOC LIMITED Annual Report 2015  74

Consolidated Statement of Profit or Loss and other Comprehensive Income

Year ended 31 December 2015

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2015	2014
REVENUE
Oil and gas sales	5	146,597	218,210
Marketing revenues	34	21,422	50,263
Other income		3,418	6,161
		171,437	274,634
EXPENSES
Operating expenses		(28,372)	(31,180)
Taxes other than income tax	11(ii)	(10,770)	(11,842)
Exploration expenses		(9,900)	(11,525)
Depreciation, depletion and amortisation	7	(73,439)	(58,286)
Special oil gain levy	6	(59)	(19,072)
Impairment and provision	14	(2,746)	(4,120)
Crude oil and product purchases		(19,840)	(47,912)
Selling and administrative expenses		(5,705)	(6,613)
Others		(3,150)	(3,169)
		(153,981)	(193,719)
PROFIT FROM OPERATING ACTIVITIES		17,456	80,915
Interest income	7	873	1,073
Finance costs	8	(6,118)	(4,774)
Exchange (losses)/gains, net		(143)	1,049
Investment income	7	2,398	2,684
Share of profits of associates		256	232
Share of profit of a joint venture		1,647	774
Non-operating income, net		761	560
PROFIT BEFORE TAX	7	17,130	82,513
Income tax credit/(expense)	11(i)	3,116	(22,314)
PROFIT FOR THE YEAR ATTRIBUTABLE TO
OWNERS OF THE PARENT		20,246	60,199
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax	19	–	(2,301)
Exchange differences on translation of foreign operations		7,979	454
Share of other comprehensive income of associates		74	92
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated
as at fair value through other comprehensive income	19	(1,573)	–
Others		134	(268)
OTHER COMPREHENSIVE INCOME/(EXPENSE)
FOR THE YEAR, NET OF TAX		6,614	(2,023)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR
ATTRIBUTABLE TO OWNERS OF THE PARENT		26,860	58,176
EARNINGS PER SHARE ATTRIBUTABLE TO
OWNERS OF THE PARENT
Basic (RMB Yuan)	13	0.45	1.35
Diluted (RMB Yuan)	13	0.45	1.35

Details of the dividends proposed and paid for the year are disclosed in note 12 to the consolidated financial statements.

CNOOC LIMITED Annual Report 2015  75

Consolidated Statement of Financial Position

31 December 2015

(All amounts expressed in millions of Renminbi)

	Notes	2015	2014
NON-CURRENT ASSETS
Property, plant and equipment	14	454,141	463,222
Intangible assets	15	16,423	16,491
Investments in associates	17	4,324	4,100
Investment in a joint venture	18	24,089	21,150
Available-for-sale financial assets	19, 34	–	5,337
Equity investments	19, 34	3,771	–
Deferred tax assets	11(i)	13,575	5,877
Other non-current assets	20	7,828	5,974
Total non-current assets		524,151	522,151
CURRENT ASSETS
Inventories and supplies	21	9,263	10,608
Trade receivables	22	21,829	29,441
Derivative financial assets	34	7	303
Available-for-sale financial assets	19, 34	–	54,030
Equity investments	19, 34	14	–
Other financial assets	19, 34	71,806	–
Other current assets		7,415	8,573
Time deposits with maturity over three months	23	18,010	22,835
Cash and cash equivalents	23	11,867	14,918
Total current assets		140,211	140,708
CURRENT LIABILITIES
Loans and borrowings	26	33,585	31,180
Trade and accrued payables	24	32,614	52,192
Derivative financial liabilities	34	–	316
Other payables and accrued liabilities	25	13,534	11,499
Taxes payable		4,647	8,311
Total current liabilities		84,380	103,498
NET CURRENT ASSETS		55,831	37,210
TOTAL ASSETS LESS CURRENT LIABILITIES		579,982	559,361
NON-CURRENT LIABILITIES
Loans and borrowings	26	131,060	105,383
Provision for dismantlement	27	49,503	52,433
Deferred tax liabilities	11(i)	11,627	20,189
Other non-current liabilities		1,751	1,746
Total non-current liabilities		193,941	179,751
NET ASSETS		386,041	379,610
EQUITY
Equity attributable to owners of the parent
Issued capital	28	43,081	43,081
Reserves	29	342,960	336,529
TOTAL EQUITY		386,041	379,610

LI Fanrong	Wu Guangqi
Director	Director

CNOOC LIMITED Annual Report 2015  76

Consolidated Statement of Changes in Equity

Year ended 31 December 2015

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent

		Share premium		Statutory
		and capital	Cumulative	and non-			Proposed
	Issued	redemption	translation	distributable	Other	Retained	final
	capital	reserve	reserve	reserves	reserves	earnings	dividend	Total
At 1 January 2014	949	42,132	(21,372)	20,000	8,974	279,668	11,269	341,620
Profit for the year	–	–	–	–	–	60,199	–	60,199
Other comprehensive income/(expense), net of tax	–	–	454	–	(2,477)	–	–	(2,023)
Total comprehensive income/(expense)	–	–	454	–	(2,477)	60,199	–	58,176
Transfer upon abolition of par value under the Hong Kong Companies Ordinance **	42,132	(42,132)	–	–	–	–	–	–
2013 final dividend	–	–	–	–	–	(71)	(11,269)	(11,340)
2014 interim dividend	–	–	–	–	–	(8,846)	–	(8,846)
Proposed 2014 final dividend	–	–	–	–	–	(11,325)	11,325	–
At 31 December 2014	43,081	– *	(20,918)*	20,000 *	6,497 *	319,625 *	11,325 *	379,610

At 1 January 2015	43,081	–	(20,918)	20,000	6,497	319,625	11,325	379,610
Profit for the year	–	–	–	–	–	20,246	–	20,246
Other comprehensive income/(expense), net of tax	–	–	7,979	–	(1,365)	–	–	6,614
Total comprehensive income/(expense)	–	–	7,979	–	(1,365)	20,246	–	26,860
2014 final dividend	–	–	–	–	–	58	(11,325)	(11,267)
2015 interim dividend	–	–	–	–	–	(9,162)	–	(9,162)
Proposed 2015 final dividend	–	–	–	–	–	(9,397)	9,397	–
At 31 December 2015	43,081	– *	(12,939)*	20,000 *	5,132 *	321,370 *	9,397 *	386,041

*	These reserve accounts comprise the consolidated reserves of approximately RMB342,960 million (2014: RMB336,529 million) in the consolidated statement of financial position.

**	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

CNOOC LIMITED Annual Report 2015  77

Consolidated Statement of Cash Flows

Year ended 31 December 2015

(All amounts expressed in millions of Renminbi)

	Notes	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	32	96,095	142,682
Income taxes paid		(16,000)	(32,174)
Net cash flows from operating activities		80,095	110,508
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditure		(67,674)	(95,673)
Additions in associates interest		(9)	–
Decrease in time deposits with maturity over three months		4,825	3,383
Dividends received from associates		164	153
Dividends received from a joint venture		32	–
Interest received		812	1,041
Investment income received		2,177	2,331
Purchase of current available-for-sale financial assets		–	(105,718)
Purchase of other financial assets		(122,030)	–
Purchase of equity investments		(236)	–
Proceeds from sale of current available-for-sale financial assets		–	102,587
Proceeds from sale of other financial assets		104,900	–
Proceeds from disposal of property, plant and equipment		544	1,719
Net cash flows used in investing activities		(76,495)	(90,177)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		23,184	24,578
Repayment of guaranteed notes		(789)	–
Proceeds from bank loans		20,541	12,789
Repayment of bank loans		(24,127)	(32,523)
Dividends paid		(20,419)	(20,216)
Interest paid		(5,283)	(4,114)
Net cash flows used in financing activities		(6,893)	(19,486)
NET (DECREASE)/INCREASE IN CASH
AND CASH EQUIVALENTS		(3,293)	845
Cash and cash equivalents at beginning of year		14,918	14,318
Effect of foreign exchange rate changes, net		242	(245)
CASH AND CASH EQUIVALENTS AT END OF YEAR	23	11,867	14,918

CNOOC LIMITED Annual Report 2015  78

Notes to Consolidated Financial Statements

31 December 2015

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622) which came into effect on 3 March 2014. A summary of the significant accounting policies adopted by the Group is set out below.

The provisions of the Hong Kong Companies Ordinance (Cap.622) regarding preparation of accounts and directors’ report and audits became effective, and has been adopted by the Company for the financial year ended 31 December 2015. Further, the disclosure requirements set out in the Listing Rules regarding annual accounts have been amended with reference to the Hong Kong Companies Ordinance (Cap.622). Accordingly the presentation and disclosure of information in the consolidated financial statements for the financial year ended 31 December 2015 have been changed to comply with these new requirements. Comparative information in respect of the financial year ended 31 December 2014 are presented or disclosed in the consolidated financial statements based on the new requirements. Information previously required to be disclosed under the predecessor Hong Kong Companies Ordinance (Cap. 32) or Listing Rules but not under the Hong Kong Companies Ordinance (Cap.622) or amended Listing Rules are not disclosed in these consolidated financial statements.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2015 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2014, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2015 (the “Amendments”) and early adoption of IFRS/HKFRS 9 (2009) Financial Instruments. The adoption of the Amendments had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group. Impact of early adoption of IFRS/HKFRS 9 (2009) Financial Instruments is described as below.

Early adopted before mandatory effective dates

IFRS/HKFRS 9 (2009) – Financial Instruments

In the current year, the Group has applied IFRS/HKFRS 9 (2009). The Group has chosen 1 January 2015 as its date of initial application (i.e. the date on which the Group has reassessed the classification of its financial assets in accordance with requirements of IFRS/HKFRS 9 (2009)). The classification is based on the facts and circumstances as at 1 January 2015. In accordance with transition provisions set out in IFRS/HKFRS 9 (2009), the Group has chosen not to restate comparative information and has provided additional disclosures in accordance with IFRS/HKFRS 7 Financial Instruments – Disclosures in these consolidated financial statements for the year ended 31 December 2015, and any difference between the measurement under IAS/HKAS 39 Financial Instruments: Recognition and Measurement and IFRS/HKFRS 9 (2009) as at 1 January 2015 is recognised in the opening retained earnings and other reserves at the date of initial application, if any. IFRS/HKFRS 9 (2009) does not apply to financial assets that have already been derecognised at date of initial application. Other than the changes in classification of certain financial assets, the changes in accounting policies had no material financial impact on the amounts recognised on the consolidated statement of financial position of the Group as at 1 January 2015.

CNOOC LIMITED Annual Report 2015  79

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009)-Financial Instruments (continued)

IFRS/HKFRS 9 (2009) introduces new classification and measurement requirements for financial assets that are within the scope of IAS/HKAS 39. Specifically, IFRS/HKFRS 9 (2009) requires all financial assets to be classified and subsequently measured at either amortised cost or fair value on the basis of the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

As required by IFRS/HKFRS 9 (2009), debt instruments and hybrid contracts are subsequently measured at amortised cost only if (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (collectively referred to as the “amortised cost criteria”). If either of the two criteria is not met, the debt instruments are classified as at fair value through profit or loss (“FVTPL”).

However, the Group may choose at initial recognition to designate a debt instrument that meets the amortised cost criteria as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. Debt instruments that are subsequently measured at amortised cost are subject to impairment.

Investments in equity instruments are classified and measured as at FVTPL except when the equity investment is not held for trading and is designated by the Group as at fair value through other comprehensive income (“FVTOCI”). If the equity investment is designated as at FVTOCI, all gains and losses are recognised in other comprehensive income and are not subsequently reclassified to profit or loss, except for dividend income that is generally recognised in profit or loss in accordance with IAS/HKAS 18 Revenue.

The directors have reviewed and reassessed the Group’s existing financial assets at 1 January 2015 based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and concluded that the Group’s financial assets, previously classified as “loans and receivables” under IAS/HKAS 39 are held within a business model whose objective is to hold these financial assets in order to collect contractual cash flows that are solely payments of principal and interest. In addition, the directors concluded that the Group’s investments in certain equity securities that previously classified as available-for-sale investments under IAS/HKAS 39 are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI under IFRS/HKFRS 9 (2009) as the directors believe that this provides a more meaningful presentation than reflecting changes in fair value in profit or loss. Other equity investments are classified as FVTPL.

The initial application of IFRS/HKFRS 9 (2009) has affected the classification of financial assets of the Group, its joint venture/associates and the Group’s other reserves and retained earnings as at 1 January 2015 as follows:

(i)	the Group’s publicly traded equity investments (not held for trading) of RMB 2,958 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/HKAS 39 have been designated as at FVTOCI;

(ii)	the Group’s non-publicly traded equity investments (not held for trading) of RMB 2,258 million previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS/HKAS 39 have been designated as at FVTOCI. The carrying amounts of the investments previously measured at cost less impairment represent an appropriate estimate of their fair values as at 1 January 2015, as insufficient more recent information is available to measure their fair values;

(iii)	the Group’s equity investments of RMB 134 million previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/HKAS 39 have been classified as at FVTPL;

(iv)	the Group’s investment in liquidity funds of RMB5,453 million and corporate wealth management products of RMB48,564 million that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/HKAS 39 have been classified as FVTPL;

CNOOC LIMITED Annual Report 2015  80

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009)-Financial Instruments (continued)

(v)	The investment in publicly traded investments (not held for trading) of the Group’s joint venture/associates that were previously classified as available-for-sale investments and measured at fair value at each reporting date under IAS/HKAS 39 have been designated as at FVTOCI; and

(vi)	The investment in non-publicly traded investments (not held for trading) of the Group’s joint venture/associates previously classified as available-for-sale investments and measured at fair value at each reporting date or at cost less impairment under IAS/HKAS 39 have been designated as at FVTOCI.

The list below illustrates the classification and measurement of the financial assets under IAS/HKAS 39 and IFRS/HKFRS 9 (2009) at 1 January 2015, the date of initial application.

	Original measurement category under IAS/HKAS 39	New measurement category under IFRS/HKFRS 9 (2009)	Original carrying amount under IAS/HKAS 39	New carrying amount under IFRS/HKFRS 9 (2009)

Publicly traded equity investments – MEG Energy Corporation (“MEG”) (Note 19)	Available-for-sale investments	Financial assets designated as at FVTOCI	2,958	2,958
Publicly traded equity investments – others (Note 19)	Available-for-sale investments	Financial assets at FVTPL	134	134
Non-publicly traded equity investments (Note 19)	Available-for-sale investments	Financial assets designated as at FVTOCI	2,258	2,258
Derivative Financial assets (Note 34)	Financial assets at FVTPL	Financial assets at FVTPL	303	303
Other financial assets: liquidity funds (Note 19)	Available-for-sale investments	Financial assets at FVTPL	5,453	5,453
Other financial assets: corporate wealth management products (Note 19)	Available-for-sale investments	Financial assets at FVTPL	48,564	48,564
Trade receivables (Note 22)	Loans and receivables	Financial assets at amortised cost	29,411	29,411
Time deposits with maturity over three months (Note 23)	Loans and receivables	Financial assets at amortised cost	22,835	22,835
Cash and cash equivalent (Note 23)	Loans and receivables	Financial assets at amortised cost	14,918	14,918
Other non-current assets – dismantlement fund deposits (Note 20)	Loans and receivables	Financial assets at amortised cost	3,981	3,981
Other current assets	Loans and receivables	Financial assets at amortised cost	8,573	8,573

CNOOC LIMITED Annual Report 2015  81

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Early adopted before mandatory effective dates (continued)

IFRS/HKFRS 9 (2009)-Financial Instruments (continued)

In relation to the equity investments (not held for trading), the Group has made an irrevocable election to present subsequent changes in their fair value in other comprehensive income under IFRS/HKFRS 9 (2009), which will not be reclassified to profit or loss on disposal or impairment of the relevant investments. Under IAS/HKAS 39, when an available-for-sales equity investment is disposed of or impaired, the cumulative gain or loss is reclassified from other comprehensive income to profit or loss. Should the Group have not early adopted IFRS/HKFRS 9 (2009), the Group’s basic and diluted earnings per share would have been RMB0.41 yuan for the year ended 31 December 2015. There is no material impact on the basic and diluted earnings per share for the year ended 31 December 2014.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9 (2014)	Financial Instruments[1]
IFRS 14/HKFRS 14	Regulatory Deferral Accounts[2]
IFRS 15/HKFRS 15	Revenue from Contracts with Customers[7]
IFRS 16	Leases[5]
Amendments to IFRS 11/HKFRS 11	Accounting for Acquisitions of Interests in Joint Operations[3]
Amendments to IAS 1/HKAS 1	Disclosure Initiative[3]
Amendments to IAS 16/HKAS 16	Clarification of Acceptable Methods of Depreciation and Amortisation[3]
and IAS 38/HKAS 38
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2012-2014 Cycle[3]
Amendments to IAS 27/HKAS 27	Equity Method in Separate Financial Statements[3]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an
and IAS 28/HKAS 28	Investor and its Associate or Joint Venture[4]
Amendments to IAS 7	Disclosure Initiative[6]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[6]

[1]	Effective for annual periods beginning on or after 1 January 2018, except for the 2009 version of IFRS/HKFRS 9, which the Group adopted in advance
[2]	Effective for first annual IFRS/HKFRS financial statements beginning on or after 1 January 2016
[3]	Effective for annual periods beginning on or after 1 January 2016
[4]	Effective date is to be decided
[5]	Effective for annual periods beginning on or after 1 January 2019
[6]	Effective for annual periods beginning on or after 1 January 2017
[7]	Effective for annual periods beginning on or after 1 January 2018

CNOOC LIMITED Annual Report 2015  82

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2015.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at subsequent reporting dates in accordance with IFRS/HKFRS 9 (2009) or IAS/HKAS 39, with the corresponding gain or loss being recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

CNOOC LIMITED Annual Report 2015  83

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill (continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates

Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

Joint arrangements

Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint arrangements (continued)

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of joint ventures is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios is different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets other than goodwill (continued)

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others

Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortised over the estimated useful life of the seismic data.

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs

All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Financial assets

Classification and subsequent measurement prior to 1 January 2015

Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and bank balances, trade and other receivables, equity and debt investments, and derivative financial instruments.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Classification and subsequent measurement prior to 1 January 2015 (continued)

The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss and financial assets classified as held-for-trading. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition” below.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for a long period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss, or until the investment is determined to be impaired, at which time the cumulative loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss in accordance with the policies set out for “Revenue recognition” below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Classification and subsequent measurement on and after 1 January 2015

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

(a)	Financial assets at amortised cost

Debt instruments and hybrid contracts that meet the following conditions are subsequently measured at amortised cost less impairment loss:

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest income for debt instruments measured subsequently at amortised cost is recognised in profit or loss in accordance with the policies set out for “Revenue Recognition” below.

(b)	Financial assets at FVTPL

Investments in equity instruments are classified as at FVTPL, unless the Group designates such investment that is not held for trading as at FVTOCI on initial recognition.

A financial asset is held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative that is not designated and effective as a hedging instrument.

Debt instruments that do not meet the amortised cost criteria (see (a) above) are measured at FVTPL. In addition, debt instruments that meet the amortised cost criteria but are designated as at FVTPL are measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases. The Group has not designated any debt instrument as at FVTPL on initial application of IFRS/HKFRS 9 (2009) and during the year.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognised in profit or loss.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Classification and subsequent measurement on and after 1 January 2015 (continued)

(c)	Financial assets at FVTOCI

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the other reserves. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the investments.

The Group has designated certain investments in equity instruments (publicly traded or non-publicly traded) that are not held for trading as at FVTOCI on initial application of IFRS/HKFRS 9 (2009).

Dividends on these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established in accordance with HKAS/IAS 18 Revenue, unless the dividends clearly represent a recovery of part of the cost of the investment.

Fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 34.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset, other than those at FVTPL and FVTOCI, or a group of financial assets may be impaired.

(a)	Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost

Prior to 1 January 2015, if there is objective evidence that an impairment loss has incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets

Prior to 1 January 2015, if an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

Prior to 1 January 2015, equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

(i)	The contractual rights to receive cash flows from the asset have expired; or

(ii)	the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “Finance costs” in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies

Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in profit or loss.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)

(b)	Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or expense.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at 31 December 2015, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

(c)	Other income

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and gains from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(d)	Dividend income

Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income

Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of profit or loss and other comprehensive income on a net basis.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 28.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended 31 December 2015 and 2014.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies

These consolidated financial statements are presented in Renminbi (“RMB”). Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas properties

The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgements, estimates and assumptions (continued)

(c)	Impairment indicators

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs of disposal. These calculations require the use of estimates and assumptions. It is reasonably possible that any unfavorable oil price assumption will impact the estimated life of the field and then require a material adjustment to the carrying value of tangible and intangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2015 and 2014.

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4.	SEGMENT INFORMATION (continued)

(a)	Segment results (continued)

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
External revenue	137,243	208,361	33,777	65,643	417	630	—	—	171,437	274,634
Intersegment revenue*	12,339	15,380	(12,339)	(15,380)	85	242	(85)	(242)	—	—
Total revenue	149,582	223,741	21,438	50,263	502	872	(85)	(242)	171,437	274,634
Segment profit for the year	15,695	54,846	879	983	6,048	4,620	(2,376)	(250)	20,246	60,199
Amounts included in the measure of segment profit or loss Operating expenses	(28,372)	(31,180)	—	—	—	—	—	—	(28,372)	(31,180)
Taxes other than income tax	(10,748)	(11,802)	7	—	(29)	(40)	—	—	(10,770)	(11,842)
Exploration expenses	(9,973)	(11,680)	—	—	—	—	73	155	(9,900)	(11,525)
Depreciation, depletion and amortisation	(72,665)	(57,407)	(324)	(417)	(509)	(484)	59	22	(73,439)	(58,286)
Impairment and provision	(2,690)	(4,147)	(56)	27	—	—	—	—	(2,746)	(4,120)
Selling and administrative expenses	(3,644)	(3,651)	(340)	(862)	(1,733)	(2,166)	12	66	(5,705)	(6,613)
Interest income	147	125	—	1	1,028	1,801	(302)	(854)	873	1,073
Finance costs	(3,407)	(2,813)	(1)	(3)	(3,369)	(2,997)	659	1,039	(6,118)	(4,774)
Share of (losses)/profits of associates and a joint venture	(117)	12	—	—	2,020	994	—	—	1,903	1,006
Income tax credit/(expense)	44	(24,903)	(8)	(114)	3,080	2,703	—	—	3,116	(22,314)
Other segment information Investments in associates/ a joint venture	800	953	—	—	27,613	24,297	—	—	28,413	25,250
Others	532,765	524,702	3,336	8,671	344,037	368,648	(244,189)	(264,412)	635,949	637,609
Segment assets	533,565	525,655	3,336	8,671	371,650	392,945	(244,189)	(264,412)	664,362	662,859
Segment liabilities	(364,056)	(381,342)	(2,243)	(7,142)	(145,475)	(111,311)	233,453	216,546	(278,321)	(283,249)
Capital expenditure	66,122	106,593	11	16	386	794	—	—	66,519	107,403

*	Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 73% (2014: 65%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

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4.	SEGMENT INFORMATION (continued)

(b)	Geographical information (continued)

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2015 and 2014.

	PRC		Canada		Others		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014

Property, plant and equipment	193,359	206,144	105,383	101,644	155,399	155,434	454,141	463,222
Investments in associates/a joint venture	3,499	3,317	816	783	24,098	21,150	28,413	25,250
Other non-current assets	7,087	5,246	694	643	47	85	7,828	5,974

(c)	Information about major customers

The current year’s revenue of approximately RMB14,692 million (2014: RMB25,055 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group refer to Note 30 (iii).

5.	OIL AND GAS SALES

	2015	2014

Gross sales	150,618	227,544
Less: Royalties	(2,646)	(6,433)
PRC government’s share of oil	(1,375)	(2,901)

Oil and gas sales	146,597	218,210

6.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$55 with effect from 1 November 2011 and to further increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

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7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	2015	2014
Crediting:
Interest income from bank deposits	(873)	(1,073)
Investment income:
– Net gain from available-for-sale financial assets	—	(2,684)
– Fair value changes on other financial assets	(2,398)	—
	(2,398)	(2,684)
Insurance compensation on disposal of property, plant and equipment	(560)	(334)
Charging:
Auditors’ remuneration
– Audit fee	45	47
– Other fees	12	18
	57	65
Employee wages, salaries, allowances and social security costs	6,924	8,751
Depreciation, depletion and amortisation:
– Property, plant and equipment	72,293	57,212
– Intangible assets	1,306	1,398
– Less: Net amount capitalised	(160)	(324)
	73,439	58,286
Operating lease rentals:
– Office properties	438	508
– Plant and equipment	2,448	1,741
	2,886	2,249
Repairs and maintenance	5,034	6,342
Research and development costs	1,629	1,821
Loss/(gain) on disposal of property, plant and equipment	718	(1,158)

8.	FINANCE COSTS

	2015	2014
Interest on bank loans	291	415
Interest on other loans	4,701	3,813
Other borrowing costs	76	1
Total borrowing costs	5,068	4,229
Less: Amount capitalised in property, plant and equipment (note 14)	(1,385)	(1,842)
	3,683	2,387
Other finance costs:
Unwinding of discount on provision for dismantlement (note 27)	2,435	2,387
	6,118	4,774

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.735% to 7.875% (2014: from 0.64775% to 7.875%) per annum during the year ended at 31 December 2015.

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9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2015
Executive directors:
Li Fanrong	—	170	470	117	757
Wu Guangqi	—	170	470	117	757
Subtotal	—	340	940	234	1,514
Non-executive directors:
Wang Yilin(2)	—	—	—	—	—
Yang Hua(2)	—	—	—	—	—
Lv Bo(3)	—	—	—	—	—
Wang Jiaxiang(3)(5)	—	—	—	—	—
Subtotal	—	—	—	—	—
Independent non-executive
directors:
Chiu Sung Hong	899	—	—	—	899
Lawrence J. Lau	763	—	—	—	763
Tse Hau Yin, Aloysius	899	—	—	—	899
Kevin G. Lynch(6)	763	—	—	—	763
Subtotal	3,324	—	—	—	3,324
Total	3,324	340	940	234	4,838

2014
Executive directors:
Li Fanrong	753	—	—	78	831
Wu Guangqi	753	—	—	70	823
Subtotal	1,506	—	—	148	1,654
Non-executive directors:
Wang Yilin(2)	840	—	—	—	840
Yang Hua(2)	753	—	—	—	753
Lv Bo(3)	753	—	—	—	753
Zhang Jianwei(3) (4)	690	—	—	—	690
Wang Jiaxiang(3)(5)	753	—	—	—	753
Subtotal	3,789	—	—	—	3,789
Independent non-executive
directors:
Chiu Sung Hong	887	—	—	—	887
Lawrence J. Lau	753	—	—	—	753
Tse Hau Yin, Aloysius	887	—	—	—	887
Wang Tao(6)	125	—	—	—	125
Kevin G. Lynch(6)	628	—	—	—	628
Subtotal	3,280	—	—	—	3,280
Total	8,575	—	—	148	8,723

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9.	KEY MANAGEMENT PERSONNEL’S REMUNERATION (continued)

(i)	Directors’ remuneration (continued)

Notes:

(1)	Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2014.

(2)	On 19 May 2015, Mr. Yang Hua was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company and has no longer served as Vice-chairman of the Board. Mr. Wang Yilin resigned as Chairman of the Board, Chairman of the Nomination Committee and non-executive director of the Company.

(3)	On 1 January 2014, each of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang was appointed as a non-executive director of the Company.

(4)	On 17 November 2014, Mr. Zhang Jianwei resigned as a non-executive director of the Company.

(5)	On 23 September 2015, Mr. Wang Jiaxiang retired as a non-executive director of the Company.

(6)	On 1 March 2014, Mr. Kevin G. Lynch was appointed as an independent non-executive director of the Company and Mr. Wang Tao retired as an independent non-executive director of the Company.

The Company has adopted the share option schemes for the grant of options to the Company’s directors. The fair value of share options for the directors measured according to the Group’s accounting policy as set out in note 3. No Directors exercised any share option in 2015 or 2014. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2015 or 2014. Further details of share option scheme and valuation techniques are set out in note 28.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2015, the executive directors’ remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors’ remuneration shown above were for their services as directors of the Company.

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2015	2014

Short term employee benefits	8	8
Pension scheme contributions	1	1

Amount paid/payable during the year	9	9
Share options*	—	—

	9	9

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2015	2014

Nil to RMB2,000,000	10	10

	10	10

*	This item represents the fair value of share options measured according to the Group’s accounting policy as set out in note 3. No other key management personnel exercised any share option in 2015 or 2014.

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10.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2014: none) of the Directors, details of whose remuneration are disclosed in note 9(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2014: five) highest paid employees, who are not the Directors, for the year are as follows:

	2015	2014
Fees (1)	—	—
Basic salaries, allowances, and benefits in kind (1)	22	18
Performance-related bonuses	17	16
Pension scheme contributions	1	1
Amount paid/payable during the year	40	35
	40	35

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2014: five) highest paid employees, who are not the directors, falls within the following bands:

	Number of employees
	2015	2014
Nil to RMB5,500,000	—	—
RMB5,500,001 to RMB6,000,000	—	1
RMB6,000,001 to RMB6,500,000	—	1
RMB7,000,001 to RMB7,500,000	3	1
RMB7,500,001 to RMB8,000,000	—	1
RMB8,500,001 to RMB9,000,000	—	1
RMB9,000,001 to RMB9,500,000	2	—
	5	5

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11.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2014: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China Limited, is subject to corporate income tax at the rate of 15% for the three years ending 31 December 2017, after being assessed as a high new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56% (2014: 10% to 62%). On 26 March 2015, the U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% with effect from 1 January 2015.

As of 31 December 2015, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax (credit)/expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2015	2014
Current tax
Provision for PRC enterprise income tax
on the estimated taxable profits for the year	9,990	16,609
Provision for overseas enterprise income tax
on the estimated taxable profits for the year	3,501	14,083
Deferred tax
Temporary differences in the current year	(12,585)	(8,378)
Effect of changes in tax rates	(4,022)	—
Income tax (credit)/expense for the year	(3,116)	22,314

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2015	2014
	%	%
PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	(5.8)	7.1
Effect of changes in tax rates	(23.5)	—
Tax credit from the government	(11.5)	(2.2)
Tax reported in equity-accounted entities	(0.4)	(0.1)
Tax losses previously not recognised	(1.9)	(3.3)
Others	(0.1)	0.5
Group’s effective income tax rate	(18.2)	27.0

CNOOC LIMITED Annual Report 2015  104

11.	TAX (continued)

(i)	Income tax (continued)

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2015	2014
At 1 January	14,312	22,633
Credit to the profit or loss	(12,585)	(8,378)
Changes in tax rates	(4,022)	—
Charge to equity	141	(92)
Exchange differences	206	149
At 31 December	(1,948)	14,312

Principal components of deferred tax balances are as follows:

	2015	2014
Deferred tax assets
Property, plant and equipment	476	—
Provision for dismantlement	9,891	8,302
Losses available for offsetting against future taxable profit	15,505	11,583
Fair value of long term borrowings	1,926	1,750
Others	746	822
	28,544	22,457
Deferred tax liabilities
Property, plant and equipment	(26,318)	(36,256)
Unrecognised gain for available-for-sale financial assets	—	(116)
Fair value changes on other financial assets	(226)	—
Others	(52)	(397)
	(26,596)	(36,769)
Net deferred tax assets/(liabilities)	1,948	(14,312)
Of which
– deferred tax assets	13,575	5,877
– deferred tax liabilities	(11,627)	(20,189)

As at 31 December 2015, the Group had approximately RMB57,325 million (2014: RMB45,484 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 9 to 20 years. The Uganda tax losses have no fixed expiry date.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

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11.	TAX (continued)

(i)	Income tax (continued)

As at 31 December 2015, the Group’s recognised tax losses amounted to RMB49,327 million (2014: RMB36,116 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB7,998 million (2014: RMB9,368 million). This includes RMB1,343 million(2014: RMB1,249 million) of unrecognised tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 5 to 20 years.

As at 31 December 2015, the Group’s unrecognised deferred tax assets related to unused tax credits amounted to RMB5,790 million (2014: RMB5,149 million). This includes RMB4,664 million (2014: RMB4,404million) of unrecognised deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2024 and 2034.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

i.	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

ii.	Resource taxes (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts. The resource tax rate has been changed from 5% to 6% since 1 December 2014;

iii.	Export tariffs at the rate of 5% on the export value of petroleum oil;

iv.	Business tax at rates of 3% to 5% or value-added tax at the rate of 3% to 17% on other income;

v.	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

vi.	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

vii.	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

CNOOC LIMITED Annual Report 2015  106

12.	DIVIDENDS

	2015	2014

Dividend per ordinary share:
2015 interim dividend – HK$0.25(2014: interim
dividend HK$0.25) per ordinary share	9,145	8,846
2014 final dividend – HK$0.32 (2013: final dividend
HK$0.32) per ordinary share	11,274	11,370
Final dividend proposed at HK$0.25 (2014: HK$0.32) per
ordinary share by the Board of Directors – not recognised as
a liability as at the end of the year	9,397	11,325

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

13.	EARNINGS PER SHARE

	2015	2014

Earnings
Profit for the year attributable to ordinary equity holders for the basic
and diluted earnings per share calculation	20,246	60,199

Number of shares
Weighted average number of ordinary shares
for the basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	37,363,069	87,318,520

Weighted average number of ordinary shares
for the purpose of diluted earnings per share	44,684,819,053	44,734,774,504

Earnings per share:
Basic (RMB Yuan)	0.45	1.35
Diluted (RMB Yuan)	0.45	1.35

CNOOC LIMITED Annual Report 2015  107

14.	PROPERTY, PLANT AND EQUIPMENT

		Vehicles
		and office
	Oil and gas	equipment
	properties	and others	Total
Cost:
At 1 January 2014	628,762	4,526	633,288
Additions	107,229	671	107,900
Disposals and write-offs	(4,289)	(28)	(4,317)
Exchange differences	930	6	936
At 31 December 2014	732,632	5,175	737,807
At 1 January 2015	732,632	5,175	737,807
Additions	52,811	247	53,058
Disposals and write-offs	(2,952)	(282)	(3,234)
Exchange differences	21,495	156	21,651
At 31 December 2015	803,986	5,296	809,282
Accumulated depreciation, depletion and amortisation and impairment:
At 1 January 2014	(213,425)	(761)	(214,186)
Depreciation charge for the year	(56,812)	(400)	(57,212)
Impairment	(4,114)	—	(4,114)
Disposals and write-offs	951	26	977
Exchange differences	(50)	—	(50)
At 31 December 2014	(273,450)	(1,135)	(274,585)
At 1 January 2015	(273,450)	(1,135)	(274,585)
Depreciation charge for the year	(71,933)	(360)	(72,293)
Impairment	(2,358)	—	(2,358)
Disposals and write-offs	358	217	575
Exchange differences	(6,441)	(39)	(6,480)
At 31 December 2015	(353,824)	(1,317)	(355,141)
Net book value:
At 31 December 2014	459,182	4,040	463,222
At 31 December 2015	450,162	3,979	454,141

CNOOC LIMITED Annual Report 2015  108

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

Included in the current year’s additions was an amount of approximately RMB1,385 million (2014: approximately RMB1,842 million) in respect of interest capitalised in property, plant and equipment (note 8). Included also in the depreciation charge for the year was an amount of approximately RMB 3,465 million (2014: approximately RMB3,873 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment and provision recognised during the year included the impairment loss of approximately RMB2,358 million (2014: RMB4,114 million) to reduce the carrying amount of certain oil and gas properties to the recoverable amount. This impairment loss was mainly related to fields in China, North America and South America and Africa which was primarily due to the decline in crude oil price in near-term. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level.

During the current year, the Group wrote off some shale oil and gas assets in North America and unproved properties in Canada. Approximately RMB1,400 million was included in the depreciation, depletion and amortisation charge of the year, and approximately RMB461 million was included in the disposal and write-offs which was classified as exploration expenses, respectively. The reason is that the leasehold contracts of these blocks were overdue, and the Group withdraw from these blocks by considering lower economy of the project and falling short of expectation of the exploration result.

15.	INTANGIBLE ASSETS

	Gas	Drilling rig	Marketing
	processing	contracts and	transportation
	rights under	seismic data	and storage	Software
	NWS Project	usage rights	contracts	and others	Goodwill	Total
Cost:
At 1 January 2014	1,118	1,957	1,556	1,737	12,962	19,330
Additions	—	—	—	832	—	832
Disposal	—	—	—	(6)	—	(6)
Exchange differences	4	7	6	—	47	64
At 31 December 2014	1,122	1,964	1,562	2,563	13,009	20,220
At 1 January 2015	1,122	1,964	1,562	2,563	13,009	20,220
Additions	—	—	—	368	—	368
Disposal	—	(467)	(125)	(137)	—	(729)
Exchange differences	69	99	90	67	796	1,121
At 31 December 2015	1,191	1,596	1,527	2,861	13,805	20,980
Accumulated amortisation:
At 1 January 2014	(473)	(544)	(439)	(874)	—	(2,330)
Amortisation charge for the year	(68)	(452)	(370)	(508)	—	(1,398)
Exchange differences	(1)	—	—	—	—	(1)
At 31 December 2014	(542)	(996)	(809)	(1,382)	—	(3,729)
At 1 January 2015	(542)	(996)	(809)	(1,382)	—	(3,729)
Amortisation charge for the year	(44)	(383)	(283)	(596)	—	(1,306)
Disposal	—	467	56	137	—	660
Exchange differences	(35)	(46)	(60)	(41)	—	(182)
At 31 December 2015	(621)	(958)	(1,096)	(1,882)	—	(4,557)
Net book value:
At 31 December 2014	580	968	753	1,181	13,009	16,491
At 31 December 2015	570	638	431	979	13,805	16,423

CNOOC LIMITED Annual Report 2015  109

15.	INTANGIBLE ASSETS (continued)

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

16.	INVESTMENTS IN SUBSIDIARIES

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC

China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding

CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea

CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding

CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC LIMITED Annual Report 2015  110

16.	INVESTMENTS IN SUBSIDIARIES (continued)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(1) (continued) :
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq

CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada

CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa

Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada

Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK

Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria

OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA

Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA

Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada

CNOOC PETROLEUM BRASIL LTDA (2)	Brazil	R$2,186,000,000	100%	Petroleum exploration, development and production in Brazil

CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance

CNOOC Finance (2015) U.S.A. LLC (3)	USA	N/A	100%	Bond Issuance

CNOOC Finance (2015) Australia Pty Ltd (3)	Australia	US$1	100%	Bond Issuance

CNOOC LIMITED Annual Report 2015  111

16.	INVESTMENTS IN SUBSIDIARIES (continued)

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$1,646,000,000 to R$2,186,000,000 on 11 February 2015.

(3)	CNOOC Finance (2015) U.S.A. LLC was incorporated on 23 March 2015 and CNOOC Finance (2015) Australia Pty Ltd was incorporated on 18 March 2015, for issuing guaranteed notes (note 26).

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

17.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

Name of associates	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Northern Cross (Yukon) Limited	Canada	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

To give details of other associate would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2015	2014

Share of net assets	4,324	4,100

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	2015	2014

Profit for the year	256	232
Other comprehensive income	74	92

Total comprehensive income	330	324

CNOOC LIMITED Annual Report 2015  112

18.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding

Summarised financial information of the joint venture is disclosed below:

	2015	2014

Cash and cash equivalents	4,542	4,151
Other current assets	5,615	4,932

Total current assets	10,157	9,083

Non-current assets, excluding goodwill	59,767	52,835
Goodwill	3,675	3,463

Total assets	73,599	65,381

Current financial liabilities
(excluding trade and other payables)	(3,214)	(1,290)
Other current liabilities	(3,906)	(4,697)

Total current liabilities	(7,120)	(5,987)

Non-current financial liabilities	(4,719)	(3,989)
Other non-current liabilities	(13,581)	(13,105)

Total non-current liabilities	(18,300)	(17,094)

Total liabilities	(25,420)	(23,081)

Net assets	48,179	42,300

Net assets, excluding goodwill	44,504	38,837

Revenue	31,231	32,265
Depreciation, depletion and amortisation	(3,535)	(2,822)
Interest income	288	324
Finance costs	(799)	(473)

Profit before tax	4,194	2,762
Income tax expense	(900)	(1,214)

Profit after tax	3,294	1,548

Total comprehensive income	3,294	1,548

CNOOC LIMITED Annual Report 2015  113

18.	INVESTMENT IN A JOINT VENTURE (continued)

Reconciliation of the summarised financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	2015	2014

Share of net assets of a joint venture, excluding goodwill	22,252	19,418
Goodwill on acquisition less cumulative impairment	1,837	1,732

Carrying amount of investment in a joint venture	24,089	21,150

Dividend of US$5 million (equivalent to RMB32 million) was received from the joint venture in 2015 and no dividend was received from the joint venture in 2014.

19.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS/AVAILABLE-FOR-SALE FINANCIAL ASSETS

(i)	Equity investments/available-for-sale financial assets

	2015	2014

Current:
Non-publicly traded investments
Private equity funds, at fair value	14	13
	14	13
Non-current:
Publicly traded investments
Equity investment in MEG, at fair value1)	1,077	2,958
Other equity investment classified at FVTPL, at fair value	65	134
	1,142	3,092
Non-publicly traded investments
Private equity fund in Kerogen Energy Fund, at fair value 2)	2,629	—
Private equity fund in Kerogen Energy Fund, at cost 2)	—	2,245
	3,771	5,337

Upon the application of IFRS/HKFRS 9 (2009) on 1 January 2015, the Group’s investments in certain equity securities that previously classified as available-for-sale investments under IAS/HKAS 39 are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI under IFRS/HKFRS 9 (2009) as the directors believe that this provides a more meaningful presentation than reflecting changes in fair value in profit or loss. Other equity investments are classified as FVTPL.

1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI (as disclosed in note 2). As at 31 December 2015, the investment in MEG was stated at the quoted market price.

2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI (as disclosed in note 2). The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at 1 January 2015 and 31 December 2015, as insufficient more recent information is available to measure its fair value.

CNOOC LIMITED Annual Report 2015  114

19.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS/AVAILABLE-FOR-SALE FINANCIAL ASSETS (continued)

(ii)	Other financial assets/available-for-sale financial asset

	2015	2014
Current:
Non-publicly traded investments, at fair value:
Corporate wealth management products 1)	64,002	48,564
Liquidity funds 2)	7,804	5,453
	71,806	54,017

Upon the application of IFRS/HKFRS 9 (2009) on 1 January 2015, the Group’s other financial assets that were previously classified as available-for-sale financial assets have been classified as financial assets at FVTPL.

1)	The corporate wealth management products will mature from 6 January 2016 to 14 December 2016 (2014: from 8 January 2015 to 17 June 2015).

2)	The liquidity funds have no fixed maturity date and no coupon rate.

The gains of the Group’s other financial assets recognised in the profit or loss for the year was RMB2,398 million (realised gains on available-for-sale financial assets for 2014, recognised in profit or loss: RMB2,684 million).

During the year, the fair value changes on the Group’s equity investments recognised directly in other comprehensive expense amounted to RMB1,573 million (net loss on available-for-sale financial assets for 2014, recognised in other comprehensive expense: RMB2,301 million).

None of the equity investments and other financial assets above is past due or impaired.

CNOOC LIMITED Annual Report 2015  115

20.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As at 31 December 2015, the balance of the specified dismantlement fund accounts was RMB6,570 million (31 December 2014: RMB3,981 million).

21.	INVENTORIES AND SUPPLIES

	2015	2014
Materials and supplies	8,147	8,291
Oil in tanks	1,285	2,487
Less: Provision for inventory obsolescence	(169)	(170)
	9,263	10,608

22.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2015 and 2014, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

23.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s bank deposits were 2.61% per annum (2014: 2.96% per annum), for the year ended 31 December 2015.

24.	TRADE AND ACCRUED PAYABLES

As at 31 December 2015 and 2014, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

CNOOC LIMITED Annual Report 2015  116

25.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2015	2014
Accrued payroll and welfare payable	1,813	1,805
Provision for retirement benefits	837	614
Accrued expenses	273	164
Advances from customers	1,188	67
Royalties payable	233	424
Special oil gain levy payable	—	2,150
Provision for dismantlement (note 27)	560	456
Other payables	8,630	5,819
	13,534	11,499

26.	LOANS AND BORROWINGS

Current
	Effective interest rate and final maturity	Loans	2015 Notes	Total	Loans	2014 Notes	Total
Short-term loans and borrowings
General loans***	LIBOR+0.42% to 0.6% per annum with Maturity within one year****	28,532	–	28,532	30,250	–	30,250
		28,532	–	28,532	30,250	–	30,250
Loans and borrowings due within one year
For Tangguh LNG Project **	LIBOR+0.23% to 0.38% per annum with maturity within one year	187	–	187	160	–	160
Notes*		–	4,866	4,866	–	770	770
		187	4,866	5,053	160	770	930
		28,719	4,866	33,585	30,410	770	31,180
Non-current
	Effective interest rate and final maturity	Bank loan	2015 Notes	Total	Bank loan	2014 Notes	Total
For Tangguh LNG Project **	LIBOR+0.23% to 0.38% per annum with maturity through to 2021	911	–	911	1,035	–	1,035
Notes*		–	130,149	130,149	–	104,348	104,348
		911	130,149	131,060	1,035	104,348	105,383

CNOOC LIMITED Annual Report 2015  117

26.	LOANS AND BORROWINGS (continued)

*	The detail of notes are as follows:

			Outstanding Principal Amount
			31 December	31 December
Issued by	Maturity	Coupon Rate	2015	2014
			USD million	USD million
CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2016	1.125%	750	750
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2017	1.625%	1,250	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Matured in 2015	5.2%	–	126
Nexen	Due in 2017	5.65%	62	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	–
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	–
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	–

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million.

***	As at 31 December 2015, US$3,700 million bank loans (2014: US$3,750 million) were guaranteed by the Company.

****	As at 31 December 2015, US$694 million shareholder loans (2014: US$694 million) of the Group were included in General loans. For details please refer to Note 30(v).

CNOOC LIMITED Annual Report 2015  118

26.	LOANS AND BORROWINGS (continued)

The maturities of the long term bank loans are as follows:

	2015	2014
Repayable:
Within one year	187	160
After one year but within two years	201	177
After two years but within three years	211	190
After three years but within four years	211	198
After four years but within five years	211	198
After five years	77	272
	1,098	1,195
Amount due within one year shown under current liabilities	(187)	(160)
	911	1,035

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during	during the	during the
31 December	at year end	at year end	the year	year (1)	year (2)

2015	1,098	0.85%	1,195	1,147	0.72%
2014	1,195	0.58%	2,255	1,725	0.58%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

CNOOC LIMITED Annual Report 2015  119

27.	PROVISION FOR DISMANTLEMENT

	2015	2014
At 1 January	52,889	42,351
New projects (1)	5,874	5,180
Revision (1)	(11,018)	6,287
Utilisation	(274)	(911)
Deletions	6	(1,905)
Unwinding of discount (2) (note 8)	2,435	2,387
Exchange differences	151	(500)
At 31 December	50,063	52,889
Current portion of dismantlement included in other payables
and accrued liabilities (note 25)	(560)	(456)
At 31 December	49,503	52,433

(1)	The amounts are included in the additions of oil and gas properties in note 14.

(2)	The discount rates used for calculating the provision for dismantlement are within the range of 4% to 5% (2014: 4% to 5%).

28.	SHARE CAPITAL

		Issued share
		capital equivalent
	Number of shares	of RMB million
Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2014	44,647,455,984	949
Transfer from share premium and capital redemption
reserve upon abolition of par value*	–	42,132
As at 31 December 2014	44,647,455,984	43,081
As at 31 December 2015	44,647,455,984	43,081

*	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

CNOOC LIMITED Annual Report 2015  120

28.	SHARE CAPITAL (continued)

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (as defined below); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2002 Share Option Scheme

In June 2002, the Company adopted a share option scheme (the “2002 Share Option Scheme”) for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the quotation sheets of the Stock Exchange of Hong Kong Limited (the “HKSE”) for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the quotation sheet of the HKSE on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme. The exercise periods for all options under the 2002 Share Option Scheme have lapsed.

CNOOC LIMITED Annual Report 2015  121

28.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2014: nil) and the Group recognised an equity-settled share option expense of nil (2014: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

		2015		2014
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	share options	HK$	share options	HK$
Outstanding at the beginning of the year	311,184,000	10.17	383,178,934	9.75
Granted during the year	–	–	–	–
Forfeited during the year	(20,522,000)	11.43	(51,445,000)	9.85
Expired during the year	(28,070,000)	5.62	(20,549,934)	3.15
Exercised during the year	–	–	–	–
Outstanding at end of year	262,592,000	10.56	311,184,000	10.17
Exercisable at the end of the year	262,592,000	10.56	311,184,000	10.17

No share options had been cancelled or modified during the years ended 31 December 2015 or 2014.

At the date of approval of these consolidated financial statements, the share options outstanding under these share option schemes represented approximately 0.59% of the Company’s shares in issue as at that date (2014: 0.70%). The weighted average remaining contractual life of share options outstanding at the end of the year was 2.74 years (2014: 3.50 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 262,592,000 additional ordinary shares of the Company and additional share capital of RMB 2,323,404,158.

CNOOC LIMITED Annual Report 2015  122

29.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2015, the general reserve fund amounted to RMB10,000 million (2014: RMB10,000 million), representing 50% (2014: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2015, the Group’s safety fund reserve under the PRC regulations amounted to nil (2014: nil).

30.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions are defined in Chapter 14A of Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 6 November 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 1 November 2010. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The approved continuing connected transactions are as follows:

CNOOC LIMITED Annual Report 2015  123

30.	RELATED PARTY TRANSACTIONS (continued)

Comprehensive framework agreement with CNOOC in respect of a range of products and services (continued)

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by CNOOC Group to the Group and paragraph (2) above provided by the Group to CNOOC Group, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)	when neither (i) nor (ii) is applicable, the costs of the CNOOC Group or the Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

CNOOC LIMITED Annual Report 2015  124

30.	RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	2015	2014
Provision of exploration and support services	7,457	11,050
– Inclusive of amounts capitalised under property, plant and equipment	4,158	6,501
Provision of oil and gas development and support services	22,733	41,299
Provision of oil and gas production and support services (note a)	8,384	8,688
Provision of marketing, management and ancillary services (note b)	954	915
FPSO vessel leases (note c)	1,770	1,257
	41,298	63,209

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended 31 December 2015 or 2014.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2015	2014
Sales of petroleum and natural gas products (other than long term sales
of natural gas and liquefied natural gas) (note d)	105,401	157,290
Long term sales of natural gas and liquefied natural gas (note e)	10,557	7,981
	115,958	165,271

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	2015	2014
Interest income from deposits in CNOOC Finance	629	474

(b)	Deposits balances made by the Group

	2015	2014
Deposits in CNOOC Finance	21,707	19,462

CNOOC LIMITED Annual Report 2015  125

30.	RELATED PARTY TRANSACTIONS (continued)

(v)	Balances with the CNOOC Group

	2015	2014

Amount due to CNOOC
– included in other payables and accrued liabilities	144	240
Amount due to other related parties
– included in trade and accrued payables	19,313	21,164

	19,457	21,404

Borrowings from CNOOC (note g)	4,504	4,244

Amounts due from other related parties
– included in trade receivables	8,656	10,098
– included in other current assets	517	459

	9,173	10,557

(vi)	Balance with a joint venture

	2015	2014
Amount due from a joint venture
– included in other current assets	126	91
	126	91

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 35. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 31 December 2015, as summarised below:

	2015	2014
Cash and cash equivalents	5,416	6,067
Time deposits with maturity over three months	–	4,214
Specified dismantlement fund accounts (note 20)	6,570	3,981
	11,986	14,262

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

CNOOC LIMITED Annual Report 2015  126

30.	RELATED PARTY TRANSACTIONS (continued)

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 9.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	2015	2014
Accumulated investment	1,263	896

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 27 November 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2014 to 31 December 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2015 was RMB22,000 million (2014: RMB22,000 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 31 December 2015, the withdrawal amount of the loan was US$130 million(31 December 2014: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 31 December 2015, the withdrawal amount of the loan was US$564 million (31 December 2014: US$564 million).

CNOOC LIMITED Annual Report 2015  127

31.	RETIREMENT BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB613 million (2014: RMB845 million).

32.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2015	2014
Profit before tax	17,130	82,513
Adjustments for:
Interest income	(873)	(1,073)
Finance costs	6,118	4,774
Exchange losses/(gains), net	143	(1,049)
Share of profits of associates	(256)	(232)
Share of profit of a joint venture	(1,647)	(774)
Investment income	(2,398)	(2,684)
Impairment and provision	2,746	4,120
Depreciation, depletion and amortisation	73,439	58,286
Loss/(gain) on disposal and write-off of property, plant and equipment	2,115	(789)
Others	70	46
Subtotal	96,587	143,138
Decrease in trade receivables and other current assets	7,932	7,471
Decrease/(increase) in inventories and supplies	1,427	(1,540)
Decrease in trade and accrued payables and other current liabilities	(9,851)	(6,387)
Cash generated from operations	96,095	142,682

CNOOC LIMITED Annual Report 2015  128

33.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 31 December 2015, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2015	2014
Contracted, but not provided for (1)	51,296	39,630
Authorised, but not contracted for	91,112	115,269

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB2,688 million (2014: RMB5,870 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2015	2014
Contracted, but not provided for	605	1,612
Authorised, but not contracted for	1,321	–

As at 31 December 2015, the Group had unutilised banking facilities amounting to approximately RMB60,912 million (2014: RMB63,623 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 5 months to 20 years.

As at 31 December 2015, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2015	2014
Commitments due:
No later than one year	1,019	1,758
Later than one year and not later than two years	650	888
Later than two years and not later than five years	1,337	2,048
Later than five years	1,717	1,888
	4,723	6,582

CNOOC LIMITED Annual Report 2015  129

33.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

a.	Office properties (continued)

The above table includes minimum lease payments of approximately RMB273 million (2014: RMB405 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	2015	2014
Commitments due:
No later than one year	27	31
Later than one year and not later than two years	18	25
Later than two years and not later than five years	24	33
Later than five years	34	34
	103	123

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 31 December 2015, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2015	2014
Commitments due:
No later than one year	1,519	1,687
Later than one year and not later than two years	1,179	774
Later than two years and not later than five years	1,497	1,863
Later than five years	3,966	4,458
	8,161	8,782

The above table includes a commitment of approximately RMB4,075 million (2014: RMB4,311 million) to the CNOOC Group.

CNOOC LIMITED Annual Report 2015  130

33.	COMMITMENTS AND CONTINGENCIES

(iii)	Contingencies

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China Limited (together, the “Defendants”).The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(c)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The estimated size of the leak was 5,000 m3 over an area of approximately 21,900 m2 mostly within a compacted pipeline corridor. There were no injuries as a result of this incident. The affected wells were suspended, and Nexen’s emergency response plan was activated. The Company places great emphasis on operation safety and has taken measures to minimise the spill’s impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies in its conduct of clean-up and remediation work at the spill site. Nexen is cooperating with the investigation of regulatory agencies.

The majority of leaked bitumen in the spill area has been safely removed. Further remediation and clean-up work is underway and will be carried out in compliance with applicable regulatory requirements. The total financial impact of this incident on the Group is still uncertain, and the Company has not made a complete provision for the incident in the consolidated financial statements.

On 15 January 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. Nexen informed the relevant regulatory authorities immediately and has been cooperating with the authorities investigating the incident. Reasonable estimates for the financial effect cannot be determined at this stage.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

CNOOC LIMITED Annual Report 2015  131

33.	COMMITMENTS AND CONTINGENCIES (continued)

(iii)	Contingencies (continued)

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

34.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. The total gains or losses in profit or loss for the year attributable to the realised and unrealised gains or losses relating to total derivative financial assets and liabilities that are included in “marketing revenues” is RMB 114 million (2014: RMB1,030 million).

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as insufficient more recent information is available to measure their fair values as at 31 December 2015.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 31 December 2015 and 2014.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB133,629 million as at 31 December 2015 (2014: RMB108,106 million), which was determined by reference to the market price as at 31 December 2015.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

CNOOC LIMITED Annual Report 2015  132

34.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

As at 31 December 2015 and 31 December 2014, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December
	2015	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets – current
Corporate wealth management products	64,002	–	64,002	–
Liquidity funds	7,804	7,804	–	–
Derivative financial assets – current	7	–	7	–
Equity investments
Non-publicly traded investments – current	14	–	14	–
Publicly traded investments – non current	1,142	1,142	–	–
	72,969	8,946	64,023	–

Liabilities measured at fair value
Derivative financial liabilities – current	–	–	–	–

	31 December
	2014	Level 1	Level 2	Level 3
Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds	13	–	13	–
Corporate wealth management products	48,564	–	48,564	–
Liquidity funds	5,453	5,453	–	–
Derivative financial assets – current	303	96	47	160
	54,333	5,549	48,624	160

Available-for-sale financial assets – non current
Equity investment	3,092	3,092	–	–
	3,092	3,092	–	–
Liabilities measured at fair value
Derivative financial liabilities – current	(316)	(264)	(23)	(29)

CNOOC LIMITED Annual Report 2015  133

34.	FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended 31 December 2015 and 2014 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

	2015	2014
Fair value, beginning of year	131	115
Realised gains	156	541
Unrealised gains	6	132
Settlements	(296)	(657)
Exchange difference	3	–
Fair value, end of year	–	131

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2.

35.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group’s oil and gas sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2015	2014
China Petroleum & Chemical Corporation*	14,692	25,055
Royal Dutch Shell plc	6,917	16,724
PetroChina Company Limited*	5,502	14,048
Phillips 66 Co.	4,554	15,057
ExxonMobil Corporation	4,548	14,429

*	These transactions are with other state-owned enterprises.

CNOOC LIMITED Annual Report 2015  134

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, equity investments and other financial assets/available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, liquidity funds investments and corporate wealth management products, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and collateral may be required from customers. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At 31 December 2015, the Group has certain concentrations of credit risk as 7% (2014: 11%) and 10% (2014: 15%) of the Group’s trade receivables were due from the Group’s largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group’s sale revenue, profit, assets value and cashflow. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group’s profitability. In North America, the majority of the Group’s oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

CNOOC LIMITED Annual Report 2015  135

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2015 to 31 December 2015 (the last working day in 2015), Renminbi has depreciated by approximately 5.77% against the US dollars. At 31 December 2015, approximately 89% (2014: 79%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also have exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2015 and 2014. Based on management’s assessment, a 5% change in the foreign exchange rate of the US dollars at 31 December 2015 would have impacted the profit for the year of the Group by 0.09% (2014: 0.06%) and the equity of the Group by 0.12% (2014: 0.50%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2014.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The depreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may increase due to the appreciation of the US dollars against Renminbi. On the other hand, the appreciation of the US dollars against Renminbi will also increase the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2015, the interest rates for 84.2% of the Group’s debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group’s long term debts are fixed rate. The weighted average term of the Group’s debt balance outstanding was approximately 9.02 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, readily realisable equity investments and other financial assets/available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

CNOOC LIMITED Annual Report 2015  136

36.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(vi)	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2015 and 2014.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2015	2014
Interest-bearing debts	164,645	136,563
Equity attributable to owners of the parent	386,041	379,610
Total capital	550,686	516,173
Gearing ratio	29.9%	26.5%

37.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

38.	SUBSEQUENT EVENTS

Except for the matter mentioned in Note 33 (c), the Group has no other significant subsequent events needed to be disclosed in the consolidated financial statements.

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39.	STATEMENT OF FINANCIAL POSTION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2015	2014
NON-CURRENT ASSETS
Property, plant and equipment	–	–
Investments in subsidiaries	117,700	110,837
Total non-current assets	117,700	110,837
CURRENT ASSETS
Other current assets	49	30
Amounts due from subsidiaries	10,304	8,861
Loans to a subsidiary	3,659	3,446
Available-for-sale financial assets	–	13
Equity investments	14	–
Cash and cash equivalents	154	1,607
Total current assets	14,180	13,957
CURRENT LIABILITIES
Loans and borrowings	8,336	6,508
Other payables and accrued liabilities	118	79
Amounts due to subsidiaries	10,675	8,485
Total current liabilities	19,129	15,072
NET CURRENT LIABILITIES	(4,949)	(1,115)
NET ASSETS	112,751	109,722
EQUITY
Equity attributable to owners of the parent
Issued capital	43,081	43,081
Reserves	69,670	66,641
TOTAL EQUITY	112,751	109,722

LI Fanrong	WU Guangqi
Director	Director

CNOOC LIMITED Annual Report 2015  138

39.	STATEMENT OF FINANCIAL POSTION OF THE COMPANY (continued)

A summary of the Company’s reserves is as follows:

	Share premium account and capital redemption reserve	Cumulative translation reserve	Other reserves	Retained earnings	Total
At 1 January 2014	42,132	(21,243)	5,558	69,888	96,335
Profit for the year	–	–	–	32,340	32,340
Other comprehensive income	–	284	–	–	284
Total comprehensive income	–	284	–	32,340	32,624
Transfer upon abolition of par value under
the Hong Kong Companies Ordinance**	(42,132)	–	–	–	(42,132)
2013 final dividend	–	–	–	(11,340)	(11,340)
2014 interim dividend	–	–	–	(8,846)	(8,846)

At 31 December 2014	–	(20,959)	5,558	82,042 *	66,641

At 1 January 2015	–	(20,959)	5,558	82,042	66,641
Profit for the year	–	–	–	16,755	16,755
Other comprehensive income	–	6,703	–	–	6,703
Total comprehensive income	–	6,703	–	16,755	23,458
2014 final dividend	–	–	–	(11,267)	(11,267)
2015 interim dividend	–	–	–	(9,162)	(9,162)
At 31 December 2015	–	(14,256)	5,558	78,368 *	69,670

*	As at 31 December 2015, the distributable retained earnings of the Company amounted to approximately RMB78,368 million (2014: RMB82,042 million).

**	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

40.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 24 March 2016.

CNOOC LIMITED Annual Report 2015  139

Supplementary Information on Oil and

Gas Producing Activities (Unaudited)

31 December 2015

(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2015, 2014 and 2013, approximately 62%, 52% and 52%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee, or RMC, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMC follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society, such as China Petroleum Society (CPS), and are required to take the professional trainings and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 30 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

CNOOC LIMITED Annual Report 2015  140

(a)	Reserve quantity information (continued)

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*				North America (excluding Canada)*				South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2012	1,666	4,460	65	800	17	409	136	–	–	–	–	–	148	336	137	13	–	–	–	–	2,032	6,005	137	13
Purchase/(Disposal) of reserves	–	–	1	–	–	–	27	–	–	65	579	–	12	54	–	–	2	–	173	53	215	171	579	–
Discoveries and extensions	226	376	–	74	–	–	1	–	–	45	7	34	31	25	–	–	–	–	1	–	258	520	7	34
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(223)	(232)	(11)	(51)	(2)	(36)	(28)	–	–	(39)	(15)	–	(16)	(40)	–	–	–	–	(30)	(10)	(310)	(408)	(15)	–
Revisions of prior estimates	24	(128)	29	66	1	13	19	–	–	124	165	–	–	(25)	(137)	(13)	–	–	22	(15)	95	35	28	(13)
31 December 2013	1,693	4,476	84	889	16	386	155	–	–	195	736	34	175	350	–	–	2	–	166	28	2,290	6,323	736	34
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	(38)	–	–	(5)	(17)	–	–	–	–	–	–	(5)	(56)	–	–
Discoveries and extensions	201	752	–	11	–	6	2	–	–	93	92	–	70	120	–	–	–	–	–	–	274	982	92	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(229)	(235)	(14)	(56)	(2)	(41)	(28)	–	–	(43)	(16)	(2)	(18)	(41)	–	–	–	–	(32)	(19)	(323)	(434)	(16)	(2)
Revisions of prior estimates	26	(236)	(23)	17	2	104	13	–	–	27	(62)	(1)	(12)	(8)	–	–	–	–	15	11	22	(85)	(62)	(1)
31 December 2014	1,692	4,757	47	861	17	456	143	–	–	233	750	31	209	404	–	–	2	–	149	20	2,258	6,731	750	31
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	267	1,491	–	10	–	–	3	–	–	–	8	–	99	75	–	–	–	–	–	–	369	1,576	8	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(278)	(267)	(17)	(51)	(1)	(34)	(31)	–	–	(25)	(15)	(2)	(20)	(49)	–	–	–	–	(38)	(17)	(384)	(443)	(15)	(2)
Revisions of prior estimates	(250)	(626)	29	26	(1)	(32)	52	–	–	(89)	73	(30)	(49)	(154)	–	–	–	–	(9)	5	(228)	(870)	73	(30)
31 December 2015	1,431	5,355	60	846	15	389	167	–	–	119	815	–	239	275	–	–	2	–	102	9	2,015	6,993	815	–
Enterprise’s share of equity method investees:
31 December 2012	1	5	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	509	–	–	201	514	–	–
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(45)	–	–	(8)	(48)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	7	53	–	–	7	54	–	–
31 December 2013	1	4	–	–	–	–	–	–	–	–	–	–	–	–	–	–	199	516	–	–	199	520	–	–
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	9	–	–	3	9	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	4	4	–	–	4	4	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(49)	–	–	(9)	(51)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	54	–	–	3	56	–	–
31 December 2014	1	3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	534	–	–	200	537	–	–
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	67	–	–	3	67	–	–
Improved Recovery	–	5	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	2	–	–	1	7	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(9)	(53)	–	–	(9)	(55)	–	–
Revisions of prior estimates	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	5	21	–	–	5	21	–	–

31 December 2015	1	6	–	–	–	–	–	–	–	–	–	–	–	–	–	–	199	570	–	–	200	577	–	–
Total consolidated and equity Interests in reserves
31 December 2013	1,693	4,480	84	889	16	386	155	–	–	195	736	34	175	350	–	–	200	516	166	28	2,490	6,843	736	34
31 December 2014	1,692	4,760	47	861	17	456	143	–	–	233	750	31	209	404	–	–	201	534	149	20	2,459	7,268	750	31
31 December 2015	1,431	5,361	60	846	15	389	167	–	–	119	815	–	239	275	–	–	201	570	102	9	2,215	7,570	815	–

*	As the Group’s proved reserves in Canada were over 15% of the Group’s total proved reserves since the end of 2013, the Group’s proved reserves and related information in Canada are disclosed separately from year 2013 and after. For year 2012 and prior years, Canada were included in North America if applicable and disclosed on a combined basis.

CNOOC LIMITED Annual Report 2015  141

(a)	Reserve quantity information (continued)

Proved developed reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2013	700	1,337	24	415	8	183	59	–	–	195	209	–	85	193	2	–	128	26	1,006	2,349	209	–
31 December 2014	759	1,775	24	375	12	347	47	–	–	192	226	–	87	208	2	–	122	19	1,053	2,915	226	–
31 December 2015	809	1,757	40	439	10	273	53	–	–	119	197	–	85	166	2	–	94	8	1,092	2,763	197	–
Enterprise’s share of equity method investees:
31 December 2013	1	4	–	–	–	–	–	–	–	–	–	–	–	–	102	349	–	–	102	353	–	–
31 December 2014	1	3	–	–	–	–	–	–	–	–	–	–	–	–	102	331	–	–	102	334	–	–
31 December 2015	1	6	–	–	–	–	–	–	–	–	–	–	–	–	104	412	–	–	105	418	–	–

Proved undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)
Consolidated entities
31 December 2013	992	3,139	59	474	8	203	96	–	–	–	528	34	90	156	–	–	38	1	1,284	3,974	528	34
31 December 2014	932	2,982	24	487	5	109	95	–	–	41	524	31	122	196	–	–	28	2	1,206	3,816	524	31
31 December 2015	622	3,598	20	406	5	116	114	–	–	–	619	–	154	109	–	–	8	1	923	4,230	619	–
Enterprise’s share of equity method investees:
31 December 2013	–	–	–	–	–	–	–	–	–	–	–	–	–	–	97	167	–	–	97	167	–	–
31 December 2014	–	–	–	–	–	–	–	–	–	–	–	–	–	–	98	203	–	–	98	203	–	–
31 December 2015	–	–	–	–	–	–	–	–	–	–	–	–	–	–	95	159	–	–	95	159	–	–

CNOOC LIMITED Annual Report 2015  142

(b)	Results of operations

				2013 Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	157,458	9,539	1,915	18,905	8,800	8,845	212	20,771	226,445
Operating expenses	(15,961)	(2,998)	(508)	(1,288)	(5,794)	(1,022)	(30)	(2,413)	(30,014)
Taxes other than income tax	(14,585)	–	(338)	(556)	(76)	(350)	(15)	–	(15,920)
Exploration expense	(9,939)	(601)	(29)	(889)	(112)	(3,401)	(238)	(1,911)	(17,120)
Accretion expense	(1,406)	1	–	(72)	(122)	(93)	(5)	(207)	(1,904)
Depreciation, depletion and amortisation	(27,992)	(3,701)	(199)	(7,850)	(3,327)	(4,812)	(98)	(7,533)	(55,512)
Special oil gain levy	(23,421)	–	–	–	–	–	–	–	(23,421)
	64,154	2,240	841	8,250	(631)	(833)	(174)	8,707	82,554

Income tax expense	(16,038)	(1,234)	(252)	(3,931)	(91)	447	57	(5,352)	(26,394)

Result of operations	48,116	1,006	589	4,319	(722)	(386)	(117)	3,355	56,160

	2013 Enterprise’s share of equity method investees:
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	284	–	–	–	–	–	2,870	–	3,154
Operating expenses	(130)	–	–	–	–	–	(1,495)	–	(1,625)
Taxes other than income tax	(29)	–	–	–	–	–	(1,677)	–	(1,706)
Exploration expense	(43)	–	–	–	–	–	(7)	–	(50)
Accretion expense	(16)	–	–	–	–	–	(35)	–	(51)
Depreciation, depletion and amortisation	(137)	–	–	–	–	–	(1,504)	–	(1,641)
Special oil gain levy	–	–	–	–	–	–	–	–	–
	(71)	–	–	–	–	–	(1,848)	–	(1,919)
Income tax expense	–	–	–	–	–	–	–	–	–
Result of operations	(71)	–	–	–	–	–	(1,848)	–	(1,919)
Total result of operations for producing activities	48,045	1,006	589	4,319	(722)	(386)	(1,965)	3,355	54,241

CNOOC LIMITED Annual Report 2015  143

(b)	Results of operations (continued)

	2014 Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	148,985	11,263	1,753	16,682	10,555	8,661	205	20,106	218,210
Operating expenses	(16,212)	(2,834)	(556)	(1,600)	(6,177)	(1,006)	(35)	(2,760)	(31,180)
Taxes other than income tax	(10,157)	(3)	(276)	(656)	(244)	(455)	–	(11)	(11,802)
Exploration expense	(4,945)	(1,626)	(267)	(1,637)	(1,263)	(808)	(238)	(896)	(11,680)
Accretion expense	(1,803)	(1)	–	(92)	(146)	(58)	(2)	(285)	(2,387)
Depreciation, depletion and amortisation	(28,993)	(4,686)	(206)	(8,143)	(6,476)	(1,385)	(105)	(7,413)	(57,407)
Special oil gain levy	(19,072)	–	–	–	–	–	–	–	(19,072)
	67,803	2,113	448	4,554	(3,751)	4,949	(175)	8,741	84,682
Income tax expense	(16,952)	(1,559)	(134)	(1,984)	2,948	709	12	(5,063)	(22,023)
Result of operations	50,851	554	314	2,570	(803)	5,658	(163)	3,678	62,659

	2014 Enterprise’s share of equity method investees:
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	277	–	–	–	–	–	3,160	–	3,437
Operating expenses	(136)	–	–	–	–	–	(1,329)	–	(1,465)
Taxes other than income tax	(25)	–	–	–	–	–	(1,496)	–	(1,521)
Exploration expense	(1)	–	–	–	–	–	(122)	–	(123)
Accretion expense	(15)	–	–	–	–	–	(34)	–	(49)
Depreciation, depletion and amortisation	(78)	–	–	–	–	–	(1,411)	–	(1,489)
Special oil gain levy	–	–	–	–	–	–	–	–	–
	22	–	–	–	–	–	(1,232)	–	(1,210)
Income tax expense	(3)	–	–	–	–	–	–	–	(3)
Result of operations	19	–	–	–	–	–	(1,232)	–	(1,213)
Total result of operations for producing activities	50,870	554	314	2,570	(803)	5,658	(1,395)	3,678	61,446

CNOOC LIMITED Annual Report 2015  144

(b)	Results of operations (continued)

	2015 Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	106,258	7,258	1,079	9,723	4,981	4,435	103	12,760	146,597
Operating expenses	(15,984)	(2,562)	(420)	(1,271)	(4,278)	(1,044)	(28)	(2,785)	(28,372)
Taxes other than income tax	(9,498)	–	(131)	(459)	(250)	(362)	–	(48)	(10,748)
Exploration expense	(4,415)	(937)	(50)	(885)	(712)	(1,271)	(260)	(1,443)	(9,973)
Accretion expense	(1,882)	–	–	(93)	(119)	(55)	(2)	(284)	(2,435)
Depreciation, depletion and amortisation	(39,533)	(3,193)	(135)	(9,757)	(3,163)	(7,145)	(147)	(9,592)	(72,665)
Special oil gain levy	(59)	–	–	–	–	–	–	–	(59)
	34,887	566	343	(2,742)	(3,541)	(5,442)	(334)	(1,392)	22,345
Income tax expense	(8,722)	(764)	(103)	186	1,405	2,133	34	4,801	(1,030)
Result of operations	26,165	(198)	240	(2,556)	(2,136)	(3,309)	(300)	3,409	21,315

	2015 Enterprise’s share of equity method investees:
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Net sales to customers	200	–	–	–	–	–	3,244	–	3,444
Operating expenses	(139)	–	–	–	–	–	(1,624)	–	(1,763)
Taxes other than income tax	(11)	–	–	–	–	–	(1,288)	–	(1,299)
Exploration expense	(59)	–	–	–	–	–	(6)	–	(65)
Accretion expense	(6)	–	–	–	–	–	(34)	–	(40)
Depreciation, depletion and amortisation	(109)	–	–	–	–	–	(1,767)	–	(1,876)
Special oil gain levy	–	–	–	–	–	–	–	–	–
	(124)	–	–	–	–	–	(1,475)	–	(1,599)
Income tax expense	19	–	–	–	–	–	–	–	19
Result of operations	(105)	–	–	–	–	–	(1,475)	–	(1,580)
Total result of operations for producing activities	26,060	(198)	240	(2,556)	(2,136)	(3,309)	(1,775)	3,409	19,735

CNOOC LIMITED Annual Report 2015  145

(c)	Capitalized costs

	2013 Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	323,111	19,508	2,269	53,136	46,009	27,139	419	29,053	500,644
Unproved oil and gas properties	5,538	1,470	2	16,442	54,116	29,886	4,414	17,075	128,943
Accumulated depreciation, depletion and amortisation	(162,767)	(8,971)	(951)	(23,011)	(3,827)	(7,152)	(96)	(6,733)	(213,508)
Net capitalized costs	165,882	12,007	1,320	46,567	96,298	49,873	4,737	39,395	416,079

	2013 Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	1,888	–	–	–	–	–	21,555	–	23,443
Unproved oil and gas properties	–	–	–	–	–	–	7,537	–	7,537
Accumulated depreciation, depletion and amortisation	(1,637)	–	–	–	–	–	(4,331)	–	(5,968)
Net capitalized costs	251	–	–	–	–	–	24,761	–	25,012

	2014 Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	383,162	24,663	2,277	57,744	13,183	21,295	209	35,489	538,022
Unproved oil and gas properties	12,319	1,405	2	20,599	97,272	43,964	4,867	15,873	196,301
Accumulated depreciation, depletion and amortisation	(191,397)	(13,572)	(1,092)	(31,203)	(9,019)	(12,042)	(204)	(15,307)	(273,836)
Net capitalized costs	204,084	12,496	1,187	47,140	101,436	53,217	4,872	36,055	460,487

	2014 Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	251	–	–	–	–	–	25,713	–	25,964
Unproved oil and gas properties	–	–	–	–	–	–	5,395	–	5,395
Accumulated depreciation, depletion and amortisation	(81)	–	–	–	–	–	(5,840)	–	(5,921)
Net capitalized costs	170	–	–	–	–	–	25,268	–	25,438

CNOOC LIMITED Annual Report 2015  146

(c)	Capitalized costs (continued)

	2015 Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	409,295	30,736	2,420	65,593	29,160	39,805	97	11,217	588,323
Unproved oil and gas properties	13,006	1,616	2	27,644	90,802	36,523	6,263	42,387	218,243
Accumulated depreciation, depletion and amortisation	(230,943)	(17,768)	(1,253)	(43,408)	(14,774)	(20,247)	(831)	(26,034)	(355,258)
Net capitalized costs	191,358	14,584	1,169	49,829	105,188	56,081	5,529	27,570	451,308

	2015 Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Proved oil and gas properties	2,129	–	–	–	–	–	30,191	–	32,320
Unproved oil and gas properties	–	–	–	–	–	–	5,754	–	5,754
Accumulated depreciation, depletion and amortisation	(1,831)	–	–	–	–	–	(7,693)	–	(9,524)
Net capitalized costs	298	–	–	–	–	–	28,252	–	28,550

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2013 Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	879	29	–	10,283	35,773	1,760	453	26,894	76,071
– Unproved	–	25	–	2,385	39,959	13,707	4,552	17,980	78,608
Exploration costs	12,155	733	29	1,897	1,271	1,563	138	895	18,681
Development costs*	42,877	3,272	–	6,720	8,755	6,882	17	2,943	71,466
Total costs incurred	55,911	4,059	29	21,285	85,758	23,912	5,160	48,712	244,826

	2013 Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	43	–	–	–	–	–	25	–	68
Development costs*	7	–	–	–	–	–	1,457	–	1,464
Total costs incurred	50	–	–	–	–	–	1,482	–	1,532

CNOOC LIMITED Annual Report 2015  147

(d)	Costs incurred in oil and gas property acquisition, exploration and development (continued)

	2014
	Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	13,644	1,515	267	3,454	1,759	2,260	421	724	24,044
Development costs*	58,920	5,060	–	7,754	8,239	10,026	44	5,434	95,477
Total costs incurred	72,564	6,575	267	11,208	9,998	12,286	465	6,158	119,521

	2014
	Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	1	–	–	–	–	–	151	–	152
Development costs*	–	–	–	–	–	–	1,890	–	1,890
Total costs incurred	1	–	–	–	–	–	2,041	–	2,042

	2015
	Consolidated entities
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	9,516	908	54	1,169	461	1,236	1,123	714	15,181
Development costs*	22,726	4,582	–	9,469	2,465	7,216	60	72	46,590
Total costs incurred	32,242	5,490	54	10,638	2,926	8,452	1,183	786	61,771

	2015
	Enterprise’s share of equity method investees
						North
		Asia				America
		(excluding				(excluding	South
	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	59	–	–	–	–	–	33	–	92
Development costs*	241	–	–	–	–	–	2,811	–	3,052
Total costs incurred	300	–	–	–	–	–	2,844	–	3,144

*	The development costs include estimated future dismantlement costs of dismantling oil and gas properties.

CNOOC LIMITED Annual Report 2015  148

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production from proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

	2013 Consolidated entities
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	1,336,580	93,943	18,095	99,648	430,094	87,532	1,040	108,254	2,175,186
Future production costs		(523,810)	(46,834)	(6,716)	(19,779)	(247,762)	(19,423)	(610)	(32,056)	(896,990)
Future development costs	(2)	(259,636)	(29,850)	(2,269)	(36,699)	(50,993)	(15,946)	(43)	(14,911)	(410,347)
Future income taxes		(102,827)	(5,504)	(2,314)	(18,498)	(24,996)	(12,252)	(31)	(36,709)	(203,131)
Future net cash flows	(3)	450,307	11,755	6,796	24,672	106,343	39,911	356	24,578	664,718
10% discount factor		(165,652)	(8,085)	(2,393)	(9,328)	(74,732)	(19,283)	(53)	(5,688)	(285,214)
Standardised measure of discounted future net cash flows		284,655	3,670	4,403	15,344	31,611	20,628	303	18,890	379,504

	2013 Enterprise’s share of equity method investees
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	560	–	–	–	–	–	46,278	–	46,838
Future production costs		(369)	–	–	–	–	–	(19,688)	–	(20,057)
Future development costs	(2)	(229)	–	–	–	–	–	(4,362)	–	(4,591)
Future income taxes		–	–	–	–	–	–	(4,305)	–	(4,305)
Future net cash flows	(3)	(38)	–	–	–	–	–	17,923	–	17,885
10% discount factor		45	–	–	–	–	–	(8,412)	–	(8,367)
Standardised measure of discounted future net cash flows		7	–	–	–	–	–	9,511	–	9,518
Total standardised measure of discounted future net cash flow		284,662	3,670	4,403	15,344	31,611	20,628	9,814	18,890	389,022

CNOOC LIMITED Annual Report 2015  149

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2014 Consolidated entities
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	1,335,886	84,138	18,722	103,213	441,864	101,410	1,000	93,091	2,179,324
Future production costs		(528,067)	(36,129)	(4,244)	(34,477)	(257,139)	(20,692)	(434)	(29,589)	(910,771)
Future development costs	(2)	(273,362)	(17,291)	(2,708)	(34,665)	(52,399)	(22,101)	(43)	(13,704)	(416,273)
Future income taxes		(89,139)	(12,355)	(3,129)	(14,126)	(7,564)	(156)	(49)	(30,077)	(156,595)
Future net cash flows	(3)	445,318	18,363	8,641	19,945	124,762	58,461	474	19,721	695,685
10% discount factor		(163,945)	(8,741)	(3,179)	(6,585)	(84,425)	(33,260)	(93)	(4,584)	(304,812)
Standardised measure of discounted future net cash flows		281,373	9,622	5,462	13,360	40,337	25,201	381	15,137	390,873

	2014
	Enterprise’s share of equity method investees
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	572	–	–	–	–	–	82,011	–	82,583
Future production costs		(1,225)	–	–	–	–	–	(30,695)	–	(31,920)
Future development costs	(2)	(642)	–	–	–	–	–	(12,330)	–	(12,972)
Future income taxes		–	–	–	–	–	–	(13,641)	–	(13,641)
Future net cash flows	(3)	(1,295)	–	–	–	–	–	25,345	–	24,050
10% discount factor		271	–	–	–	–	–	(14,096)	–	(13,825)
Standardised measure of discounted future net cash flows		(1,024)	–	–	–	–	–	11,249	–	10,225
Total standardised measure of discounted future net cash flow		280,349	9,622	5,462	13,360	40,337	25,201	11,630	15,137	401,098

	2015
	Consolidated entities
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	791,748	59,432	12,649	49,238	254,224	64,372	442	36,157	1,268,262
Future production costs		(268,950)	(28,572)	(3,332)	(17,100)	(192,827)	(20,123)	(312)	(26,695)	(557,911)
Future development costs	(2)	(184,967)	(12,962)	(2,442)	(26,992)	(40,130)	(26,609)	–	(2,533)	(296,635)
Future income taxes		(46,043)	(4,769)	(1,733)	–	(5,317)	–	(43)	(4,296)	(62,201)
Future net cash flows	(3)	291,788	13,129	5,142	5,146	15,950	17,640	87	2,633	351,515
10% discount factor		(127,971)	(5,392)	(1,664)	(5,868)	(20,616)	(13,726)	(22)	(252)	(175,511)
Standardised measure of discounted future net cash flows		163,817	7,737	3,478	(722)	(4,666)	3,914	65	2,381	176,004

CNOOC LIMITED Annual Report 2015  150

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2015 Enterprise’s share of equity method investees
							North
			Asia				America
			(excluding				(excluding	South
	Notes	PRC	PRC)	Oceania	Africa	Canada	Canada)	America	Europe	Total
Future cash inflows	(1)	579	–	–	–	–	–	74,356	–	74,935
Future production costs		(928)	–	–	–	–	–	(29,858)	–	(30,786)
Future development costs	(2)	(575)	–	–	–	–	–	(10,703)	–	(11,278)
Future income taxes		–	–	–	–	–	–	(11,823)	–	(11,823)
Future net cash flows	(3)	(924)	–	–	–	–	–	21,972	–	21,048
10% discount factor		213	–	–	–	–	–	(12,014)	–	(11,801)
Standardised measure of discounted future net cash flows		(711)	–	–	–	–	–	9,958	–	9,247
Total standardised measure of discounted future net cash flow		163,106	7,737	3,478	(722)	(4,666)	3,914	10,023	2,381	185,251

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling oil and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2013
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee
Standardised measure, beginning of year	347,460	9,539	356,999
Sales of production, net of royalties and production costs	(180,494)	313	(180,181)
Net change in prices, net of royalties and production costs	51,408	(2,624)	48,784
Extensions discoveries and improved recovery, net of related future costs	53,261	–	53,261
Change in estimated future development costs	(82,414)	(2,083)	(84,497)
Development costs incurred during the year	70,077	229	70,306
Revisions in quantity estimates	22,884	820	23,704
Accretion of discount	42,522	1,269	43,791
Net change in income taxes	(17,464)	1,148	(16,316)
Purchase of properties	114,763	–	114,763
Changes in timing and other	(42,499)	907	(41,592)
Standardised measure, end of year	379,504	9,518	389,022

CNOOC LIMITED Annual Report 2015  151

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2014
			Consolidated
	Consolidated Total	Equity share of equity method investee	and equity share of equity method investee
Standardised measure, beginning of year	379,504	9,518	389,022
Sales of production, net of royalties and production costs	(175,187)	58	(175,129)
Net change in prices, net of royalties and production costs	4,323	8,750	13,073
Extensions discoveries and improved recovery, net of related future costs	87,059	652	87,711
Change in estimated future development costs	(62,501)	(4,050)	(66,551)
Development costs incurred during the year	105,782	197	105,979
Revisions in quantity estimates	(6,620)	697	(5,923)
Accretion of discount	48,893	1,305	50,198
Net change in income taxes	19,828	(2,595)	17,233
Purchase of properties	(1,544)	–	(1,544)
Changes in timing and other	(8,664)	(4,307)	(12,971)
Standardised measure, end of year	390,873	10,225	401,098

	2015
			Consolidated
	Consolidated Total	Equity share of equity method investee	and equity share of equity method investee
Standardised measure, beginning of year	390,873	10,225	401,098
Sales of production, net of royalties and production costs	(107,455)	(288)	(107,743)
Net change in prices, net of royalties and production costs	(306,900)	(5,484)	(312,384)
Extensions discoveries and improved recovery, net of related future costs	68,657	904	69,561
Change in estimated future development costs	38,995	(247)	38,748
Development costs incurred during the year	65,680	2,904	68,584
Revisions in quantity estimates	(37,789)	545	(37,244)
Accretion of discount	50,466	1,720	52,186
Net change in income taxes	64,907	1,040	65,947
Purchase of properties	–	(2)	(2)
Changes in timing and other	(51,430)	(2,070)	(53,500)
Standardised measure, end of year	176,004	9,247	185,251

CNOOC LIMITED Annual Report 2015  152

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 26 May 2016, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2015.

2.	To declare a final dividend for the year ended 31 December 2015.

3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company:

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Yangtze University in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Operation Manager of CNOOC/AMOCO Joint Operating Group, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. Mr. Li also served as Chairman and Director of CNOOC Southeast Asia Limited, being a subsidiary of the Company. He has served as Vice President of CNOOC since April 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Li, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

CNOOC LIMITED Annual Report 2015  153

4.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company:

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined CNOOC in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Lv does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lv has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Lv, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Lv’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Lv is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Chiu Sung Hong, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-election of Mr. Chiu is in the best interests of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

CNOOC LIMITED Annual Report 2015  154

Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax). The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

CNOOC LIMITED Annual Report 2015  155

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

CNOOC LIMITED Annual Report 2015  156

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Hong Kong, 6 April 2016

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

CNOOC LIMITED Annual Report 2015  157

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 23 May 2016 (Monday) to 26 May 2016 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 20 May 2016 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 13 June 2016 (Monday) to 17 June 2016 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 10 June 2016 (Friday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. Historically, the Company applied for and received a waiver of this requirement from the TSX on an annual basis. However, the TSX adopted an exemption from this requirement for Eligible International Interlisted Issuers in 2015. The Company qualifies as an Eligible International Interlisted Issuer. The Company has provided a notice to TSX pursuant to the requirement of TSX Company Manual for purposes of the director election process utilized by the Company in 2016 to rely on such exemption and anticipates providing similar such notices for each successive year.

CNOOC LIMITED Annual Report 2015  158

Glossary

API

The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees

Wildcat

A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well

An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business

Oil and gas exploration, development, production and sales

FPSO

Floating, Production, Storage and Offloading vessel

LNG

Liquefied Natural Gas

Proved Reserves

Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions

PSC

Production sharing contract

Reserve replacement ratio

For a given year, total additions to proved reserves divided by production during the year

Volume Acronyms

Bbl

Barrel

Bcf

Billion cubic feet

BOE

Barrels-of-oil-equivalent

Mbbls

Thousand barrels

Mboe

Thousand barrels of equivalent

Mcf

Thousand cubic feet

CNOOC LIMITED Annual Report 2015  159

Mmboe

Million barrels-of-oil equivalent

Mmbbls

Million barrels

Mmcf

Million cubic feet

Note:	In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES and Tangguh projects in Indonesia in Asia, and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

CNOOC LIMITED Annual Report 2015  160

Company Information

Board of Directors:

Executive Directors

Li Fanrong	CEO & President
Wu Guangqi	Compliance Officer

Non-executive Directors

Yang Hua	Chairman

Lv Bo

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Audit Committee

Tse Hau Yin, Aloysius (Chairman and Financial Expert)

Chiu Sung Hong

Lawrence J. Lau

Nomination Committee

Yang Hua (Chairman)

Lawrence J. Lau

Kevin G. Lynch

Remuneration Committee

Chiu Sung Hong (Chairman)

Tse Hau Yin, Aloysius

Lv Bo

Other Members of the Senior Management

Yuan Guangyu	Executive Vice President
Zhu Weilin	Executive Vice President
Chen Bi	Executive Vice President
Chen Wei	Executive Vice President
Zhang Guohua	Senior Vice President
Zhong Hua	Chief Financial Officer
Deng Yunhua	Deputy Chief Exploration Engineer
Song Lisong	Chief Safety Official
Xie Yuhong	Deputy Chief Geologist

Joint Company Secretary

Li Jiewen

Tsue Sik Yu, May

CNOOC LIMITED Annual Report 2015  161

Principal Bankers:

Bank of China

Industrial and Commercial Bank of China

China Construction Bank

Bank of China (Hong Kong) Limited

Citi Bank, N.A.

Bank of America

Hong Kong Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716, 17th Floor

 Hopewell Center

183 Queen’s Road East

Wan Chai

Hong Kong

ADS Depositary:

 JPMorgan Chase Bank, N.A.

4 New York Plaza, 13th Floor

New York, NY 10004

United States of America

Symbol and stock code:

NYSE: CEO

HKSE: 00883

TSX: CNU

Investor Relations:

Beijing

Tel: (8610) 8452 2973

Fax: (8610) 8452 1441

E-mail: ir@cnooc.com.cn

Hong Kong

Tel: (852) 2213 2502

Fax: (852) 2525 9322

E-mail: huanghe@cnooc.com.cn

Media/Public Relations:

Tel: (8610) 8452 6642

 Fax: (8610) 8452 1441

E-mail: mr@cnooc.com.cn

Registered Office:

65/F, Bank of China Tower, 1 Garden Road, Hong Kong

Tel: (852) 2213 2500

Fax: (852) 2525 9322

Beijing Office:

CNOOC Tower, No.25 Chaoyangmen Beidajie,

Beijing, China

Zip Code: 100010

Website: www.cnoocltd.com

CNOOC LIMITED Annual Report 2015  162

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 26 May 2016, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2015.

2.	To declare a final dividend for the year ended 31 December 2015.

3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company:

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Yangtze University in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Operation Manager of CNOOC/AMOCO Joint Operating Group, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. Mr. Li also served as Chairman and Director of CNOOC Southeast Asia Limited, being a subsidiary of the Company. He has served as Vice President of CNOOC since April 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011. He also serves as a Director of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Li, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company:

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined China National Offshore Oil Corporation (“CNOOC”) in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy

Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non- executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Save as aforesaid, Mr. Lv does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lv has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Lv, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Lv’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Lv is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Chiu Sung Hong, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non- executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-election of Mr. Chiu is in the best interests of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax). The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 6 April 2016

Registered office:

65th Floor,

Bank of China Tower, 1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 23 May 2016 (Monday) to 26 May 2016 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 20 May 2016 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 13 June 2016 (Monday) to 17 June 2016 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 10 June 2016 (Friday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. Historically, the Company applied for and received a waiver of this requirement from the TSX on an annual basis. However, the TSX adopted an exemption from this requirement for Eligible International Interlisted Issuers in 2015. The Company qualifies as an Eligible International Interlisted Issuer. The Company has provided a notice to TSX pursuant to the requirement of TSX Company Manual for purposes of the director election process utilized by the Company in 2016 to rely on such exemption and anticipates providing similar such notices for each successive year.

As at the date of this notice, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Yang Hua (Chairman) Lv Bo	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO THE

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 26 May 2016 at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 145 to 150 of the annual report of the Company for the year ended 31 December 2015 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

6 April 2016

LETTER FROM THE BOARD

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Yang Hua (Chairman) Lv Bo Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch	Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong

6 April 2016

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO THE

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A7 and B1-B3 of the notice of annual general meeting for the approval of, amongst others, the grant of the general mandates for issue Shares and buy back Shares (as defined hereinafter) and the re-election of retiring directors at the annual general meeting of the Company to be held at Island Shangri-La

LETTER FROM THE BOARD

Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2016 at 3:30 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the number of issued shares of the Company.

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

At the annual general meeting of the Company held on 21 May 2015, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to buy back Shares the aggregate number of which shall not exceed 10% of the total number of issued shares of the Company as at 21 May 2015; (ii) to issue, allot and deal with additional Shares the aggregate number of which shall not exceed 20% of the total number of issued shares of the Company as at 21 May 2015; and (iii) extend the general mandate granted to the Directors to issue, allot and deal with such number of Shares the aggregate number of which shall not exceed the aggregate number of Shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at 21 May 2015 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue shares and buy back Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to buy back any Shares or to issue any new Shares pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 30 March 2016, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,929,491,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue shares and buy back Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

LETTER FROM THE BOARD

PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to Article 97 of the Articles of Association of the Company (the “Articles”), Mr. Li Fanrong, Mr. Lv Bo and Mr. Chiu Sung Hong will retire from office at the Annual General Meeting and, being eligible for re-election, Mr. Li Fanrong, Mr. Lv Bo and Mr. Chiu Sung Hong have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

Mr. Chiu Sung Hong (“Mr. Chiu”) who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming Annual General Meeting of the Company to be held on 26 May 2016. Mr. Chiu has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Chiu has expressed objective views and given valuable independent guidance to the Company over the years. He is currently the chairman of the remuneration committee and a member of the audit committee, and has served as the chairman of the independent board committee in connection with the connected transactions entered into by the Company and its subsidiaries. Mr. Chiu has continued to demonstrate firm commitments to his role. Mr. Chiu has never been engaged in any executive management of the Group. The Board has received from Mr. Chiu a confirmation of independence according to Rule 3.13 of the Listing Rules. Despite Mr. Chiu has served as an Independent Non-executive Director of the Company for over nine years, taking into consideration of the above and the independent natures of Mr. Chiu’s role and duties in the past years, the Board considers that the long service of Mr. Chiu would not diminish his independence and affect his exercise of independent judgment and is satisfied that Mr. Chiu has the required character, integrity, experience and independence to continue fulfilling the role of independent non-executive director. Further, given Mr. Chiu’s extensive knowledge, expertise and experience, the Board considers the re-election of Mr. Chiu as independent non-executive director is in the best interest of the Company and shareholders as a whole.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 145 to 150 of the annual report of the Company for the year ended 31 December 2015 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the granting of general mandates to issue and buy back Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

LETTER FROM THE BOARD

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue and buy back Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Yang Hua Chairman

APPENDIX I EXPLANATORY NOTES TO BUY BACK MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for buy back Shares and also constitutes the memorandum required under section 239 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

GENERAL MANDATE TO BUY BACK SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and an unconditional mandate (the “Share Buy-back Mandate”) to exercise all the powers of the Company to buy back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Share Buy-back Mandate, the number of Shares that the Company may buy back shall not exceed 10% of total number of issued Shares as at the date of passing the resolution.

Shareholders should note that the Share Buy-back Mandate covers buy-backs made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Buy-back Mandate, the maximum number of Shares that may be bought back by the Company pursuant to the Share Buy-back Mandate will be 4,464,745,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective close associates (as defined under the Listing Rules) has a present intention, in the event that the Share Buy-back Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are core connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Share Buy-back Mandate is granted by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make buy-backs pursuant to the Share Buy-back Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I EXPLANATORY NOTES TO BUY BACK MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 28,772,727,268 Shares, representing approximately 64.44% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in five Shares. If the Share Buy-back Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Share Buy-back Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR SHARE BUY-BACKS

Reasons for Share Buy-backs

The Directors consider that the Share Buy-back Mandate will provide the Company with the flexibility to make such buy-backs when appropriate and beneficial to the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Buy-backs must be made from funds legally available for such purpose in accordance with the Company’s Articles, the Listing Rules and applicable laws and regulations in Hong Kong. The Companies Ordinance provides that that the amount paid in connection with a buy-back may only be made from the distributable profits of the Company and/or proceeds of a new issue of Shares made for the purpose of the buy-back to the extent permissible under the Companies Ordinance.

APPENDIX I EXPLANATORY NOTES TO BUY BACK MANDATE

On the basis of the consolidated financial position of the Company as at 31 December 2015 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the Share Buy-back Mandate were to be carried out in full at any time during the proposed buy-back period. No buy-back would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such buy-backs were in the best interests of the Company and its Shareholders as a whole.

SHARE BUY-BACK MADE BY THE COMPANY

No share buy-back had been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest HK$	Lowest HK$

2015
April	13.42	11.04
May	13.18	12.12
June	12.42	10.94
July	11.02	9.37
August	10.02	7.91
September	9.42	7.44
October	9.52	8.18
November	9.25	8.10
December	9.04	7.82

2016
January	8.03	6.42
February	8.23	7.25
March (up to the Latest Practicable Date)	9.26	8.29

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 26 May 2016, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2015.

2.	To declare a final dividend for the year ended 31 December 2015.

3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company:

Li Fanrong

Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Yangtze University in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Operation Manager of CNOOC/AMOCO Joint Operating Group, Managing Director of CNOOC/ STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. Mr. Li also served as Chairman and Director of CNOOC Southeast Asia Limited, being a subsidiary of the Company. He has served as Vice President of CNOOC since April 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011. He also serves as a Director of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Li, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company:

Lv Bo

Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined China National Offshore Oil Corporation (“CNOOC”) in 2002 and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Save as aforesaid, Mr. Lv does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lv has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Lv, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Lv’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Lv is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Chiu Sung Hong, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Mr. Chiu has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-election of Mr. Chiu is in the best interests of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax). The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1. “THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 6 April 2016

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Hong Kong.

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 23 May 2016 (Monday) to 26 May 2016 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 20 May 2016 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 13 June 2016 (Monday) to 17 June 2016 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 10 June 2016 (Friday).

APPENDIX II NOTICE OF ANNUAL GENERAL MEETING

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. Historically, the Company applied for and received a waiver of this requirement from the TSX on an annual basis. However, the TSX adopted an exemption from this requirement for Eligible International Interlisted Issuers in 2015. The Company qualifies as an Eligible International Interlisted Issuer. The Company has provided a notice to TSX pursuant to the requirement of TSX Company Manual for purposes of the director election process utilized by the Company in 2016 to rely on such exemption and anticipates providing similar such notices for each successive year.

Exhibit 99.4

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 26 May 2016

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 May 2016 at 3:30 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2015.
A2.	To declare a final dividend for the year ended 31 December 2015.
A3.	To re-elect Mr. Li Fanrong as an Executive Director of the Company.
A4.	To re-elect Mr. Lv Bo as a Non-executive Director of the Company.
A5.	To re-elect Mr. Chiu Sung Hong who has served the Company for more than nine years as an Independent Non-executive Director of the Company.
A6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board of Directors to fix their remuneration.
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*

*	The full text of the Resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company despatched to shareholders of the Company on 6 April 2016.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (3) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (3) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.

Exhibit 99.5

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTIFICATION LETTER

6 April 2016

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of Annual Report, Explanatory Statement, Notice of Annual General Meeting and Proxy Form (“Current Corporate Communications”)

The Company’s Annual General Meeting will be held at 3:30 p.m. on Thursday, 26 May 2016 at the Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and/ or “Announcement” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

CNOH-06042016-1(21)

Request Form

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

(Please mark ONLY ONE（X）of the following boxes)

□	to receive the printed English version of all Corporate Communications ONLY; OR
□	to receive the printed Chinese version of all Corporate Communications ONLY; OR
□	to receive both printed English and Chinese versions of all Corporate Communications.

Contact telephone number	Signature(s)

Notes

1.	Please complete all your details clearly.
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

CNOH-06042016-1(21)